    As filed with the Securities and Exchange Commission on August 18, 2000
                                                      Registration No. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                        Under The Securities Act of 1933

                                ---------------
                           NATUS MEDICAL INCORPORATED
             (Exact name of Registrant as specified in its charter)

                                ---------------

     Delaware                      3845                            77-0154833
 (State or other
  jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
 incorporation or
   organization)       Classification Code Number)           Identification Number)

                              1501 Industrial Road
                              San Carlos, CA 94070
                                 (650) 802-0400
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------
                              William H. Lawrenson
                            Chief Financial Officer
                              1501 Industrial Road
                              San Carlos, CA 94070
                                 (650) 802-0400
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                  Please send copies of all communications to:

             Robert P. Latta, Esq.                             John W. White, Esq.
               Julia Reigel, Esq.                            Cravath, Swaine & Moore
             G. Scott Giesler, Esq.                              WorldWide Plaza
        Wilson Sonsini Goodrich & Rosati                        825 Eighth Avenue,
            Professional Corporation                       New York New York 10019-7475
               650 Page Mill Road                                 (212) 474-1000
            Palo Alto, CA 94304-1050
                 (650) 493-9300

                                ---------------
        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
   If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
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--------------------------------------------------------------------------------

    Title of Each Class           Proposed Maximum
    of Securities to be          Aggregate Offering             Amount of
         Registered                   Price(1)               Registration Fee
-----------------------------------------------------------------------------
Common stock, $0.001 par
 value.....................         $50,600,000                 $13,358.40
-----------------------------------------------------------------------------

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(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus is not complete and may be + +changed. We may not sell these securities until the registration statement +
+filed with the Securities and Exchange Commission is effective. This          +
+preliminary prospectus is not an offer to sell these securities and is not + +soliciting an offer to buy these securities in any state where the offer or +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION, DATED AUGUST 18, 2000

PROSPECTUS

                                       Shares


                           Natus Medical Incorporated

                                  Common Stock

                                   --------

  We are selling       shares of our common stock. We have granted the
underwriters a 30-day option to purchase up to an additional     shares of
common stock to cover over-allotments.

  This is the initial public offering of our common stock. We currently expect that the initial public offering price will be between $ and $ per share. We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "BABY."

                                   --------

  Investing in our common stock involves certain risks. See "Risk Factors" beginning on page 8.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                                           Per
                                                          Share  Total
                                                          ------ ------
Public Offering Price                                     $      $
Underwriting Discount                                     $      $
Proceeds to Natus Medical Incorporated (before expenses)  $      $

  The underwriters expect to deliver the shares to purchasers on or about     ,
2000.

                                   --------

Salomon Smith Barney
             Dain Rauscher Wessels
                                                    Prudential Vector Healthcare
                              a unit of Prudential
                                   Securities

      , 2000

[Artwork:
Text reads as follows:
ALGO(R) Newborn Hearing Screeners use AABR(TM) Automated Auditory Brainstem Response technology, which screens the entire hearing pathway from the ear to the brainstem.

Picture of ALGO Newborn Hearing Screener in use.

Text surrounding the picture reads as follows (counter-clockwise):
1. The ALGO screener sends a series of soft clicking sounds into the baby's ear.
2. The baby's brain responds with a specific brainwave pattern called the auditory brainstem response (ABR).
3. The screener automatically compares the baby's ABR to a stored template from normal hearing infants.
4. The ALGO screener prints pass/refer results after every screen.

Caption at bottom of page reads:
NATUS because every baby is precious]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   4

Risk Factors.............................................................   8

Information Regarding Forward-Looking Statements.........................  21

Use of Proceeds..........................................................  22

Our Policy Regarding Dividends...........................................  22

Capitalization...........................................................  23

Dilution.................................................................  24

Selected Financial Data..................................................  25

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  27

Business.................................................................  37

Management...............................................................  58

Relationships and Related Party Transactions.............................  68

Principal Stockholders...................................................  71

Description of Capital Stock.............................................  74

Shares Eligible for Future Sale..........................................  78

United States Tax Consequences to Non-United States Holders..............  80

Underwriting.............................................................  82

Legal Matters............................................................  84

Experts..................................................................  84

Where You Can Find Additional Information................................  84

Index to Financial Statements............................................ F-1

   Until      , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the risks of purchasing our common stock discussed under the "Risk Factors" section and our financial statements and the related notes.

Our Business

   We are a medical device company focused on developing, manufacturing and marketing screening products for the identification and monitoring of common medical disorders that may occur in the critical developmental period from conception to a baby's first birthday. Currently, we are selling our ALGO products for newborn hearing screening, and, in early 2001, we expect to begin actively marketing our CO-Stat products for the evaluation of jaundice, a potentially toxic condition that can cause the skin to turn yellow. Both of our current product lines are comprised of hardware units and single-use disposable components and both product lines have been cleared for marketing by the United States Food and Drug Administration, or the FDA. We believe our products deliver accurate crib-side results in a rapid and reliable manner, and are simple to use and cost-effective. In addition, our products address the American Academy of Pediatrics' standard of care guidelines.

   Our ALGO products use automated auditory response brainstem technology, or automated ABR, to enable simple, non-invasive and accurate screening for hearing impairment in newborns. The ALGO screener delivers sound stimuli to a newborn's ears and analyzes brain wave responses to produce a "Pass" or "Refer" result. The screening can be performed within hours after birth. In addition, the ALGO meets the American Academy of Pediatrics' guidelines without requiring a trained audiologist to operate the equipment. We currently sell our ALGO products in the United States, Europe, Japan, Australia and New Zealand. Our ALGO products have been installed in approximately 40% of the approximately 4,000 hospitals with birthing facilities in the United States. In 1999, we sold disposable supplies to conduct approximately 1.2 million tests, and in the six months ended June 30, 2000, we sold disposable supplies to conduct approximately 770,000 tests.

   In addition to ALGO products, we have developed the CO-Stat analyzer that, within hours after birth, enables physicians to assess the likelihood that serious newborn jaundice will not occur. Jaundice may be a sign of an abnormally high rate of hemolysis, which is the process by which red blood cells in the human body are destroyed. Our CO-Stat analyzers accurately and non-invasively measure the rate of hemolysis by detecting the level of carbon monoxide in exhaled breath. In addition, we are currently investigating the use of the CO-Stat for other conditions, including pregnancy induced hypertension. To date, we have sold our CO-Stat system primarily for clinical research.

Our Market Opportunity

   Early detection of disorders for which treatments are readily available maximizes the possibility of achieving the best outcome for the child and reduces the social impact and the financial cost of treatment and habilitation. Our products address hearing impairment and jaundice, which are among the more common disorders a baby may face after birth.

   Each year, there are approximately 3.8 million births in the United States, and approximately 10.5 million births in all industrialized countries. Impaired hearing affects approximately six per 1,000 newborns in the United States. Undetected hearing impairment may result in the failure to learn, process spoken language or speak. The annual cost to society of profound newborn hearing impairment is estimated to be approximately $79 billion in the United States due to increased educational costs, lower lifetime income and higher unemployment. Early identification and habilitation can mitigate the effects of this disorder, regardless of its severity. Recent clinical evidence in support of early detection for hearing impairment combined with the introduction of new technologies has led health organizations, such as the American Academy of Pediatrics, and state governments to endorse universal newborn hearing screening programs. As a result, we estimate that 88% of births in the United States during 2000 will occur in states with mandates or pending mandates for universal newborn hearing screening. In addition, we estimate that hospitals in four other states without mandates or pending mandates will screen more than half of newborns in those states. Although universal newborn hearing screening is less prevalent outside the United States, some foreign governments, such as those in Japan and regions of Belgium, have begun to implement newborn hearing screening initiatives. We believe a significant opportunity exists in international markets to increase the population of newborns screened for hearing impairment.

   Jaundice affects over half of all newborns and may be indicative of serious conditions that can result in irreversible brain damage or death. Due to the potentially serious implications of jaundice, the American Academy of Pediatrics recommends that every newborn be closely monitored for jaundice and that physicians should definitively determine the presence or absence of an abnormal rate of hemolysis to establish the appropriate treatment for babies with jaundice. However, since jaundice is most often detected visually more than three days after birth, the need for definitive evaluation is often not established before a newborn's discharge from the hospital. We believe that hospitals in the United States spend approximately $1.3 billion per year to treat neonatal jaundice in the hospital, mainly due to late detection and subsequent readmission for evaluation.

                                ----------------

   We were incorporated in California on May 26, 1987 under the name Medical Instruments, Inc. On July 10, 1987, we changed our name to ALGOTEK Instruments, Inc., and on September 29, 1998 we changed our name to Natus Medical Incorporated. We reincorporated in Delaware in August 2000. Our principal executive offices are located at 1501 Industrial Road, San Carlos, California 94070, and our telephone number is (650) 802-0400.

   Natus(R); 70-40(R); ALGO(R); ALGO 1e(R); ALGO 2(R); ALGO2e; ALGO 2e Color; ALGO Portable; ALGO Databook(R); ALGO DataBook NHS Data Tracking System; CO-Stat(R); CO-Stat End Tidal Breath Analyzer; Dri-Prep(R); Ear Couplers(R); Jelly Button(R); MiniMuffs(R); Duracoupler; AABR; and ALGO 3 are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  The Offering

 Common stock offered..........................       shares
 Common stock outstanding after this offering..       shares
 Use of proceeds............................... To fund international expansion, working capital,
                                                capital expenditures, general
                                                corporate purposes and
                                                potential acquisitions of
                                                complementary businesses,
                                                products and technologies.
 Proposed Nasdaq National Market symbol........ "BABY"

   Unless otherwise noted, all information in this prospectus:

  . assumes no exercise of the underwriters' option to purchase up to additional shares of our common stock to cover over-allotments;

  . reflects a two-for-five reverse split of our common and preferred stock in August 2000;

  . reflects the conversion of each outstanding share of our convertible preferred stock into one share of common stock, or an aggregate of 8,931,534 shares, concurrently with the completion of this offering;

  . assumes our reincorporation into Delaware prior to completion of this offering; and

  . assumes the filing of our amended and restated certificate of incorporation authorizing a class of 10,000,000 shares of undesignated preferred stock concurrently with the completion of this offering.

   The number of shares of common stock to be outstanding immediately after this offering:

  . is based upon 9,684,520 shares of common stock outstanding as of June 30, 2000 assuming conversion of all convertible preferred stock;

  . does not take into account 1,326,123 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $1.09 per share;

  . does not take into account 1,500,000 shares of common stock available for future issuance under our 2000 stock option plan;

  . does not take into account 1,000,000 shares of common stock available for future issuance under our 2000 employee stock purchase plan; and

  . does not take into account 400,000 shares of common stock available for future issuance under our 2000 director option plan.

                             SUMMARY FINANCIAL DATA

                                                                         Six Months
                                 Years Ended December 31,              Ended June 30,
                          -------------------------------------------  ---------------
                           1995     1996     1997     1998     1999     1999    2000
                          -------  -------  -------  -------  -------  ------  -------
                                 (in thousands, except per share amounts)
Statement of Operations
 Data:
Net revenues............  $ 4,274  $ 6,501  $10,031  $15,884  $19,783  $8,918  $11,009
Cost of revenues........    2,027    2,567    3,612    5,577    6,624   3,082    3,908
                          -------  -------  -------  -------  -------  ------  -------
 Gross profit...........    2,247    3,934    6,419   10,307   13,159   5,836    7,101
                          -------  -------  -------  -------  -------  ------  -------
Operating expenses:
 Marketing and selling..    2,105    2,828    4,259    6,275    7,684   3,654    4,395
 Research and
  development...........      645      962    1,602    2,711    2,457   1,288    1,605
 General and
  administrative........      648      829    1,231    1,638    2,384   1,021    1,152
 Amortization of
  deferred stock
  compensation..........      --       --       --       --       --      --       278
                          -------  -------  -------  -------  -------  ------  -------
  Total operating
   expenses.............    3,398    4,619    7,092   10,624   12,525   5,963    7,430
                          -------  -------  -------  -------  -------  ------  -------
Income (loss) from
 operations.............   (1,151)    (685)    (673)    (317)     634    (127)    (329)
Other income (expense),
 net....................      (12)      21       97      118       20       5       12
                          -------  -------  -------  -------  -------  ------  -------
Income (loss) before
 taxes..................   (1,163)    (664)    (576)    (199)     654    (122)    (317)
Income tax expense......      --       --       --       --        10     --       --
                          -------  -------  -------  -------  -------  ------  -------
Net income (loss).......   (1,163)    (664)    (576)    (199)     644    (122)    (317)
Accretion of redeemable
 convertible preferred
 stock..................      625    1,079    1,292    1,389    2,085     695      692
                          -------  -------  -------  -------  -------  ------  -------
Net loss available to
 common stockholders....  $(1,788) $(1,743) $(1,868) $(1,588) $(1,441) $ (817) $(1,009)
                          =======  =======  =======  =======  =======  ======  =======
Basic and diluted net
 loss per share.........  $(20.55) $(16.29) $ (7.62) $ (3.63) $ (2.56) $(1.47) $ (1.59)
                          =======  =======  =======  =======  =======  ======  =======
Shares used in computing
 basic and diluted net
 loss per share.........       87      107      245      438      562     557      633
Pro forma basic and
 diluted net loss per
 share..................                                      $ (0.17)         $ (0.11)
                                                              =======          =======
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                                        8,478            9,565

   During the six months ended June 30, 2000, we amortized deferred stock compensation of $353,000, of which $75,000 was included in cost of revenues and $278,000 was included in operating expenses. The amortization of deferred stock compensation allocated to operating expenses was comprised of expenses related to marketing and selling of $91,000, research and development of $48,000 and general and administrative of $139,000.

   Pro forma basic and diluted net loss per share for the year ended December 31, 1999 and the six months ended June 30, 2000 have been calculated assuming the conversion of all outstanding shares of our convertible preferred stock as of June 30, 2000 into 8,931,534 shares of common stock as if the stock had been converted at the beginning of the respective period.

                                                       June 30, 2000
                                               -------------------------------
                                                                    Pro Forma
                                                Actual   Pro Forma As Adjusted
                                               --------  --------- -----------
                                                       (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments.................................. $  1,805   $1,805      $
Working capital...............................    3,859    3,859
Total assets..................................    9,059    9,059
Convertible preferred stock...................   24,534      --
Total stockholders' equity (deficit)..........  (18,811)   5,723

   The pro forma balance sheet data reflects the conversion of all outstanding shares of convertible preferred stock as of June 30, 2000 into 8,931,534 shares of common stock upon the closing of this offering. The pro forma as adjusted
balance sheet data further reflects the sale of       shares of common stock in
this offering at an assumed initial public offering price of $    after
deducting estimated underwriting discounts, commissions and offering expenses.

                                  RISK FACTORS

   An investment in our common stock involves significant risks. You should carefully consider the following risks described below and the other information in this prospectus including our financial statements and related notes before you decide to buy our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

We have a history of losses and may experience losses in the future, which may result in the market price of our common stock declining

   Since our inception, we have incurred significant net losses, including net losses available to common stockholders of $1.9 million in 1997, $1.6 million in 1998, $1.4 million in 1999 and $1.0 million in the six months ended June 30, 2000. In addition, we had an accumulated deficit of $19.5 million as of June 30, 2000. We expect to continue to incur net losses for at least the next 12 months.

   We anticipate that our expenses will increase substantially in the foreseeable future as we:

  . continue to invest in research and development to enhance our ALGO and CO-Stat products and develop new technologies;

  . develop additional applications for our current technology, such as the use of our CO-Stat breath analyzer for the detection of pregnancy induced hypertension;

  . increase our marketing and selling activities, particularly outside the United States;

  . continue to increase the size and number of locations of our customer support organization; and

  . develop additional infrastructure and hire additional management and other employees to keep pace with our growth.

   As a result of these increased expenses, we will need to generate significantly higher revenues to achieve profitability. We cannot be certain that we will achieve profitability in the future or, if we achieve profitability, sustain it. If we do not achieve and maintain profitability, the market price of our common stock is likely to decline, perhaps substantially.

We have relied, and expect to continue to rely, on sales of our ALGO product family for substantially all of our revenues, and a decline in sales of these products could cause our revenues to fall

   Historically, we have derived substantially all of our revenues from sales of our ALGO products. Revenues from our ALGO products accounted for approximately 98% of our revenues in 1998, 1999 and the six months ended June 30, 2000. We expect that the revenues from the ALGO product family will continue to account for a substantial majority of our revenues for at least the next two years. To date, our MiniMuff product, which is disposable ear covers for newborns, has accounted for only a small percentage of our net revenues. We have not derived any significant revenues from sales of our CO-Stat products. Any factors adversely affecting the pricing of our ALGO screening equipment and related disposables or demand for our ALGO products, including physician acceptance or the selection of competing products, could cause our revenues to decline and our business to suffer.

As the ALGO and MiniMuff products are our only lines of commercially marketed products to date, if more physicians do not adopt our ALGO and MiniMuff products, we will not achieve future sales growth

   The ALGO product family was commercially introduced in 1985, and our MiniMuff product was introduced in 1995. More neonatologists and pediatricians must adopt our products for us to increase our sales. We believe that physicians will not continue to use our ALGO products unless they determine, based on published peer-reviewed journal articles, long-term clinical data and experience, that the ALGO products provide an accurate and cost-effective alternative to other means of testing for hearing impairment. There are currently alternative hearing screening products, which are less expensive and may be quicker on a per test basis. Physicians are traditionally slow to adopt new products and testing practices, partly because of perceived liability risks and the uncertainty of third party reimbursement. If more neonatologists and pediatricians do not adopt our ALGO products, we may never have significant revenues or achieve and maintain profitability. Factors that may affect the medical community's acceptance of our ALGO products, some of which are beyond our control, include:

  . the changing governmental and physician group guidelines for screening of newborns, particularly with respect to full term babies;

  . the performance, quality, price and total cost of ownership of our screening products relative to other screening products for newborns;

  . our ability to maintain and enhance our existing relationships and to form new relationships with leading physician organizations, hospitals and third party payors;

  . changes in state and third party payor reimbursement policies for newborn hearing screening equipment; and

  . the adoption of state and foreign laws requiring universal newborn hearing screening.

Our quarterly operating results may fluctuate, which could cause our stock price to decline

   Our revenues and operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate in the future. The following are among the factors that could cause our operating results to fluctuate significantly from quarter to quarter:

  . the budgeting cycle of our customers;

  . the size and timing of specific sales, such as large purchases of screening equipment or disposables by government agencies or hospital systems, as described below;

  . product and price competition;

  . the timing and market acceptance of new product introductions and product enhancements by us and our competitors, such as the expected reduction in demand for our ALGO 2e Color screener prior to the announced launch date of our ALGO 3 screener;

  . the length of our sales cycle;

  . the loss of key sales personnel or international distributors; and

  . changes caused by the rapidly evolving market for newborn screening products.

   In addition, we experience seasonality in the sale of our screening equipment. For example, our sales typically decline from our fourth fiscal quarter to our first fiscal quarter. We anticipate that we will continue to experience relatively lower sales in our first fiscal quarter due to patterns in the capital budgeting and purchasing cycles of our current and prospective customers, many of which are government agencies. We may also experience declining sales in the third fiscal quarter due to summer holiday and vacation schedules. These seasonal factors may lead to fluctuations in our quarterly operating results. It is difficult for us to evaluate the degree to which the summer slow down and capital budgeting and customer purchasing cycle variations may make our revenues unpredictable in the future.

   In addition, if a majority of our customers were to implement enterprise-wide evaluation programs or purchase products for the entire organization at once, our sales cycle could lengthen and our revenues could be erratic from quarter to quarter. This could make our business difficult to manage. For example, in the fourth quarter of 1997, a local government agency in Belgium made a one time purchase of equipment for each of the hospitals in its jurisdiction and approximately one year's supply of disposables. This purchase resulted in an abnormally high level of sales during that period.

   We do not have any historical experience selling our CO-Stat products and cannot determine how the sales cycle for the CO-Stat products will affect our revenues; however, the sales cycle could be protracted and could result in further unpredictability in our revenues from quarter to quarter.

   Many of these factors are beyond our control, and we believe that you should not rely on our results of operations for interim periods as any indication of our expected results in any future period. If our revenues vary significantly from quarter to quarter, our business could be difficult to manage and our quarterly results could be below expectations of investors and stock market analysts, which could cause our stock price to decline.

Our operating results will decline if we do not succeed in developing and marketing additional newborn testing products, such as our CO-Stat product, or improving our existing products

   We intend to develop additional testing products for the diagnosis and monitoring of common medical conditions in infants and pregnant women. Developing new products that meet the needs of neonatologists and pediatricians requires significant investments in research and development. If we fail to successfully develop and market new products, our operating results will decline.

   We introduced our CO-Stat product family for clinical research uses in July 1999. To date, CO-Stat products have accounted for only a limited portion of our revenues, which have been derived primarily from sales to participants in our clinical trials. We have no experience marketing our CO-Stat product for commercial use. However, our future growth and profitability will depend on our ability to begin commercial sales of our CO-Stat products and to sell our CO-Stat products in volume. We cannot be certain that our entry into the hemolysis monitoring segment of the newborn testing market with CO-Stat will be successful, that the hemolysis monitoring market will develop at all or that physicians, governments or other third party payors will accept and adopt these products.

   We cannot be certain that the clinical study of the cost-effectiveness of our CO-Stat product compared to other tests used for jaundice monitoring will produce results that are favorable to our products. The commercial acceptance of our CO-Stat products depends in part upon a favorable result from this study. If our CO-Stat products are not shown to be cost-effective, we may not be able to persuade clinicians to adopt our products and our results of operations may suffer.

   If the studies do not produce satisfactory clinical data supported by the independent efforts of clinicians, our new products may not be accepted by physicians or government agencies as meeting the standards of care for universal newborn screening. Our safety, effectiveness, reliability, sensitivity and specificity data for the CO-Stat products is based on a study of 1,200 children. We may find that data from longer-term follow-up studies or studies involving a larger number of children is inconsistent with our relatively short-term data. If longer-term studies or clinical experience indicate that the CO-Stat products do not provide sensitive, specific and reliable results, our products may not gain commercial acceptance and our revenues could decline. In addition, we could be subject to significant liability for screening that failed to detect hemolysis leading to jaundice or costs and emotional distress incurred by families whose children received results indicating jaundice when none existed. We could have similar problems with any other products we offer in the future.

If the guidelines for recommended universal newborn screening do not continue to develop in the United States and foreign countries, and governments do not require testing of all newborns as we anticipate, our revenues may not grow because our products will not be needed for universal newborn screening

   The demand for our screening products depends, in part, on the state and foreign governments' adoption of universal screening requirements for the disorders for which our products screen. The guidelines for universal newborn screening for hearing impairment and jaundice monitoring have been adopted by some physician groups and governments only recently. We cannot predict the outcome or the impact that statutes and government regulations requiring universal newborn screening will have on our sales. The widespread adoption of these guidelines will depend on, among other things, our ability to:

  . educate government agencies, neonatologists, pediatricians, third party payors and hospital administrators about the benefits of universal newborn hearing testing and the benefits of universal newborn hemolysis monitoring, as well as the use of our products to perform the screenings;

  . establish and maintain relationships with leading physician groups, government agencies and other third party payors and maintain and enhance our relationships with our customers; and

  . design our products to meet or exceed recommended guidelines for universal newborn screening.

   If the governments in the most densely populated states and foreign countries do not require universal screening for the disorders for which our products test, our business would be harmed and our sales may not grow. As of June 30, 2000, 31 states have mandated universal newborn hearing screening, but the phase-in of these guidelines varies widely from six months to four years. To date, there has been only limited adoption of newborn hearing screening prior to hospital discharge by foreign governments. Our revenues may not grow if hospitals are slow to comply with these guidelines or the government provides for a lengthy phase-in period for compliance.

   To date, physician groups and federal, state and local governments have not mandated the screening methodology to be used for newborn jaundice management or established monitoring of hemolysis as the best practice. If these mandates or practice recommendations are not issued, a market may not develop for our CO-Stat products.

Any failure in our efforts to educate clinician, government and other third party payors could significantly reduce our product sales

   It is critical to the success of our sales effort that we educate a sufficient number of clinicians, hospital administrators and government agencies about our products and the costs and benefits of universal newborn hearing testing and universal newborn jaundice management using hemolysis monitoring. We rely on physician, government agency and other third party payor confidence in the benefits of testing with our products as well as their comfort with the reliability, sensitivity and specificity of our products. The impact of our products will not be demonstrable unless highly sensitive and specific evaluations are performed on a substantial number of newborns, including those who do not have risk factors for hearing impairment or who do not display signs of jaundice. If we fail to demonstrate the effectiveness of our products and the potential long-term benefits to patients and third party payors of universal newborn screening, our products will not be adopted.

We depend on our relationships with leading neonatology and pediatric physician groups and government agencies, and if these relationships suffer, we may have difficulty introducing and selling our products and our revenues would decline

   We believe that our success depends in part on our ability to maintain or further develop our relationships with leading neonatology and pediatric physician groups, such as the American Academy of Pediatrics, as well as state health care agencies. We believe our relationships with these constituencies are important for market acceptance of our products. If we are unable to maintain and enhance our existing relationships with these physician groups and government agencies or develop similar relationships with other major physician groups or third party payors, we may have difficulty selling our products.

If health care providers are not adequately reimbursed for the screening procedures or for screening equipment itself, we may never achieve significant revenues

   Physicians, hospitals and state agencies are unlikely to purchase our products if clinicians are not adequately reimbursed for the screening procedures conducted with our equipment or the disposable products needed to conduct the screenings. Unless a sufficient amount of positive, peer-reviewed clinical data about our products has been published, third party payors, including insurance companies and government agencies, may refuse to provide reimbursement for the cost of newborn hearing screening and hemolysis monitoring with our products. Furthermore even if reimbursement is provided, it may not be adequate to fully compensate the clinicians or hospitals. Some third party payors may refuse adequate reimbursement for screening unless the infant has demonstrable risk factors. See "Business--Third Party Reimbursement" for a further discussion of reimbursement. If health care providers cannot obtain sufficient reimbursement from third party payors for our products or the screenings conducted with our products, it is unlikely that our products will ever achieve significant market acceptance.

Even if third party payors provide adequate reimbursement for some newborn hearing screening or hemolysis monitoring for jaundice management, adverse changes in reimbursement policies in general could harm our business

   We are unable to predict changes in the reimbursement methods used by third party health care payors. For example, some payors are moving toward a managed care system in which providers contract to provide comprehensive health care for a fixed cost per person. We cannot assure you that in a managed care system the cost of our products will be incorporated into the overall payment for childbirth and newborn care or that there will be adequate reimbursement for our screening equipment and disposable products separate from reimbursement for the procedure. Unless the cost of screening is reimbursed as a standard component of the newborn's care, universal screening is unlikely to occur and the number of infants likely to be screened with our products will be substantially reduced.

We have very limited experience selling and marketing products other than our ALGO products, and our failure to build and manage our sales force or to market and distribute our CO-Stat products or other products effectively will hurt our revenues and quarterly results

   Since we have not yet actively marketed our CO-Stat products, our sales force has little experience selling these products, and we cannot predict how successful they will be in selling these products. In order to successfully introduce and build market share for our CO-Stat products, we must sell our products to hospital administrators accustomed to the use of laboratory bench equipment rather than portable point of care screening devices for jaundice management.

   We market almost all of our newborn hearing screening products in the United States through a small direct sales force of 14 persons. We must expand our sales team over the next two years in order to market our CO-Stat products along with our other products. There are significant risks involved in building and managing our sales force and marketing our products. We may be unable to hire a sufficient number of qualified sales people with the skills and training to sell our newborn hearing screening and jaundice management products effectively. Furthermore, we do not have any agreements with distributors or group purchasing organizations for sales of our CO-Stat products.

We may not be successful in generating revenues from our CO-Stat products because we may encounter difficulties in manufacturing our CO-Stat products in commercial quantities

   We do not have experience manufacturing our CO-Stat products in commercial quantities, and we may encounter difficulties in the manufacturing of these products due to the following factors:

  . our lack of extensive experience manufacturing our CO-Stat products in compliance with the FDA's regulations that govern manufacturing of medical devices;

  . the need to enhance our manufacturing operations to increase our capacity or enter into agreements with contract manufacturers to produce the CO-Stat products for us; and

  . the difficulty in attracting and retaining qualified employees, who are in short supply, for our assembly and testing operations.

   If we encounter any of these difficulties, we may not be successful in marketing our CO-Stat products, and our revenues and financial condition may be harmed.

If we lose our relationship with any supplier of key product components, our relationship with a supplier deteriorates or key components are not available in sufficient quantities, our manufacturing could be delayed and our business could suffer

   We contract with third parties for the supply of some of the components used in our products and the production of our disposable products. Some of our suppliers are not obligated to continue to supply us. For certain of these materials and components, relatively few alternative sources of supply exist. In addition, the lead time involved in the manufacturing of some of these components can be lengthy. If these suppliers become unwilling or unable to supply us with our requirements, it might be difficult to establish additional or replacement suppliers in a timely manner or at all. This would cause our product sales to be disrupted and our revenues and operating results to suffer.

   Replacement or alternative sources might not be readily obtainable due to regulatory requirements and other factors applicable to our manufacturing operations. Incorporation of components from a new supplier into our products may require a new or supplemental filing with applicable regulatory authorities and clearance or approval of the filing before we could resume product sales. This process may take a substantial period of time, and we cannot assure you that we would be able to obtain the necessary regulatory clearance or approval. This could create supply disruptions that would harm our product sales and operating results.

   There is only one supplier that provides hydrogel, the adhesive used in our disposable products. In addition, we have relied on a single supplier for the electrochemical sensors used in our CO-Stat analyzer and we have not qualified another vendor for this component. A disruption in the supply of the adhesive or electrochemical sensors could negatively affect our revenues. If we or our contract manufacturers were unable to locate another supplier, it could significantly impair our ability to sell our products. In addition, we may be required to make new or supplemental filings with applicable regulatory authorities prior to our marketing a product containing new materials or produced in a new facility. If we fail to obtain regulatory approval to use a new material, we may not be able to continue to sell the affected products.

Our sales efforts through group purchasing organizations may conflict with our direct sales efforts to our existing customers, which would reduce our revenues and gross profits from these sales

   Recently, we entered into two agreements to sell our products through group purchasing organizations, which negotiate volume purchase prices for medical devices and supplies for member hospitals, group practices and other clinics. Sales to members of one group purchasing organization, Novation, Inc., accounted for approximately 20.6% of our total revenues in the six months ended June 30, 2000. These group purchasing organizations receive volume discounts off our direct selling price and other special pricing considerations from us. Many of our existing customers are members of group purchasing organizations, including those with which we have agreements. Our sales efforts through group purchasing organizations may conflict with our direct sales efforts to our existing customers. If our existing customers begin purchasing our products through group purchasing organizations, our revenues and profit margin could decline.

We rely on sales to existing customers for a substantial portion of our revenues, and if our existing customers do not continue to purchase products from us, our revenues may decline

   We rely on sales of additional screening equipment to our existing customers for a substantial portion of our revenues. If we fail to sell additional screening equipment to our existing customers directly or indirectly, we would experience a material decline in revenues.

Because we rely on distributors to sell our products outside of the United States, our revenues could decline if our existing distributors do not continue to purchase products from us or if our relationships with any of these distributors is terminated

   We rely on distributors, such as Nippon Eurotec, our Japanese distributor, for a majority of our sales outside the United States. These distributors also assist us with regulatory approvals and education of physicians and government agencies. Our revenues outside the United States represented approximately 10% of our net revenues in 1999 and approximately 14% of our net revenues in the six months ended June 30, 2000. We intend to continue our efforts to increase our sales in Europe, Japan and other countries with a relatively high level of health care spending on infants. If we fail to sell our products through our existing international distributors, we would experience a decline in revenues. We cannot be certain that we will be able to attract new international distributors that market our products effectively or provide timely and cost-effective customer support and service. Even if we are successful in selling our products through new distributors, the rate of growth of our revenues could be harmed if our existing distributors do not continue to sell a large dollar volume of our products. None of our existing distributors are obligated to continue selling our products.

   In the past, we have terminated our relationships with distributors for poor performance. We are also subject to foreign laws governing our relationships with our distributors. These laws may require us to make payments to our distributors even if we terminate our relationship for cause. Some countries require termination payments under common law or legislation that may supercede our contractual relationship with the distributor. Any required payments would adversely affect our operating results.

Our plan to expand in international markets will result in increased costs and may not be successful, which could harm our business

   We must expand the number of distributors who sell our products or increase our direct international sales presence to significantly penetrate international markets. We have only recently begun to develop a direct sales force outside the United States. As we continue to increase our direct international sales presence, we will incur higher personnel costs that may not result in additional revenues. A higher percentage of our sales to international distributors could also impair our revenues due to discounts available to these distributors. We may not realize corresponding growth in operating results from growth in international sales, due to the higher costs of sales outside of the United States. Even if we are able to successfully expand our direct and indirect international selling efforts, we cannot be certain that we will be able to create or increase demand for our products outside of the United States.

   Acceptance of our products in international markets will be dependent upon the availability of adequate reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems vary significantly by country and include both government-sponsored health care and private insurance. Although we intend to seek international reimbursement approvals, we may not obtain these approvals in a timely manner or at all.

   Although our sales contracts provide for payment in United States dollars, we expect that we will incur expenses related to international sales denominated in the respective local currency. We also expect to begin selling our products in local currencies as we expand our direct international sales. To date, we have not undertaken any foreign currency hedging transactions, and as a result, our future revenues and expense levels from international operations may be unpredictable due to exchange rate fluctuations. Furthermore, a strengthening of the dollar could make our products less competitive in foreign markets. Our international operations are subject to other risks, which include:

  . contractual provisions governed by foreign law, such as common law rights to sales commissions by terminated distributors;

  . the dependence of demand for our products on health care spending by local governments;

  . greater difficulty in accounts receivable collection and longer collection periods;

  . difficulties of staffing and managing foreign operations;

  . difficulties in obtaining reimbursement for procedures using medical devices in some foreign markets;

  . reduced protection for intellectual property rights in some countries and potentially conflicting intellectual property rights of third parties under the laws of various foreign jurisdictions;

  . potentially adverse tax consequences, including the impact of expiration of favorable short-term tax rates; and

  . difficulty in obtaining foreign regulatory approvals.

Our failure to obtain necessary FDA clearances or approvals or to comply with FDA regulations could hurt our ability to commercially distribute and market our products in the United States, and this would harm our business and financial condition

   Unless an exemption applies, each medical device that we wish to market in the United States must first receive one of the following types of FDA premarket review authorizations:

  . 510(k) clearance via Section 510(k) of the federal Food, Drug, and Cosmetics Act of 1938, as amended; or

  . premarket approval via Section 515 of the Food, Drug, and Cosmetics Act if the FDA has determined that the medical device in question poses a greater risk of injury.

   The FDA's 510(k) clearance process usually takes from four to 12 months, but can take longer. The process of obtaining premarket approval is much more costly, lengthy and uncertain. Premarket approval generally takes from one to three years, but can take even longer.

   We have obtained 510(k) clearances for the uses of the ALGO products in newborn hearing testing, the MiniMuff product for newborn noise diminution and the CO-Stat products for newborn hemolysis monitoring. We may need to obtain additional 510(k) clearance to expand the market for our CO-Stat products for use in new applications. Furthermore, if the FDA concludes that these future products using our technology do not meet the requirements to obtain 510(k) clearance, then we would have to seek premarket approval. We cannot assure you that the FDA will not impose the more burdensome premarket approval requirement on modifications to our existing products or future products, which in either case could be costly and cause us to divert our attention and resources from the development of new products or the enhancement of existing products. In addition, we cannot assure you that the FDA will ever grant either 510(k) clearance or premarket approval for any product we propose to market.

   We may not promote or advertise the ALGO, MiniMuff or CO-Stat products, or any future cleared or approved devices, for uses not within the scope of our clearances or approvals or make unsupported promotional claims about the benefits of our products. If the FDA requires us to revise our promotional claims or takes enforcement action against us based upon our labeling and promotional materials, our sales could be delayed, our revenues could decline and our reputation among clinicians could be harmed.

   The FDA may require us to obtain a new 510(k) clearance or premarket approval if we make any modification to a 510(k) cleared device that significantly affects its safety or effectiveness. We have modified aspects of our ALGO products, but we believe that these modifications do not require new 510(k) clearances. We cannot assure you that the FDA would agree with any of our decisions not to seek new clearances. In the future, we may modify our products after they have received clearance or approval, and, in appropriate circumstances, we may determine that new clearances or approvals are unnecessary. If the FDA requires us to seek 510(k) clearance or a premarket approval for any modification to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain the new clearance or approval, which would disrupt our revenues and harm our business.

   We are also subject to inspection and market surveillance by the FDA concerning compliance with pertinent regulatory requirements. If the FDA finds that we have failed to comply with these requirements, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

  . fines, injunctions and civil penalties;

  . the recall or seizure of our products;

  . the issuance of public notices or warnings;

  . the imposition of operating restrictions, partial suspension or total shutdown of production;

  . the refusal of our requests for 510(k) clearance or premarket approval of new products;

  . the withdrawal of 510(k) clearance or premarket approvals already granted; and

  . criminal prosecution.

   The FDA also has the authority to require repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

If we fail to obtain necessary foreign regulatory approvals in order to market and sell our products outside of the United States, we may not be able to sell our products in other countries

   Our products are regulated outside the United States as medical devices by foreign governmental agencies similar to the FDA and are subject to regulatory requirements similar to the FDA's in foreign countries. We are currently subject to regulations governing the sales of our ALGO products in Australia, Europe, Japan and New Zealand. We plan to seek approval to sell our products in additional countries. The time and cost required to obtain market authorization from other countries and the requirements for licensing a product in another country may differ significantly from FDA requirements. We may not be able to obtain these approvals without incurring significant expenses or at all.

If we or our suppliers fail to comply with applicable regulations, sales of our products could be delayed and our revenues could be harmed

   Every manufacturer of a finished medical device, including us and some of our contract manufacturers and suppliers, are required to demonstrate and maintain compliance with the FDA's quality system regulation. This regulation incorporates the requirements of the FDA's current good manufacturing practices and covers product design, testing and manufacturing quality assurance, and requires the maintenance of accurate records and documentation. The FDA enforces the quality system regulation through periodic unannounced inspections. Although we have passed inspections in the past, we cannot assure you that we or our contract manufacturers will pass any future quality system regulation inspections. If we or our contract manufacturers fail one of these inspections in the future, our operations could be disrupted and our manufacturing and sales delayed significantly until we can demonstrate adequate compliance. If we or our contract manufacturers fail to take adequate corrective action in a timely fashion in response to a quality system regulations inspection, the FDA could shut down our or our contract manufacturers' manufacturing operations and require us, among other things, to recall our products, either of which would harm our business. We cannot assure you that we or our key component suppliers and contract manufacturers are or will continue to be in compliance with applicable regulatory requirements or will not encounter any manufacturing difficulties. If these suppliers fall out of compliance or experience manufacturing difficulties, our ability to manufacture and sell our products would be harmed.

We may experience intense competition from other medical device companies, and this competition could adversely affect our revenues and our business

   Our most significant current and potential competitors for the ALGO products include companies that market hearing screening equipment. For the CO-Stat products, we anticipate that our competitors will be large medical device companies that market laboratory bench equipment used for blood-based antibody and bilirubin tests and companies that sell devices that analyze the amount of yellow in the skin to estimate the level of bilirubin.

   In addition, large medical testing equipment vendors, such as Johnson & Johnson or F. Hoffmann-La Roche Ltd, may also acquire or establish cooperative relationships with our current competitors. We expect that the medical testing equipment industry will continue to consolidate. New competitors or alliances among competitors may emerge and rapidly acquire significant market share, which would harm our business and financial prospects.

   Our competitors may have greater financial resources and name recognition or larger, more established distribution channels than we do. We believe that Bio-Logic Systems Corp., Intelligent Hearing Systems and Sonamed Corp., each of which is also currently marketing enhanced auditory brainstem response and otoacoustic hearing screening equipment products, could also introduce new, lower priced hearing screening equipment similar to our products. Similarly, we believe that Chromatics Color Sciences International, Inc., Minolta Co., Ltd. or SpectRx, Inc., each of which is currently marketing skin color analysis products for bilirubin monitoring, or Johnson & Johnson or Roche, each of which is currently marketing equipment for blood-based bilirubin or antibody tests, could also introduce new, lower-priced screening equipment similar to our CO-Stat products.

   In addition, other medical device companies may decide to bundle their products with other newborn hearing screening or hemolysis monitoring products and sell the bundle at lower prices. If this happens, our business and future operating results could suffer if we were no longer able to offer commercially viable or competitive products.

   We believe our future success depends on our ability to enhance existing products, develop and introduce new products, satisfy customer requirements and achieve market acceptance. We cannot be certain that we will successfully identify new product opportunities. We may not be able to develop and bring new products to market before our competitors or in a more cost-effective manner. Increased competition may negatively affect our business and future operating results by leading to price reductions, higher selling expenses or a reduction in our market share.

We may not be able to preserve the value of our products' intellectual property because we may not be able to protect access to our intellectual property

   If we fail to protect our intellectual property rights or if our intellectual property rights do not adequately cover the technology we employ, other medical device companies could sell hearing screening or hemolysis monitoring products with features similar to ours, and this could reduce demand for our products. We protect our intellectual property through a combination of patent, copyright, trade secret and trademark laws. We have eight issued United States patents, five patent applications pending before the United States Patent and Trademark Office and seven patent applications pending before foreign governmental bodies of which one European Patent Office application has been allowed and will be registered in nine European countries. We enter into confidentiality or license agreements with our employees, consultants and corporate partners and seek to control access to our intellectual property and the distribution of our hearing screening or hemolysis monitoring products, documentation and other proprietary information. However, we believe that these measures afford only limited protection. Others may develop technologies that are similar or superior to our technology or design around the patents, copyrights and trade secrets we own. The patent we licensed from a third party for the technology upon which we have developed our automated ABR technology has expired, and our rights to commercialize this technology are not exclusive.

   Despite our efforts to protect our proprietary rights, others may attempt to copy or otherwise improperly obtain and use our products or technology. Policing unauthorized use of our products is difficult and expensive, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully. Our means of protecting our proprietary rights may be inadequate. Enforcing our intellectual property rights could be costly and time consuming and may divert our management's attention and resources. Enforcing our intellectual property rights could also result in the loss of our intellectual property rights.

Our operating results would suffer if we were subject to a protracted infringement claim or a significant damage award

   Substantial intellectual property litigation and threats of litigation exist in our industry. We expect that medical screening equipment may become increasingly subject to third party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Third parties such as individuals, educational institutions or other medical device companies may claim that we infringe their intellectual property rights. Any claims, with or without merit, could have any of the following negative consequences:

  . result in costly litigation and damage awards;

  . divert our management's attention and resources;

  . cause product shipment delays or suspensions; or

  . require us to seek to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all.

   A successful claim of infringement against us could result in a substantial damage award and materially harm our financial condition. Our failure or inability to license the infringed or similar technology could prevent us from selling our products and adversely affect our business and financial results.

Product liability suits against us could result in expensive and time consuming litigation, payment of substantial damages and an increase in our insurance rates

   The sale and use of our medical testing products could lead to the filing of a product liability claim if someone were to be injured using one of our devices or if one of our devices fails to detect a disorder for which it was being used to screen. A product liability claim could result in substantial damages and be costly and time consuming to defend, either of which could materially harm our business or financial condition. We cannot assure you that our product liability insurance would protect our assets from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing any coverage in the future.

We may incur significant costs related to a class action lawsuit due to the likely volatility of the public market price of our stock

   When our common stock is publicly traded, our stock price may fluctuate for a number of reasons including:

  . quarterly fluctuations in our results of operations;

  . our ability to successfully commercialize our products;

  . announcements of technological or competitive developments by us or our competitors;

  . announcements regarding patent litigation or the issuance of patents to us or our competitors;

  . announcements regarding state screening mandates or third party payor reimbursement policies;

  . regulatory developments regarding us or our competitors;

  . acquisitions or strategic alliances by us or our competitors;

  . changes in estimates of our financial performance or changes in recommendations by securities analysts; and

  . general market conditions, particularly for companies with a relatively small number of shares available for sale in the public market.

   Securities class action litigation is often brought against a company after a period of volatility in the market price of its stock. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. Stock price fluctuations may be exaggerated if the trading volume of our common stock is low. Any securities litigation claims brought against us could result in substantial expense and damage awards and divert our management's attention from running our business.

We depend upon key employees in a competitive market for skilled personnel, and, without additional employees, we cannot grow or achieve and maintain profitability

   Our products and technologies are complex, and we depend substantially on the continued service of our senior management team including Tim C. Johnson, our chief executive officer, William New, Jr., M.D., Ph.D., our chief technology officer, chairman and a founder, Bryan Flaherty, Ph.D., our vice president of research and development and Lucille Ferus, our vice president of engineering. The loss of any of our key employees could adversely affect our business and slow our product development process. Although we maintain key person life insurance on Dr. New, we do not maintain key person life insurance on any of our other employees, and the amount of the policy on Dr. New may be inadequate to compensate us for his loss.

   Our future success also will depend in part on the continued service of our key management personnel, software engineers and other research and development employees and our ability to identify, hire, and retain additional personnel, including customer service, marketing and sales staff. Hiring sales, marketing and customer service personnel in our industry is very competitive due to the limited number of people available with the necessary technical skills and understanding of pediatric audiology and neonatal jaundice management. We may be unable to attract and retain personnel necessary for the development of our business. Moreover, our business is located in the San Francisco Bay area of California, where demand for personnel with the skills we seek is extremely high and is likely to remain high. Because of this competition, our compensation costs may increase significantly.

We could lose the ability to use net operating losses, which may adversely affect our financial results

   As of December 31, 1999, we had total net operating loss carryforwards of approximately $8.4 million for income tax purposes. These net operating loss carryforwards, if not utilized to offset taxable income in future periods, will expire in various amounts beginning in 2002 through 2012. If we continue to have net losses, we may not be able to utilize some or all of our net operating loss carryforwards before they expire.

   In addition, applicable United States income tax law imposes limitations on the ability of corporations to use net operating loss carryforwards if the corporation experiences a more than 50% change in ownership during any three-year period. We cannot assure you that we will not take actions, such as the issuance of additional stock, that would cause an ownership change to occur. Accordingly, we may be limited to the amount we can use in any given year, so even if we have substantial net income, we may not be able to use our net operating loss carryforwards before they expire. In addition, the net operating loss carryforwards are subject to examination by the Internal Revenue Service, or IRS, and are thus subject to adjustment or disallowance resulting from any such IRS examination.

   If we are unable to use our net operating loss carryforwards to offset our taxable income, our future tax payments will be higher and our financial results may suffer.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively

   Our management could spend most of the net proceeds from this offering in ways that our stockholders may not desire or that do not yield a favorable return. You will not have the opportunity, as part of your investment in our common stock, to assess whether the net proceeds of this offering will be used appropriately. The failure of our management to apply the net proceeds of this offering effectively could have a material adverse effect on our business, financial condition and results of operations.

Our executive officers, directors and their affiliates hold a substantial portion of our stock and could exercise significant influence over matters requiring stockholder approval, regardless of the wishes of other stockholders

   Our executive officers, directors and individuals or entities affiliated
with them will beneficially own approximately    % of our outstanding common
stock as a group immediately after this offering. Acting together, these stockholders would be able to significantly influence all matters that our stockholders vote upon, including the election of directors and determination of significant corporate actions. This concentration of ownership could delay or prevent a change of control transaction that could otherwise be beneficial to our stockholders.

We may need to raise additional capital in the future, which could result in dilution to our stockholders and adversely affect our operations

   While we believe the proceeds from this offering will provide us with adequate capital to fund operations for at least the next 18 months, we may need to raise additional funds prior to that time. We may seek to sell additional equity or debt securities or to obtain an additional credit facility, which we may not be able to do on favorable terms, or at all. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. If additional funds are raised through the issuance of debt securities or preferred stock, these securities could have rights that are senior to holders of common stock and any debt securities could contain covenants that would restrict our operations.

Our charter documents and Delaware law contain provisions that may inhibit potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers and prevent changes in our management

   Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our company. Upon completion of this offering, we will be subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock for three years. Under Delaware law, a corporation may opt our of the antitakeover provisions. We do not intend to opt out of the antitakeover provisions of Delaware Law.

   Upon the closing of this offering, our board of directors will have the authority to issue up to 10 million shares of preferred stock. Our board of directors can fix the price, rights, preferences and privileges of the preferred stock without any further vote or action by our stockholders. These rights, preferences and privileges may be senior to those of the holders of our common stock. We have no current plans to issue any shares of preferred stock. We have also adopted other provisions in our charter documents effective upon the closing of this offering that could delay or prevent a change in control. The consent of two-thirds of our stockholders is required to amend our certificate of incorporation, and our stockholders cannot act by written consent. Only stockholders entitled to vote at least 30% of the shares eligible to vote may call a special meeting. Each member of our board of directors will serve for a three year term and will only stand for election once every three years. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction.

A large number of shares, 9,684,520, or   % of our total outstanding common
stock, may be sold into the market in the near future, which could cause the market price of our common stock to drop significantly

   Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

   Immediately after the closing of this offering, we will have outstanding
        shares of common stock. This includes          shares that we are
selling in this offering, which may be resold immediately in the public market. The remaining 9,684,520 shares will become eligible for resale in the public market 180 days after the date of the final prospectus pursuant to agreements our stockholders have with us and the underwriters. However, Salomon Smith Barney Inc. can waive this restriction and allow these stockholders to sell their shares at any time. Of these shares, 6,103,902 shares will be subject to volume limitations under the federal securities laws.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  . the capabilities, development and marketing of our products;

  . the benefits of universal newborn screening and, in particular, our technology and methods;

  . the development of voluntary and governmentally mandated universal newborn hearing and jaundice management screening programs;

  . third party payor reimbursement for our products and the tests conducted with them;

  . our plans for future products and for enhancements of our existing products;

  . our patent applications and proposed patents;

  . our ability to attract customers; and

  . our sources of revenues and anticipated revenues, including the development and commercialization of our products.

   In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

   This prospectus contains statistical data regarding medical conditions and medical products that we obtained from private and public industry publications. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

   You should read this prospectus and the documents that we reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                USE OF PROCEEDS

   We expect that we will receive net proceeds of approximately $    million
from the sale of the       shares of common stock we are offering, based on an
assumed initial public offering price of $   per share and after deducting
estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment
option in full, we will receive net proceeds of approximately $     million. We
currently intend to use the net proceeds of this offering as follows:

  . to fund international expansion;

  . to increase our working capital;

  . to fund our capital expenditures; and

  . for general corporate purposes.

   In addition, we also may use a portion of the net proceeds of this offering for the acquisition of complementary businesses, products or technologies. While we evaluate these types of opportunities from time to time, there are currently no agreements or negotiations with respect to any specific transaction.

   We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                         OUR POLICY REGARDING DIVIDENDS

   We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. In addition, our bank line of credit generally prohibits us from paying cash dividends.

                                 CAPITALIZATION

   You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The following table describes our capitalization as of June 30, 2000:

  . on an actual basis;

  . on a pro forma basis after giving effect to the conversion of all outstanding shares of convertible preferred stock into 8,931,534 shares of common stock concurrently with the completion of this offering; and

  . on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of convertible preferred stock into 8,931,534 shares
    of common stock and the sale of          shares of common stock offered
    by us at an assumed initial public offering price of $    per share,
    after deducting the estimated underwriting discounts and commissions and estimated offering expenses.

                                                         June 30, 2000
                                                 --------------------------------
                                                                       Pro Forma
                                                  Actual   Pro Forma  As Adjusted
                                                 --------  ---------  -----------
                                                  (in thousands, except share
                                                     and per share amounts)
Long-term debt, net of current portion.........  $    --   $    --     $    --
                                                 --------  --------    --------
Convertible preferred stock:
 Series A convertible preferred stock, $0.001
   par value; 1,241,842 shares authorized,
   1,241,841 shares issued and outstanding,
   actual; no shares authorized, issued or
   outstanding, pro forma and pro forma as
   adjusted; aggregate liquidation value of
   $3,716......................................     2,227       --          --
 Redeemable convertible preferred stock, $0.001
   par value; 8,781,412 shares authorized;
   outstanding shares: aggregate liquidation
   value of $24,486 and aggregate redemption
   value of $22,307:
  Series B: 3,967,126 shares authorized;
   3,967,120 shares issued and outstanding,
   actual; no shares authorized, issued or
   outstanding, pro forma and pro forma as
   adjusted....................................    12,121       --          --
  Series C: 3,214,286 shares authorized;
   2,490,181 shares issued and outstanding,
   actual; no shares authorized, issued or
   outstanding, pro forma and pro forma as
   adjusted....................................     5,640       --          --
  Series D: 1,600,000 shares authorized;
   1,232,392 shares issued and outstanding,
   actual; no shares authorized, issued or
   outstanding, pro forma and pro forma as
   adjusted....................................     4,546       --          --
                                                 --------  --------    --------
  Total convertible preferred stock............    24,534       --          --
Stockholders' equity (deficit):
 Preferred stock, $0.001 par value; no shares
  authorized, issued or outstanding, actual and
  pro forma; 10,000,000 shares authorized, no
  shares issued or outstanding, pro forma as
  adjusted.....................................       --        --          --
 Common stock, $0.001 par value; 120,000,000
  shares authorized, actual, pro forma and pro
  forma as adjusted; 752,986 shares issued and
  outstanding, actual; 9,684,520 shares issued
  and outstanding, pro forma;           shares
  issued and outstanding, pro forma as
  adjusted.....................................     1,824    26,358
 Deferred stock compensation...................    (1,122)   (1,122)     (1,122)
 Accumulated deficit...........................   (19,513)  (19,513)    (19,513)
                                                 --------  --------    --------
  Total stockholders' equity (deficit).........   (18,811)    5,723
                                                 --------  --------    --------
   Total capitalization........................  $  5,723  $  5,723    $
                                                 ========  ========    ========

   The actual, pro forma and pro forma as adjusted information set forth in the table excludes:

  .            shares of common stock issuable upon the exercise of the
    underwriters' over-allotment option;

  . 1,326,123 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2000 at a weighted average exercise price of $1.09 per share; and

  . 2,900,000 shares of common stock reserved for future issuance under our 2000 stock option plan, 2000 employee stock purchase plan and 2000 director option plan as of June 30, 2000.

                                    DILUTION

   Our pro forma net tangible book value as of June 30, 2000 was approximately $5.7 million, or $0.58 per share of common stock. Pro forma net tangible book value per share represents the amount of our total assets less total liabilities and intangible assets, divided by the number of shares of common stock outstanding, assuming the conversion of all shares of convertible preferred stock outstanding as of June 30, 2000 into 8,931,534 shares of common stock concurrently with the completion of this offering. Pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering on a pro forma as adjusted basis. After giving
effect to the sale of the          shares of common stock by us at an assumed
initial public offering price of $    per share, and after deducting the
estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30,
2000 would have been approximately $     million or $     per share of common
stock. This represents an immediate increase in pro forma net tangible book
value of $     per share of common stock to existing common stockholders and an
immediate dilution in net tangible book value of $     per share to new
investors of common stock in this offering. The following table illustrates this per share dilution:

   Assumed initial public offering price per share.................       $
     Pro forma net tangible book value per share before this
      offering..................................................... $0.58
     Increase in pro forma net tangible book value per share
      attributable to this offering................................
                                                                    -----
   Pro forma net tangible book value per share after this
    offering.......................................................
                                                                          ----
   Dilution per share to new investors.............................       $
                                                                          ====

   The following table summarizes, on a pro forma basis as of June 30, 2000, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses. The pro forma basis gives effect to the conversion of all shares of convertible preferred stock outstanding as of June 30, 2000 into 8,931,534 shares of common stock concurrently with the completion of this offering.

                                   Shares Purchased  Total Consideration
                                   ----------------- -------------------- Average Price
                                    Number   Percent    Amount    Percent   Per Share
                                   --------- ------- ------------ ------- -------------
   Existing stockholders.........  9,684,520       % $ 17,676,815       %    $ 1.83
   New investors.................
                                   ---------  -----  ------------  -----     ------
     Total.....................               100.0% $             100.0%
                                   =========  =====  ============  =====     ======

   The tables and calculations above assume no exercise of the underwriters'
over-allotment option to purchase up to an additional            shares of
common stock. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be
reduced to    % of the total number of shares of common stock outstanding after this offering and the number of shares of common stock held by new investors
will be increased to           , or    % of the total number of shares of
common stock outstanding after this offering.

   The information also assumes no exercise of any outstanding stock options. As of June 30, 2000, there were 1,326,123 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $1.09 per share. To the extent that any of these options are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

   You should read the following selected financial data in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. We have derived our selected statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the selected balance sheet data as of December 31, 1998 and 1999 from the audited financial statements included elsewhere in this prospectus. The selected balance sheet data as of December 31, 1995, 1996 and 1997 and the statement of operations data for the years ended December 31, 1995 and 1996 are derived from our audited financial statements, which are not included in this prospectus. The selected statement of operations data for the six months ended June 30, 1999 and 2000 and the selected balance sheet data as of June 30, 2000 are derived from unaudited financial statements included elsewhere in this prospectus. We prepared the unaudited financial statements on the same basis as the audited financial statements and, in our opinion, they include all adjustments, consisting only of normal recurring adjustments, we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Historical results are not necessarily indicative of results of operations to be expected for future periods, and the results of the interim periods are not necessarily indicative of the results to be expected for a full year.

   Our redeemable convertible preferred stock has a feature that requires us to repurchase the redeemable convertible preferred stock from its holders at the election of the holders of at least two-thirds of the outstanding redeemable convertible preferred stock commencing January 1, 2000. Accretion of redeemable convertible preferred stock represents the charge to retained earnings and net loss available to common stockholders we took in 1995, 1996, 1997, 1998 and 1999 and the six months ended June 30, 1999 and 2000 to reflect this potential liability. The outstanding shares of redeemable convertible preferred stock will convert into shares of our common stock on a one for one basis in connection with the closing of this offering, and no dividends will be paid or converted into common stock. The pro forma net loss per share for the years ended December 31, 1999 and the six months ended June 30, 2000 reflect the conversion of our convertible preferred stock. See the notes to our financial statements included elsewhere in this prospectus for a detailed explanation of how we have computed basic and diluted net loss per share and pro forma basic and diluted net loss per share.

   Our operating results for the six months ended June 30, 2000 reflected amortization of deferred stock compensation of $353,000, of which $75,000 was included in cost of revenues. The amortization of deferred stock compensation allocated to operating expense was $278,000 and was comprised of marketing and selling expenses of $91,000, research and development expenses of $48,000 and general and administrative expenses of $139,000.

                                                                         Six Months
                                 Years Ended December 31,              Ended June 30,
                          -------------------------------------------  ---------------
                           1995     1996     1997     1998     1999     1999    2000
                          -------  -------  -------  -------  -------  ------  -------
                                (in thousands, except per share amounts )
Statement of Operations
 Data:
Net revenues............  $ 4,274  $ 6,501  $10,031  $15,884  $19,783  $8,918  $11,009
Cost of revenues........    2,027    2,567    3,612    5,577    6,624   3,082    3,908
                          -------  -------  -------  -------  -------  ------  -------
  Gross profit..........    2,247    3,934    6,419   10,307   13,159   5,836    7,101
                          -------  -------  -------  -------  -------  ------  -------
Operating expenses:
  Marketing and
   selling..............    2,105    2,828    4,259    6,275    7,684   3,654    4,395
  Research and
   development..........      645      962    1,602    2,711    2,457   1,288    1,605
  General and
   administrative.......      648      829    1,231    1,638    2,384   1,021    1,152
  Amortization of
   deferred stock
   compensation.........      --       --       --       --       --      --       278
                          -------  -------  -------  -------  -------  ------  -------
    Total operating
     expenses...........    3,398    4,619    7,092   10,624   12,525   5,963    7,430
                          -------  -------  -------  -------  -------  ------  -------
Income (loss) from
 operations.............   (1,151)    (685)    (673)    (317)     634    (127)    (329)
Other income (expense),
 net....................      (12)      21       97      118       20       5       12
                          -------  -------  -------  -------  -------  ------  -------
Income (loss) before
 taxes..................   (1,163)    (664)    (576)    (199)     654    (122)    (317)
Income tax expense......      --       --       --       --       10      --       --
                          -------  -------  -------  -------  -------  ------  -------
Net income (loss).......   (1,163)    (664)    (576)    (199)     644    (122)    (317)
Accretion of redeemable
 convertible preferred
 stock..................      625    1,079    1,292    1,389    2,085     695      692
                          -------  -------  -------  -------  -------  ------  -------
Net loss available to
 common stockholders....  $(1,788) $(1,743) $(1,868) $(1,588) $(1,441) $ (817) $(1,009)
                          =======  =======  =======  =======  =======  ======  =======
Basic and diluted net
 loss per share ........  $(20.55) $(16.29) $ (7.62) $ (3.63) $ (2.56) $(1.47) $ (1.59)
                          =======  =======  =======  =======  =======  ======  =======
Shares used in computing
 basic and diluted net
 loss per share.........       87      107      245      438      562     557      633
Pro forma basic and
 diluted net loss per
 share..................                                      $ (0.17)         $ (0.11)
                                                              =======          =======
Shares used in computing
 pro forma basic and
 diluted net loss per
 share..................                                        8,478            9,565

                                         December 31,
                         ------------------------------------------------  June 30,
                           1995      1996      1997      1998      1999      2000
                         --------  --------  --------  --------  --------  --------
                                            (in thousands)
Balance Sheet Data:
Cash, cash equivalents
 short-term
 investments............ $    459  $    754  $  2,823  $  1,943  $  2,376  $  1,805
Working capital.........      836       830     3,730     3,206     3,814     3,859
Total assets............    2,256     2,681     6,330     7,418     8,699     9,059
Long-term debt, net of
 current portion........      --         10       --        150       --        --
Convertible preferred
 stock..................   13,022    14,234    19,207    21,154    23,842    24,534
Total stockholders'
 deficit................  (11,777)  (13,544)  (15,363)  (16,851)  (18,226)  (18,811)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis in conjunction with "Selected Financial Data" and our financial statements and the related notes included elsewhere in this prospectus.

Overview

   We develop, manufacture and market screening products for the detection and monitoring of common medical disorders in infants. Currently, we sell our ALGO products for hearing screening, and we expect to begin actively marketing our CO-Stat products for the analysis of hemolysis and management of jaundice in early 2001.

   Our net revenues consist of revenues from sales of equipment and disposables. We currently derive substantially all of our net revenues from sales of a limited number of products. Nearly all of our net revenues were from sales of our ALGO products in 1997, 1998, 1999 and the six months ended June 30, 2000. Although we began selling our CO-Stat product in July 1999 on a very limited basis for clinical testing, we have not actively marketed it for commercial sale and expect that a substantial majority of our net revenues will continue to be generated from sales of our ALGO products for at least the next two years.

   We sell our products directly through our sales force in the United States and indirectly through distributors internationally. Domestic sales were 86% of our net revenues in 1997, 81% of our net revenues in 1998, 90% of our net revenues in 1999 and 86% of our net revenues in the six months ended June 30, 2000. We plan to expand our international operations significantly because we believe international markets represent a significant growth opportunity. Consequently, we anticipate that international revenues will increase as a percent of net revenues in the future. If international sales increase, we may not experience corresponding growth in operating income due to the higher cost of selling outside of the United States.

   We record revenues upon shipment of products to our customers and distributors. Revenues from extended warranty contracts are deferred and recognized on a straight line basis over the contractual period. We provide allowances for estimated warranty costs at the time of revenue recognition based on our historical results. To date, warranty and extended warranty costs have been in line with projected amounts. However, our past product warranty experience may not be indicative of those we may experience in the future. We provide ALGO screening equipment to our customers on loan without charge while we repair or service their screening equipment.

   We enter into general sales contracts with our distributors, and those distributors are required to purchase a specified minimum amount of our products. Our only remedy if these distributors fail to purchase the required amounts is to cancel the contract. We rely on our distributors to submit purchase orders for specific quantities of our products. Our sales are final and not subject to a right of return. We do not consider backlog to be a meaningful measure of future revenues because our customers can generally cancel orders without penalty.

   Large one-time sales of equipment or disposables may cause our gross profits to be unpredictable from quarter to quarter. Our gross profit may also be adversely affected by the level of sales to international distributors, large individual customers, members of group purchasing organizations or groups of customers, each of which receive volume discounts. Our gross profit may also be affected by changes in manufacturing efficiencies.

   Significant investment in research and development has been, and we believe it will continue to be, required to develop new products and enhance existing products to allow us to further penetrate our markets. In addition, research and development costs are impacted by the timing of development activities, including clinical trials, which can have a significant impact on costs in a given period.

   During the six months ended June 30, 2000, we granted options to purchase 451,100 shares of our common stock at a weighted average exercise price of $1.53 per share. The weighted average exercise price was below the weighted average deemed fair value of $3.57 per share. We recorded cumulative deferred stock compensation on our balance sheet of $1.5 million in connection with these stock option grants. We will amortize this deferred stock compensation to expense on an accelerated method over the four year vesting periods of the related options. During the remainder of 2000, we expect to amortize stock compensation expense of $425,000. We expect to amortize aggregate stock compensation of approximately $432,000 during 2001, $201,000 during 2002, $63,000 during 2003 and $1,000 during 2004. The amount of stock compensation expense to be recorded in future periods could decrease if options for which accrued but unrecognized compensation has been recorded are forfeited.

   As of December 31, 1999, we had approximately $8.4 million of federal net operating loss carryforwards for tax reporting purposes available to offset future taxable income. These net operating loss carryforwards expire beginning in 2002. We have not recognized any benefit from the future use of loss carryforwards for these periods or for any other period since inception because of uncertainty surrounding their realization. We may not be able to utilize our net operating loss carryforwards before they expire if we continue to generate net losses. The amount of net operating losses that we can utilize may be limited under tax regulations in circumstances including a cumulative stock ownership change of more than 50% over a three year period. Accordingly, even if we have net income, the amount of net operating loss carryforwards we can use in any given year may be limited, and we may not be able to use some portion or all of our net operating loss carryforwards. This offering may result in a cumulative change in ownership sufficient to limit our ability to use our net operating loss carryforwards.

   Since our inception, we have incurred significant net losses, including net losses available to common stockholders of $1.9 million in 1997, $1.6 million in 1998, $1.4 million in 1999 and $1.0 million in the six months ended June 30, 2000. In addition, we had an accumulated deficit of $19.5 million as of June 30, 2000. We expect to continue to incur net losses for at least the next
12 months.

   Our net loss available to common stockholders includes accretion charges to increase over time the carrying amount of our redeemable convertible preferred stock to the amount we would be required to pay if the preferred stock were to be redeemed. Our redeemable convertible preferred stock will convert to common stock on a one to one basis upon the closing of this offering. We will not pay accrued dividends on the redeemable convertible preferred stock when it converts, and accrued but unpaid dividends will become additional paid-in capital.

Results of Operations

   The following table sets forth the results of our operations expressed as a percent of net revenues. Our historical operating results are not necessarily indicative of the results for any future period.

                                            Percent of Revenue
                                       -------------------------------------
                                                               Six Months
                                          Years Ended             Ended
                                         December 31,           June 30,
                                       ---------------------   -------------
                                       1997    1998    1999    1999    2000
                                       -----   -----   -----   -----   -----
Net revenues.......................... 100.0 % 100.0 % 100.0 % 100.0 % 100.0 %
Cost of revenues......................  36.0    35.1    33.5    34.6    35.5
                                       -----   -----   -----   -----   -----
  Gross profit........................  64.0    64.9    66.5    65.4    64.5
                                       -----   -----   -----   -----   -----
Operating expenses:
  Marketing and selling...............  42.5    39.5    38.8    41.0    39.9
  Research and development............  16.0    17.1    12.4    14.4    14.6
  General and administrative..........  12.3    10.3    12.1    11.4    10.5
  Amortization of deferred stock
   compensation.......................   --      --      --      --      2.5
                                       -----   -----   -----   -----   -----
    Total operating expenses..........  70.8    66.9    63.3    66.8    67.5
                                       -----   -----   -----   -----   -----
Income (loss) from operations.........  (6.8)   (2.0)    3.2    (1.4)   (3.0)
Other income (expense), net...........   1.0     0.7     0.1     0.1     0.1
                                       -----   -----   -----   -----   -----
Income (loss) before taxes............  (5.8)   (1.3)    3.3    (1.3)   (2.9)
Income tax expense....................   --      --      0.1     --      --
                                       -----   -----   -----   -----   -----
Net loss..............................  (5.8)   (1.3)    3.2    (1.3)   (2.9)
Accretion of redeemable convertible
 preferred stock......................  12.9     8.7    10.5     7.8     6.3
                                       -----   -----   -----   -----   -----
    Net loss available to common
     stockholders..................... (18.7)% (10.0)%  (7.3)%  (9.1)%  (9.2)%
                                       =====   =====   =====   =====   =====

   For the six months ended June 30, 2000, cost of revenues includes amortization of deferred stock compensation of 0.7%. Amortization of deferred stock compensation for the six months ended June 30, 2000 includes marketing and selling of 0.8%, research and development of 0.4% and general and administrative of 1.3%.

 Six Months Ended June 30, 2000 and 1999

   Net revenues consist almost exclusively of revenues from the sale of ALGO screening equipment and its related disposables. Our net revenues increased $2.1 million, or 23.4%, from $8.9 million in the six months ended June 30, 1999 to $11.0 million in the six months ended June 30, 2000. These increases were primarily attributable to increased sales of disposables. Net revenues from disposables increased $2.3 million, or 52.4%, from $4.5 million in the six months ended June 30, 1999 to $6.8 million in the six months ended June 30, 2000. As a percent of net revenues, net revenues from sales of disposables increased from 50.3% in the six months ended June 30, 1999 to 62.1% in the six months ended June 30, 2000. No end customer accounted for more than 10% of our net revenues in either of the six month periods ended June 30, 1999 or 2000. Sales to our Japanese distributor accounted for 12% of our net revenues in the six months ended June 30, 2000.

   Net revenues from indirect sales outside the United States increased $1.1 million, or 275%, from $400,000 in the six months ended June 30, 1999 to $1.5 million in the six months ended June 30, 2000. This increase was due primarily to the expansion of our operations in Japan and other countries. One factor relating to the increase in net revenues in the Japanese market was the commencement of the Japanese Ministry of Health and Welfare's pilot newborn hearing screening program.

   Cost of revenues includes materials costs, personnel expenses, amortization of deferred stock compensation, packaging and shipping costs, other manufacturing costs, warranty expenses and technology license fees. To date, technology license fees have not been material. Our cost of revenues increased $826,000, or 26.8%, from $3.1 million in the six months ended June 30, 1999 to $3.9 million in the six months ended June 30, 2000. The increase in the cost of revenues in absolute dollars was primarily due to the increased volume of screening equipment and disposable supplies sold during the most recent six month period. Cost of revenues did not include any amortization of deferred stock compensation in the six months ended June 30, 1999 but did include amortization of $75,000 of deferred stock compensation in the six months ended June 30, 2000. As a percent of net revenues, the cost of revenues increased from 34.6% in the six months ended June 30, 1999 to 35.5% in the six months ended June 30, 2000. The increase in cost of revenues as a percent of net revenues was attributable to the higher percentage of international sales and the lower per unit selling prices associated with those sales. In addition, our cost of revenues in the six months ended June 30, 2000 was impacted by amortization of deferred stock compensation. Excluding amortization of deferred stock compensation, cost of revenues increased from 34.6% of net revenues in the six months ended June 30, 1999 to 34.8% of net revenues in the six months ended June 30, 2000.

   Gross profit increased $1.3 million, or 21.7%, from $5.8 million in the six months ended June 30, 1999 to $7.1 million in the six months ended June 30, 2000. Gross profit as a percentage of net revenues decreased from 65.4% in the six months ended June 30, 1999 to 64.5% in the six months ended June 30, 2000. The decrease in gross profit as a percentage of net revenues was primarily due to a higher percentage of international sales. Excluding the deferred compensation charge, gross profit as a percent of net revenues was 65.4% in the first six months of 1999 and 65.2% in the six months ended June 30, 2000.

   Marketing and selling expenses consist primarily of salaries, commissions, travel, promotional and advertising costs. Our marketing and selling expenses increased $741,000, or 20.3%, from $3.7 million in the six months ended June 30, 1999 to $4.4 million in the six months ended June 30, 2000. The absolute dollar increase in marketing and selling expenses was primarily attributable to the hiring of additional marketing and selling personnel, increases in commissions due to increased sales and the expansion of our sales efforts. As a percent of net revenues, marketing and selling expenses decreased from 41.0% in the six months ended June 30, 1999 to 39.9% in the six months ended June 30, 2000. The decrease in marketing and selling expenses as a percent of net revenues was primarily attributable to the increase in net revenues for the six months ended June 30, 2000.

   Research and development expenses consist of engineering costs to develop new products, enhance existing products and perform design quality assurance activities. Our research and development expenses increased $317,000, or 24.6%, from $1.3 million in the six months ended June 30, 1999 to $1.6 million in the six months ended June 30, 2000. As a percent of net revenues, research and development expenses were 14.4% in the six months ended June 30, 1999 and 14.6% in the six months ended June 30, 2000. This increase in research and development expenses was primarily attributable to the hiring of additional engineers and consultants.

   General and administrative expenses consist of corporate, finance, human resource, administrative and legal expenses. Our general and administrative expenses increased $131,000, or 12.8%, from $1.0 million in the six months ended June 30, 1999 to $1.2 million in the six months ended June 30, 2000. The absolute dollar level increase in general and administrative expenses was primarily attributable to the hiring of additional personnel, as well as increased legal, accounting and other consulting fees. As a percent of net revenues, general and administrative expenses decreased from 11.4% in the six months ended June 30, 1999 to 10.5% in the six months ended June 30, 2000. The decrease in general and administrative expenses as a percent of net revenues was primarily attributable to the increase in net revenues in the six months ended June 30, 2000.

   We recorded no amortization of deferred stock compensation in the six months ended June 30, 1999. We recorded aggregate amortization of $353,000 of deferred stock compensation in the six months ended June 30, 2000, of which $75,000 was included in cost of revenues.

   Other income (expense), net consists of interest income, interest expense and other miscellaneous expenses. Our other income (expense), net increased $7,000, or 140%, from $5,000 in the six months ended June 30, 1999 to $12,000 in the six months ended June 30, 2000. The increase was primarily due to higher interest earned on increased average cash balances in the six months ended June 30, 2000.

 Years Ended December 31, 1999 and 1998

   Net revenues increased $3.9 million, or 24.5%, from $15.9 million in 1998 to $19.8 million in 1999. These increases were primarily attributable to substantial growth in our installed base of screening equipment, as well as additional sales of disposables to our existing customers. Net revenues from disposables increased $3.6 million, or 51.1%, from $7.1 million in 1998 to $10.7 million in 1999. As a percent of net revenues, net revenues from sales of disposables increased from 44.6% in 1998 to 54.1% in 1999. No end customer accounted for more than 10% of our net revenues in either 1998 or 1999. However, our Japanese distributor accounted for 14% of our net revenues in 1998.

   Net revenues from indirect sales outside the United States fell $1.1 million, or 35.4%, from $3.1 million in 1998 to $2.0 million in 1999. The decrease was due to a large one time equipment purchase in 1998 by a local government agency in Belgium that instituted a universal newborn hearing screening program.

   Cost of revenues increased $1.0 million, or 18.8%, from $5.6 million in 1998 to $6.6 million in 1999. The increase in the cost of revenues in absolute dollars was primarily due to the increased volume of screening equipment and disposable supplies sold during 1999. As a percent of revenues, the cost of revenues decreased from 35.1% in 1998 to 33.5% in 1999.

   Gross profit increased $2.9 million, or 27.7%, from $10.3 million in 1998 to $13.2 million in 1999. Gross profit as a percentage of net revenues increased from 64.9% in 1998 to 66.5% in 1999. The increase in gross profit and the corresponding decrease in cost of revenues as a percent of net revenues was primarily due to increased domestic direct sales and greater efficiencies in our manufacturing and procurement operations.

   Marketing and selling expenses increased $1.4 million, or 22.5%, from $6.3 million in 1998 to $7.7 million in 1999. The absolute dollar increase in marketing and selling expenses was primarily attributable to the hiring of additional marketing and selling personnel and increases in commissions due to increased sales. As a percent of net revenues, marketing and selling expenses decreased marginally from 39.5% in 1998 to 38.8% in 1999. The decrease in marketing and selling expenses as a percent of net revenues was primarily attributable to the increase in net revenues in 1999.

   Research and development expenses decreased $254,000, or 9.4%, from $2.7 million in 1998 to $2.5 million in 1999. As a percent of net revenues, research and development expenses decreased from 17.1% in 1998 to 12.4% in 1999. This decrease in research and development expenses was primarily attributable to reduced spending on CO-Stat development and clinical trials.

   General and administrative expenses increased $746,000, or 45.5%, from $1.6 million in 1998 to $2.4 million in 1999. As a percent of net revenues, general and administrative expenses increased from 10.3% in 1998 to 12.1% in 1999. The increase in general and administrative expenses was primarily attributable to the hiring of additional personnel, as well as increased legal, accounting and other consulting fees. In addition, we elected not to pursue an acquisition of a private company to which we had loaned $200,000, in connection with which we received an exclusive, three month option to purchase substantially all of the assets of the company. We subsequently wrote off the related promissory note, which was in default and deemed uncollectible.

   Other income (expense), net decreased $98,000, or 83.1%, from $118,000 in 1998 to $20,000 in 1999, as a result of reduced interest income on a lower level of invested cash balances.

 Years Ended December 31, 1997 and 1998

   Net revenues increased $5.9 million, or 58.3%, from $10.0 million in 1997 to $15.9 million in 1998. This increase was primarily attributable to growth in existing product sales and the introduction of the ALGO Portable product. Net revenues from disposables increased $2.1 million, or 42.0%, from $5.0 million in 1997 to $7.1 million in 1998. As a percent of net revenues, net revenues from sales of disposables decreased from 49.8% in 1997 to 44.6% in 1998, due primarily to a large one-time supply purchase by a single customer in 1997. No end customer accounted for more than 10% of our net revenues in either 1997 or 1998. However, our Belgian distributor accounted for 12% of our net revenues in 1997, and our Japanese distributor accounted for 14% of our net revenues in 1998.

   Net revenues from sales outside the United States increased $1.7 million, or 121%, from $1.4 million in 1997 to $3.1 million in 1998. This increase was due to expansion of our operations in Japan, Belgium and other countries.

   Cost of revenues increased $2.0 million, or 54.4%, from $3.6 million in 1997 to $5.6 million in 1998. The absolute dollar increase in the cost of revenues was due primarily to the increased volume of screening equipment and disposables sold during the year. As a percent of revenues, the cost of revenues decreased from 36.0% in 1997 to 35.1% in 1998. The decrease in cost of net revenues as a percent of net revenues was primarily due to efficiencies achieved on the greater volume of product shipments.

   Gross profit increased $3.9 million, or 60.6%, from $6.4 million in 1997 to $10.3 million in 1998. As a percent of net revenues, gross profit increased from 64.0% in 1997 to 64.9% in 1998. The increase in both absolute dollars and as a percent of net revenues was primarily attributable to increased net revenues and efficiencies achieved in the manufacturing process.

   Marketing and selling expenses increased $2.0 million, or 47.3%, from $4.3 million in 1997 to $6.3 million in 1998. As a percent of net revenues, marketing and selling expenses decreased from 42.5% in 1997 to 39.5% in 1998. This increase in absolute dollars was primarily attributable to increased personnel costs, increased trade show and travel costs, and to a lesser extent, the expansion of our marketing and selling activities in Europe.

   Research and development expenses increased $1.1 million, or 69.2%, from $1.6 million in 1997 to $2.7 million in 1998. As a percent of net revenues, research and development expenses increased from 16.0% in 1997 to 17.1% in 1998. The increase in research and development expenses was primarily attributable to an increase in the number of engineers we employed for the enhancement of existing products and the development of new products, including the CO-Stat products.

   General and administrative expenses increased $407,000, or 33.1%, from $1.2 million in 1997 to $1.6 million in 1998. As a percent of net revenues, general and administrative expenses decreased from 12.3% in 1997 to 10.3% in 1998. The absolute dollar level increase of general and administrative expenses was primarily attributable to hiring of additional personnel.

   Other income (expense), net increased $21,000, or 21.6%, from $97,000 in 1997 to $118,000 in 1998. The increase in other income (expense), net was primarily due to lower interest expense in 1998 as a result of lower borrowings under our credit facilities and higher interest earnings on available cash balances.

Quarterly Results of Operations

   The following table presents our operating results for each of the six quarters in the period from January 1, 1999 through June 30, 2000. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

                                            Quarters Ended
                         -----------------------------------------------------
                                                      Dec.
                         Mar. 31, June 30, Sept. 30,  31,    Mar. 31, June 30,
                           1999     1999     1999     1999     2000     2000
                         -------- -------- --------- ------  -------- --------
                                            (in thousands)
Net revenues ...........  $4,341   $4,577   $4,715   $6,150   $4,912   $6,097
Cost of revenues........   1,508    1,574    1,654    1,888    1,766    2,142
                          ------   ------   ------   ------   ------   ------
  Gross profit..........   2,833    3,003    3,061    4,262    3,146    3,955
  Gross margin..........    65.3%    65.6%    64.9%    69.3%    64.0%    64.9%
Operating expenses:
  Marketing and
   selling..............   1,691    1,963    1,914    2,116    2,043    2,352
  Research and
   development .........     703      585      587      582      743      862
  General and
   administrative.......     460      561      562      801      563      589
  Amortization of
   deferred stock
   compensation.........     --       --       --       --        27      251
                          ------   ------   ------   ------   ------   ------
    Total operating
     expenses...........   2,854    3,109    3,063    3,499    3,376    4,054
                          ------   ------   ------   ------   ------   ------
Income (loss) from
 operations.............     (21)    (106)      (2)     763     (230)     (99)
Other income (expense),
 net....................       1        4        7        8       19       (7)
                          ------   ------   ------   ------   ------   ------
Income (loss) before
 taxes..................     (20)    (102)       5      771     (211)    (106)
Income tax expense......     --       --       --        10      --       --
                          ------   ------   ------   ------   ------   ------
Net income (loss).......     (20)    (102)       5      761     (211)    (106)
Accretion of redeemable
 convertible preferred
 stock..................     347      348      347    1,043      346      346
                          ------   ------   ------   ------   ------   ------
Net loss available to
 common stockholders....  $ (367)  $ (450)  $ (342)  $ (282)  $ (557)  $ (452)
                          ======   ======   ======   ======   ======   ======

   Cost of revenues includes amortization of deferred stock compensation of $10,000 in the three months ended March 31, 2000 and $65,000 in the three months ended June 30, 2000. The amortization of deferred stock compensation allocated to operating expenses in the three months ended March 31, 2000 was comprised of marketing and selling expenses of $9,000, research and development expenses of $6,000 and general and administrative expenses of $12,000. The amortization of deferred stock compensation allocated to operating expenses in the three months ended June 30, 2000 was comprised of marketing and selling expenses of $82,000, research and development expenses of $42,000 and general and administrative expenses of $127,000.

   When compared to the comparable quarter from the prior year, net revenues generally have increased each quarter due to sales of a larger number of screening equipment units and disposables to our customers, as well as from increases in the size and productivity of our sales force and broader international distribution. We believe seasonal factors in our business have caused and in the future will continue to cause revenues in the quarter ended March 31 to decrease from the revenues in the immediately preceding quarter. These seasonal factors include patterns in the capital budgeting and purchasing cycles of our current and prospective customers and the economic incentives to our sales force that generally occur in the last quarter of the calendar year. In addition, bulk purchases by a state or agency of a foreign government can cause a significant fluctuation in revenue for any quarter. For example, we received a large order from a state during the quarter ended March 31, 1999 that increased revenues in the quarter significantly.

   Our operating results have varied significantly from quarter to quarter in the past and may continue to fluctuate in the future. The quarterly fluctuations are caused by a number of factors, including:

  . the budgeting cycle of our customers;

  . the size and timing of specific sales, such as large purchases of screening equipment or disposables by government agencies or hospital systems;

  . product and price competition;

  . the timing and market acceptance of new product introductions and product enhancements by us and our competitors, such as the expected reduction in demand for our ALGO 2e Color screener prior to the announced launch date of our ALGO 3 screener;

  . the length of our sales cycle;

  . the loss of key sales personnel or international distributors; and

  . changes caused by the rapidly evolving market for newborn screening products.

   Many of these factors are beyond our control, and therefore, we believe that results of operations for interim periods should not be relied upon as any indication of the results to be expected in any future period.

Liquidity and Capital Resources

   Since inception, we have financed our operations primarily through private sales of convertible preferred stock and common stock, equipment financing and cash generated from product sales. As of June 30, 2000, we had cash and cash equivalents of $1.5 million, an accumulated deficit of $19.5 million and working capital of $3.9 million.

   Net cash used by operating activities was $939,000 for the year ended December 31, 1997 and resulted primarily from net losses in that period offset by increases in accrued liabilities and accounts payable. Net cash used by operating activities was $298,000 for the year ended December 31, 1998 and resulted primarily from net losses in that period and increases in accounts receivable and inventory. These uses of cash were partially offset by increases in accrued liabilities and accounts payable. Net cash provided by operating activities was $1.3 million for the year ended December 31, 1999 and resulted primarily from net income. Net cash used by operating activities was $159,000 for the six months ended June 30, 2000 and resulted from increases in inventory and other working capital items.

   Net cash used in investing activities was $579,000 for the year ended December 31, 1997, $950,000 for the year ended December 31, 1998, $1.4 million for the year ended December 31, 1999 and $414,000 for the six months ended June 30, 2000. Net cash used in investing activities during these periods was primarily for purchases of new computers, equipment and furniture as we expanded operations, loans to a foreign distributor in the form of convertible notes and the purchase of a long-term investment.

   Net cash provided by financing activities was $3.5 million for the year ended December 31, 1997 and resulted primarily from our Series D convertible preferred stock financing. Net cash provided by financing activities was $350,000 for the year ended December 31, 1998 and resulted primarily from borrowings under a bank line of credit and issuance of common stock upon the exercise of employee options. Net cash provided by financing activities was $519,000 for the year ended December 31, 1999 and resulted primarily from the proceeds from the exercise of warrants to purchase series C convertible preferred stock and issuance of common stock upon the exercise of employee stock options. Net cash used by financing activities was $4,000 for the six months ended June 30, 2000 and resulted primarily from the repayment of short-term debt but was offset largely by the proceeds from issuance of common stock upon the exercise of employee stock options.

   As of June 30, 2000, we had $75,000 outstanding under a term equipment loan that will be repaid through December 31, 2000.

   Our future liquidity and capital requirements will depend on numerous factors, including:

  . the amount and timing of revenues;

  . the extent to which our existing and new products gain market acceptance;

  . the extent to which we make acquisitions;

  . the cost and timing of expansion of product development efforts and the success of these development efforts;

  . the cost and timing of expansion of marketing and selling activities; and

  . available borrowings under line of credit arrangements and the availability of other means of financing.

   We believe that the net proceeds from this offering, together with our current cash and investment balances and any cash generated from operations and from current or future debt financing, will be sufficient to meet our operating and capital requirements for at least the next 18 months. However, it is possible that we may require additional financing within this period. We have no current plans, and we are not currently negotiating, to obtain additional financing following the completion of this offering. We intend to continue to invest heavily in the development of new products and enhancements to our existing products. The factors described above will affect our future capital requirements and the adequacy of our available funds. In addition, even if we raise sufficient funds to meet our anticipated cash needs during the next 18 months, we may need to raise additional funds beyond this time. We may be required to raise those funds through public or private financings, strategic relationships or other arrangements. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants.

Qualitative and Quantitative Disclosures about Market Risk

   We develop products in the United States and sell those products primarily in the United States, Japan and Europe. Our revenues for sales outside the United States were approximately 10% of our net revenues in 1999 and approximately 14% in the six months ended June 30, 2000. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Our sales are generally denominated in United States dollars; however, we expect that a portion of our operating expenses and revenues in international locations will be denominated in local currencies in the future. Historically, our exposure to foreign exchange fluctuations has been minimal; however, as our international sales and operations expand, we anticipate that our exposure to foreign currency fluctuations will increase. As all of our sales are currently made in United States dollars, a strengthening of the dollar could make our products less competitive in foreign markets.

   Our interest income is sensitive to changes in the general level of interest rates in the United States, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that we do not have material market risk exposure.

   Our investment policy requires us to invest funds in excess of current operating requirements in:

  . obligations of the United States government and its agencies;

  . investment grade state and local government obligations;

  . securities of United States corporations rated A1 or P1 by Standard &
    Poors' or the Moody's equivalents; or

  . money market funds, deposits or notes issued or guaranteed by United
    States and non-United States commercial banks meeting certain credit rating and net worth requirements with maturities of less than two years.

   As of June 30, 2000, our cash and equivalents consisted primarily of demand deposits and money market funds held by large institutions in the United States. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short-term maturities.

Recent Accounting Pronouncements

   In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements, or SAB 101, which summarizes certain of the SEC staff's views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. We have not yet determined what the impact of the adoption of SAB 101, if any, will have on our financial position or results of operations.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. SFAS 133 defines derivatives, requires all derivatives to be carried at fair value and provides for hedge accounting when certain conditions are met. We will be subject to SFAS 133 commencing in 2001. We have not yet determined what the impact of the adoption of SFAS 133, if any, will have on our financial position or results of operations.

                                    BUSINESS

Overview

   We are focused on developing, manufacturing and marketing screening products for the identification and monitoring of common medical disorders that may occur during the time from conception to a baby's first birthday. This period is critical to a child's development. By allowing for early detection and treatment, we believe our products can help reduce costs and minimize the probability of unnecessary retesting or hospital readmission. We design our products to deliver accurate results in a rapid and reliable manner. In addition, our products address the standard of care guidelines set forth by the American Academy of Pediatrics.

   We have two product lines that have been cleared for marketing by the FDA: the ALGO and the CO-Stat. We are selling our ALGO products for newborn hearing screening, and, in early 2001, we expect to begin actively marketing our CO-Stat products for the evaluation of newborn jaundice. Both of our current product lines are comprised of hardware units and single-use disposable components.

   Our ALGO products use automated ABR to enable simple, non-invasive and accurate screening for hearing impairment in newborns. The ALGO screener delivers sound stimuli to a newborn's ears and analyzes the resulting brain wave responses to produce a "Pass" or "Refer" result. The procedure can be performed within hours after birth. In addition, the ALGO meets the American Academy of Pediatrics' guidelines without requiring a trained audiologist to operate the equipment. We currently sell our ALGO products in the United States, Europe, Japan, Australia and New Zealand.

   Our CO-Stat analyzer enables physicians, within hours after birth, to assess the likelihood that serious newborn jaundice will not occur, thereby allowing physicians to keep newborns with higher risk of developing serious newborn jaundice in the hospital or under observation. Jaundice may be a sign of an abnormally high rate of hemolysis. Our CO-Stat analyzers accurately and non-invasively measure the rate of hemolysis by detecting the level of carbon monoxide in exhaled breath. In addition, we are currently investigating the use of the CO-Stat for monitoring and analysis of other conditions, including pregnancy induced hypertension. To date, our CO-Stat products have been sold primarily for clinical research.

Our Opportunity

   Approximately 10.5 million children are born every year in industrialized countries, including approximately 3.8 million in the United States. The most critical time in a child's development is from conception to a baby's first birthday. If a baby experiences a medical problem or disease during this period of rapid growth and development, there can be profound and lasting effects on his or her development and long-term societal and financial impacts on the child's family and community.

   Early detection of treatable disorders helps to achieve the best possible outcome for the child and can reduce the impact and cost of the disorder. As a result, governments and physician groups in industrialized countries have adopted policies and guidelines for standard medical practices, known as standards of care. The guidelines suggest that physicians should conduct childhood screening and take preventative measures for common and potentially serious disorders. Examples of standards of care include prenatal care offered to pregnant women, universal newborn screening for common disorders and infant immunization for common infections.

   Hearing impairment and jaundice are among the more common disorders that a baby may face after birth. Impaired hearing is one of the most common permanent disabilities in infants and affects approximately six per every 1,000 newborns in the United States. Jaundice affects approximately 60% of newborns in the United States and may be a symptom of serious disorders that can cause permanent brain damage or death. Other medical conditions that may occur during pregnancy and the first year after birth include miscarriage and spontaneous abortion, genetic abnormalities, premature labor and delivery, infection before birth, metabolic problems and respiratory disorders. Despite the importance of early identification and treatment of medical conditions in pregnant women and infants, there are limited products for cost-effective and reliable detection of common disorders.

Our Solution

   We believe our products deliver specific, sensitive results in a rapid and reliable manner and are simple to use and cost-effective. We believe our products offer the following benefits:

  . Accuracy. Our products are designed to provide highly sensitive, specific and reliable results and meet applicable guidelines developed by the American Academy of Pediatrics.

  . Immediate crib-side results. Clinicians can use our products to screen newborns hours after birth. By obtaining the results of the newborn's screening before the baby is discharged from the hospital, the child's physician is able to assess whether discharge or further assessment is appropriate. If the results indicate a potential hearing impairment or that jaundice is likely to develop or worsen, the physician can begin to develop a treatment plan or begin treatment before the baby is discharged.

  . Ease of use. Our products are designed to operate with a simple set-up procedure and to be used by hospital staff with only a minimal level of training. Our products are non-invasive and are designed to perform screenings quickly.

  . Cost-effectiveness. By identifying the disease or condition early, we believe our products can reduce the long-term costs of care by enabling the physician to begin treatment early. In addition, we believe the accuracy of our devices minimizes erroneous and misleading results and, therefore, lowers the costs of unnecessary retesting or hospital readmission.

  . Designed to meet standard of care guidelines. We design our products to meet the standard of care requirements for universal screening programs so that health care providers can obtain reimbursement for newborn screening. Health care providers may not receive reimbursement if their equipment cannot meet the applicable standard of care. We will continue to work with states, other governmental organizations and other third party payor groups to develop standard of care guidelines that include universal hearing screenings.

Our Strategy

   Our goal is to become the leading provider of equipment and single-use disposable supplies for detection of common, treatable medical disorders that occur during the period from conception to the baby's first birthday. The key elements of our strategy include:

  . Increase awareness. We plan to continue to use the following methods to increase awareness of our products and the need for universal screening:

   -- marketing our products to key clinical audiences including neonatologists, pediatricians, obstetricians, ear, nose and throat physicians, pediatric nurses and audiologists;

   -- educating physicians and other clinicians about the benefits of newborn screening;

   -- supporting the publication of additional clinical research to provide data supporting the expanded use of our products; and

   -- expanding our domestic direct sales force and international distribution channels.

  . Focus on government and physician groups to promote universal screening of newborns. We believe that clinical education of hospital administrators and government officials will improve awareness of the benefits of universal screening and the advantages of our products. For example, we focus substantial marketing and selling efforts on state and foreign government agencies that fund special education and other services for hearing impaired children. We encourage these state agencies to require universal hearing screening of all newborns and to provide reimbursement or grants to purchase screening equipment. We intend to pursue a similar strategy for future products.

  . Continue to advance technology. We intend to aggressively pursue ongoing research and development to introduce new products and improve our existing products and technologies. We believe a number of additional opportunities exist for the screening of newborns and pregnant women.

  . Enhance Natus brand by introducing new products. Through our relationships with key clinicians and administrators and the market acceptance of our hearing screening technology, we believe we are well positioned to distribute existing products and introduce new products into the nursery and neonatal intensive care unit. In addition, we intend to expand our product offerings to address diseases and conditions that affect both babies and pregnant women during the period of time from conception to a baby's first birthday. As recognition of the Natus brand grows, we believe we can introduce a number of new products, which can be marketed to the same clinical audience as our existing ALGO and CO-Stat product lines.

  . License our technology to strategic partners for use in screening adults. We intend to enter into strategic partnerships to conduct clinical studies of our products for adult indications including blood disorders, heart and lung diseases and respiratory disorders.

Clinical Background

 Hearing Impairment

  Overview

   Approximately 3.8 million babies are born each year in the United States, and hearing impairment affects approximately six per every 1,000 of those newborns. Until the introduction of universal newborn hearing screening programs, screening was generally performed only on those newborns who had risk factors for hearing impairment, including a family history of hearing impairment, infection prior to birth, low birth weight, skull or facial anomalies or bacterial meningitis. However, screening only those newborns with risk factors for hearing impairment overlooks approximately half of newborns with some level of hearing impairment.

   Early identification of hearing impairment and early intervention has been shown to improve language development significantly. Babies identified at birth as deaf or hearing impaired, who begin immediate therapy, can learn and progress at a rate comparable to children with normal hearing, regardless of the severity of hearing loss. However, undetected hearing impairment often results in the failure to learn, process spoken language and speak. A 1997 study conducted at the University of Colorado, Boulder evaluated the impact of a hearing impairment on language and speech. All of the children evaluated in the study were born with a hearing impairment but differed by the age at which it was detected. The study concluded that those children whose hearing loss was detected and received treatment early had significantly better language skills and vocabularies than those children whose hearing loss was detected later.

   Prior to universal newborn hearing screening, the average age of hearing impairment detection was two and one-half years after birth. The following chart from the Marion Downs National Center for Infant Hearing at the University of Colorado, Boulder compares the vocabulary at 36 months of age of hearing impaired children to the vocabulary of children with normal hearing. The following chart illustrates the impact of early identification and intervention.

[Graphic: Diagram showing range of high and low and average number of vocabulary words of children at 36 months of age with normal hearing and with hearing impairment identified at (1) birth, (2) six months and (3) two years.]

   The Marion Downs Center estimates that the cost of profound neonatal hearing impairment to society is approximately $79 billion per year in the United States due to increased educational costs, lower lifetime income and higher unemployment. The Marion Downs Center also estimates that profound hearing impairment can cost a child's family and society up to one million dollars during his or her lifetime. Effective and early newborn hearing screening can help to reduce these costs by enabling a newborn with hearing impairment to obtain treatment. Early identification and therapy for hearing impaired children has the potential to reduce the cost of special services and education substantially for state governments. The State of Colorado estimates that a state can save as much as $400,000 per child over his or her lifetime in special services and educational costs alone.

   The University of Colorado, Boulder's study also demonstrates that early identification of hearing impairment has a significant impact on the child's development regardless of the degree of hearing impairment. Treatment options for hearing impaired children, include:

  . amplification, such as hearing aids;

  . therapies for language acquisition, such as sign language;

  . oral approaches, such as lip reading; and

  . surgical intervention, such as cochlear implants.

   These treatments, when begun early, allow the child to learn, listen, speak and process spoken language at more advanced levels throughout his or her life.

   Newborn Hearing Screening

   Newborn hearing screening has been performed in the United States since 1964 but has been generally limited to babies with risk factors for hearing impairment. We believe the lack of accurate, low cost screening devices and the subjective nature of other currently used tests has limited the willingness of governments and physicians to adopt hearing screening as a standard of care for all newborns. In recent years, the clinical evidence in support of early detection for hearing impairment combined with the introduction of new screening technology has increased support for universal newborn hearing screening programs. In 1993, the National Institutes of Health and, in 1994, the Joint Committee on Infant Hearing endorsed universal newborn hearing screening. The combined clinical benefit and cost savings provided incentives for states to begin mandating universal newborn hearing screening as early as 1995.

   Thirty-one states have universal newborn hearing screening mandates in place with legislation pending in another six states. The majority of the mandates currently allow for implementation over a two to three year period. An additional four states have voluntary programs in place. We defined states that voluntarily comply to be states without mandated universal newborn screening but in which at least 50% of newborns are screened using ALGO equipment. In these states, the state health departments may purchase and distribute hearing screening equipment even though screening is not mandated. We estimate that approximately 94% of births in 2000 will occur in states with mandates, pending mandates or voluntary programs in place.

             Status of Universal Newborn Hearing Screening by State
                                (as of May 2000)

                                               Voluntary
                 Mandatory(1)                  Compliance Legislation Pending No Active Programs

  1995           1999           Texas           Arizona      New Mexico         Alabama
  ----           ----
  Hawaii         Arkansas       Wisconsin       Michigan     Ohio               Alaska
  Rhode Island   Georgia        Wyoming         Montana      Pennsylvania       Delaware
  1997           Illinois       2000            Nevada       Tennessee          Idaho
  ----                          ----
  Connecticut    Indiana        Florida                      Vermont            Iowa
  Mississippi    Kansas         Kentucky                     Washington         Minnesota
  1998           Louisiana      Maine                                           New Hampshire
  ----
  California     Maryland       New Jersey                                      North Dakota
  Colorado       Missouri       Oklahoma                                        South Dakota
  Massachusetts  Nebraska       South Carolina
  Utah           New York
  Virginia       North Carolina
  West Virginia  Oregon
------------------------------------------------------------------------------------------------

(1) The year listed reflects the year the particular state passed legislation or implemented regulations to require universal newborn hearing screening.

   The following graphic illustrates the impact of state newborn hearing screening programs and the estimated number of babies screened annually, each in terms of the estimated number of births in 2000. The differences in the estimated number of births in states with mandated universal screening and the estimated number of babies screened is primarily due to the time it takes hospitals to implement mandated programs, as well as voluntary compliance in states with no mandates.

[Graphic description consisting of 2 pie charts.
             Mandatory Universal Newborn Hearing Screening Coverage
                              Mandated         75%  2.9 million births
                              Mandate pending  13%  0.5 million births
                              Voluntary         6%  0.2 million births
                              No mandate        6%  0.2 million births

                                    Estimated Newborns Screened
                               Not Screened   57%  2.3 million births
                              Screened       43%  1.7 million births]

   Recognizing that only 50% of children with hearing impairment have a risk factor, the American Academy of Pediatrics stated that selectively screening babies at high risk was inadequate, and it has recommended that all babies be screened for hearing impairment. In 1999, the American Academy of Pediatrics' Task Force on Newborn and Infant Hearing published guidelines for universal newborn hearing screening programs. These guidelines are intended to establish the standard of care and provide that:

  . at least 95% of all newborns should be screened;

  . the screening method used must have the ability to detect all infants with a hearing impairment of at least 35 decibels in the better ear;

  . the screening method should not refer more than 4% of all children tested for further evaluation;

  . no more than 3% of children with normal hearing who are screened should receive results that indicate they have a hearing impairment, a screening error known as a false positive result; and

  . no child whose hearing is impaired should receive a normal result, a screening error known as a false negative result.

   Because positive results are referred to an audiologist or physician for additional testing and evaluation, the cost of a newborn screening program is reduced by limiting the number of further evaluations stemming from false positive results. In addition, false positive results can cause unnecessary emotional trauma for parents.

   In order to meet the guidelines set forth by the American Academy of Pediatrics, a hearing screening program needs to employ a screening method that focuses on two parameters: sensitivity and specificity. Sensitivity is the capacity to detect the disease or disorder in those infants with the disease or disorder. A sensitivity of 100% indicates that no newborns with a hearing impairment receive results indicating the absence of a hearing impairment. Specificity is the capacity to detect those infants without the disease or disorder. A specificity of 100% indicates that no newborns who actually have normal hearing receive results suggesting the presence of a hearing impairment.

  Screening Techniques

   Traditional methods of screening for hearing impairment include subjective behavioral tests and more expensive objective diagnostic processes. We believe widespread acceptance of screening newborns for hearing impairment requires a relatively inexpensive screening method that produces sensitive, specific and reliable results. The two traditional technologies used to screen newborns for hearing impairment are auditory brainstem response and otoacoustic emissions.

   Auditory brainstem response (ABR). ABR is the most accurate and comprehensive method for characterizing hearing impairment in adults and infants. ABR uses sensors placed on the head to measure the response of the brain and auditory nerves to sounds delivered through earphones. Hearing impairment is evaluated by monitoring the brain's response to varying the frequency and volume of the sounds. Trained clinicians must operate the ABR screening equipment, and the screening results must be interpreted by an audiologist or trained physician. ABR is primarily used to assess the degree of hearing impairment in adults and children and is not widely used for newborn screening due to the high cost, lengthy procedure time and unavailability of trained specialists in many neonatal nurseries.

   Otoacoustic emissions (OAE). OAE screening is a method of detecting hearing impairment in adults and children. Otoacoustic emissions are sounds created by the active biomechanical processes within the sensory cells of normal ears. Since otoacoustic emissions are present in normal ears, an absence of otoacoustic emissions is a sign of irregular function of these sensory cells, which could result in hearing impairment. OAE screening uses a probe placed in the ear to deliver auditory stimulus and measures the response of the sensory cells with a sensitive microphone. OAE screening does not evaluate the function of the entire hearing pathway because it does not assess the neural pathways. Therefore, OAE can fail to detect disorders affecting the neural pathways. An individual OAE screening is relatively inexpensive. However, OAE screening can result in an excessive number of false positive results, which require retesting. These false positive results occur because in the first days after birth newborns commonly have fluid in their ears from the birth process, which can impair the ability to accurately assess hearing impairment with one screening.

   Automated ABR. In order to address the limitations of other screening techniques, our ALGO product family utilizes automated ABR to provide accurate and non-invasive hearing screening for newborns. The ALGO screener, like ABR devices, utilizes a number of sensors placed on the head to measure the response of the brain and auditory nerves to sounds delivered through earphones. Unlike ABR devices, however, our ALGO screener does not require a trained clinician to conduct the screening or an audiologist or physician to interpret the results. The ALGO screener uses algorithms to perform the screening and draw a conclusion as to whether a baby needs to be referred to an audiologist for further evaluation. We estimate that the annual market for our ALGO products is approximately $140 million.

 Hemolysis and Jaundice

  Overview

   Babies are generally born with a quantity of red blood cells necessary for fetal life but in excess of their needs as newborns. These excess red blood cells are normally broken down by the body in a process known as hemolysis. The two products of hemolysis are a yellow pigment called bilirubin and a proportional amount of carbon monoxide, or CO. Abnormal rates of hemolysis cause abnormal levels of carbon monoxide and bilirubin. An abnormal rate of hemolysis may also be an indicator of a number of other disorders including anemia, infection and some genetic disorders.

   High amounts of bilirubin in the body can cause a yellowing of the skin and eyes called jaundice. The high level of bilirubin can result either from too much bilirubin being produced by hemolysis or from the body's failure to excrete the bilirubin. Extremely high levels of bilirubin, or hyperbilirubinemia, are toxic and may cause irreversible brain damage and potentially result in death.

   The American Academy of Pediatrics Committee on Fetus and Newborns estimates that each year 60% of the four million newborns in the United States become jaundiced. According to the Journal of the American Medical Association, neonatal jaundice is the single largest cause for hospital readmission of newborns in the United States and account for 50% of readmissions. Hyperbilirubinemia occurs in approximately 6% to 10% of newborns. Because of the serious consequences of hyperbilirubinemia, the American Academy of Pediatricians recommends that all newborns be closely monitored for jaundice and has called for the physician to determine the presence or absence of an abnormal rate of hemolysis to establish the appropriate treatment for the newborn. We believe that the hospitals in the United States spend approximately $1.3 billion per year to treat neonatal jaundice in the hospital. Of this amount, approximately half is due to treatment of readmitted newborns. By identifying those infants with high rates of hemolysis before they are discharged, fewer newborns would need to be readmitted and treatment could begin earlier.

   Depending on its cause, jaundice can be treated by helping the newborn to excrete the bilirubin or to reduce bilirubin production. In the early stages, jaundice can be treated with blue light, known as phototherapy, hydration and frequent feedings. Dangerous or toxic levels of bilirubin are treated by blood exchange transfusion, which is a high-risk procedure for newborns. If a physician can assess the levels of bilirubin being created and excreted by a newborn, the physician can tailor the treatment appropriately, reduce the number of invasive tests required to monitor the levels of bilirubin, evaluate the long-term effects of the jaundice and determine the appropriate term of hospitalization. In full term infants, the level of bilirubin in their blood is highest at approximately 72 hours after birth. However, infants are being discharged from the hospital before 48 hours after birth due to cost considerations. Thus, some infants may develop a potentially dangerous elevation in bilirubin levels after discharge. With early discharge, clinical reports show that the number of cases of brain damage caused by hyperbilirubinemia is on the rise.

   Our CO-Stat product measures a baby's exhaled carbon monoxide to indicate the rate at which bilirubin is being produced and may assist the clinician in determining the cause of neonatal jaundice. If the rate of production, or hemolysis, is normal or low, the baby is not producing excessive levels of bilirubin and may be a candidate for early discharge. If the rate of hemolysis is high, this may be an indication of potentially serious disorders and increases the likelihood of neonatal jaundice. If the baby is producing high levels of bilirubin and does not develop jaundice in the first few days, the baby is assumed to be eliminating bilirubin efficiently but the underlying cause of the hemolysis may require treatment. If the baby develops jaundice, monitoring the rate of hemolysis with our CO-Stat product can help determine if jaundice is caused by excessive bilirubin production or inadequate bilirubin excretion.

  Screening Techniques

   Current means of identifying newborns with high or increasing bilirubin levels include visual observation, blood tests to assess bilirubin levels, antibody tests and the use of devices that measure the amount of yellow in the skin.

   Total Serum Bilirubin Test. The total serum bilirubin test is a blood test that measures the total amount of bilirubin in the blood but does not differentiate between increased bilirubin production or decreased bilirubin elimination. As a result, the test does not give the clinician the information necessary to determine the cause of the increased bilirubin level and the most appropriate treatment for the newborn.

   The Coombs Test. The Coombs test is another frequently administered blood test that determines whether a specific antibody is affixed to the baby's red blood cells. This antibody is often associated with a high rate of hemolysis in newborns. However, other conditions may result in the presence of the antibody, and the antibody's absence does not rule out a high rate of hemolysis or excessive levels of bilirubin. In addition, the Coombs test does not measure the rate of hemolysis. Even given these limitations, the Coombs test remains the most frequently used indicator of high levels of hemolysis and, in developed countries, it is currently administered to 50% to 60% of newborns prior to hospital discharge.

   Skin Tone Assessment. In recent years, a number of devices have been introduced to monitor changes in bilirubin levels by measuring the amount of yellow in the skin. They are convenient because they do not require a blood sample. However, the reliability of tests performed with these devices is complicated by the variations in skin pigmentation, the baby's age and birth weight. As with the blood sampling methods, measuring the amount of yellow in the skin does not identify the factors contributing to the elevated bilirubin level.

   Natus CO-Stat Analyzer. In order to address the limitations of other means of analyzing hemolysis, our CO-Stat product family measures a baby's exhaled carbon monoxide to assess the rate of hemolysis accurately. Hemolysis produces bilirubin and carbon monoxide in equal amounts, so that the rate of bilirubin production can be estimated by an analysis of the carbon monoxide in a newborn's exhaled breath, while correcting for the carbon monoxide existing in the screening environment. The physician can measure the level of exhaled carbon monoxide to assess the rate of hemolysis. An assessment of how rapidly a newborn is producing bilirubin can help to identify those newborns who are more likely to develop jaundice after discharge from the hospital. If a newborn develops jaundice, knowing how rapidly a newborn is producing bilirubin can also help physicians determine whether jaundice stems from excessive bilirubin production or failure to excrete bilirubin adequately. We estimate that the annual market for our CO-Stat products is approximately $200 million.

Our Products

   Our products include the ALGO, MiniMuff and CO-Stat products. The ALGO screeners and single use disposable supplies are designed to objectively test newborn hearing shortly after birth and prior to discharge. We also make the MiniMuff, a single use protective ear cover, which reduces the noise newborns in neonatal intensive care units hear. The CO-Stat analyzer and disposable supplies are designed to provide a measure of the rate of hemolysis in order to monitor the cause of elevation in the level of bilirubin. The following table provides a list of our current products.

  Hearing Products                         Description                     Approved Markets

  ALGO 2e Color Screener   Newborn hearing screening station           United States, Europe,
                                                                       Japan, Australia and New
                                                                       Zealand

  ALGO Portable Screener   Portable newborn hearing screening station  United States, Europe and Japan

  ALGO Disposable Kit:     Single use disposables including earphones
                           and                                         United States, Europe,
   Ear Couplers Jelly      electrodes                                  Japan, Australia and
   Button Sensors                                                      New Zealand

  MiniMuff                 Single use disposable ear cover to reduce   United States, Europe
                           noise                                       (no approval required),
                                                                       Australia and
                                                                       New Zealand

  Jaundice/Hemolysis Products

  CO-Stat Breath Analyzer  Newborn screening station to analyze the    United States and Europe
                           rate of hemolysis

  CO-Stat Disposable Kit:  Single use disposables including tubing and United States and Europe
   Sample Tubing Filters   filter unit for patient sampling

--------------------------------------------------------------------------------

 Hearing Products

  ALGO Product Family

   Our ALGO product family utilizes automated ABR technology to provide accurate and non-invasive hearing screening for newborns. The ALGO screener delivers thousands of soft clicking sounds at 35 decibels to the newborn's ears through sound cables and disposable ear phones connected to the instrument. Each click elicits a series of identifiable brain waves, which are detected by disposable sensors placed on the baby's forehead and shoulder and at the nape of the neck. The ALGO screener automatically extracts the infant's brainwave responses from the background noise and noise caused by muscle activity. These brainwave responses are then compared to a template based on the brainwave responses of infants with normal hearing. The ALGO screener displays a "Pass" message when it collects sufficient data to establish that the baby's responses are normal with a 99.96% level of statistical confidence. If a determination cannot be reached after 15,000 clicks, the ALGO screener displays a "Refer" message, indicating that the infant should be referred for more detailed evaluation. We believe that by using AABR technology our ALGO products have a number of advantages:

  . Accuracy. Tests using automated ABR have the highest documented specificity and sensitivity for newborn hearing screening of devices not requiring a specially trained audiologist.

  . Compliant with standard of care guidelines. Our ALGO screener meets the requirements of the American Academy of Pediatricians for universal newborn hearing impairment.

  . Immediate crib-side results. Our screening tests can be conducted within hours after birth. Middle ear fluid and ear canal debris, which are often still present in the first 12 to 24 hours of after birth, do not significantly affect the results of our test.

  . Non-invasive. No probes are used to conduct our tests.

  . Ease of use. Our test can be administered by nurses or other hospital staff with minimal training because it does not require a trained audiologist to conduct the screening or interpret the results.

  . Objective results. Our test produces objective "Pass" or "Refer" results, which do not require interpretation by an audiologist or other trained clinician.

  . Rapid results. ALGO hearing screenings can be performed and results can be obtained prior to discharge from the hospital.

   The ALGO Newborn Hearing screener line was first introduced in 1985. We have since introduced five new versions of the ALGO and currently market the ALGO 2e Color and the ALGO Portable.

   ALGO 2e Color Screener. In December 1998, we introduced the ALGO 2e Color, which incorporates a laptop computer containing our circuit boards and uses commercially available operating system software. This system uses our software to conduct simultaneous screening of both ears and also conducts tests at 40 decibels and 70 decibels. The ALGO 2e Color uses our software to store results from every test automatically, which facilitates prompt follow-up and tracking of patient results. Users can print daily, weekly or monthly reports, create backup files and integrate screening results into statewide databases. The ALGO 2e Color also is designed to allow for future software and hardware upgrades. The current list price of the ALGO 2e Color is $17,500.

   ALGO Portable Screener. In June 1998, we introduced the ALGO Portable, which is compact and weighs less than five pounds. The ALGO Portable screener provides the flexibility to screen newborns in the newborn nursery, doctor's office, clinic or home. The ALGO Portable comes with an attachable printer and is sold primarily in Europe and to low-volume birthing centers and hospitals. The current list price of the ALGO Portable is $10,900.

   ALGO Disposable Kit. For infection control and accuracy, each hearing impairment test conducted with the ALGO is carried out with the ALGO disposable kit that includes single use earphones, which we call Ear

Couplers, and electrodes, which we call Jelly Button Sensors. All of our screening supplies are alcohol and latex-free, and our adhesives are specially formulated for newborns. The current list price of our ALGO disposable kit is $9.75 per kit.

   Currently some hospitals use our ALGO products to screen only those newborns with risk factors for hearing losses while other hospitals use our ALGO products in their universal newborn screening programs.

  MiniMuff Neonatal Noise Attenuators

   In 1995, we introduced our MiniMuff neonatal noise attenuators, which are disposable earmuffs designed to decrease noise exposure for babies in neonatal intensive care units. The MiniMuff fits securely over a baby's ear and reduces sound levels by at least seven decibels, representing a reduction of sound pressure by more than 50%. Our MiniMuff products are sold in the United States and meet health care infection control standards through a single use design. They adhere to the baby's head with a non-toxic adhesive and are designed for a single use on a single patient for one day. The current list price of our MiniMuff product is $5.00.

 Hemolysis Products

  CO-Stat Product Family

   Our CO-Stat product measures a baby's exhaled carbon monoxide to indicate the rate at which bilirubin is being produced and may assist the clinician in determining the cause of neonatal jaundice. We believe that our CO-Stat products have a number of advantages, which include:

  . Accuracy. We believe our CO-Stat analyzer produces reliable results because it separates environmental carbon monoxide from carbon monoxide in exhaled breath.

  . Address standard of care guidelines. Our CO-Stat products can be used by physicians to address the guidelines of the American Academy of Pediatrics, which recommends the monitoring of the rate of hemolysis in newborns.

  . Immediate crib-side results. Screening procedures using the CO-Stat analyzer can be conducted in less than 10 minutes and within hours after birth.

  . Non-invasive. No invasive probes or needles are used to conduct hemolysis screening with the CO-Stat analyzer.

  . Objective results. The CO-Stat test results are not affected by variations in skin tone or the after effects of the birth process on skin color.

  . Ease of use. Our CO-Stat test can be administered by nurses or other hospital staff with minimal training.

  . Important clinical data provided. The CO-Stat analyzer indexes the rate at which the baby is producing new bilirubin to aid physicians in determining the cause of newborn jaundice and selecting appropriate therapies.

   By measuring and subtracting the environmental carbon monoxide during the screening procedure, CO-Stat isolates trace levels of carbon monoxide produced primarily through the breakdown of red blood cells. This information helps physicians distinguish between the jaundice stemming from bilirubin production rather than the body's failure to excrete bilirubin. The CO-Stat assists clinicians to assess bilirubin production, but does not determine the level of bilirubin.

   CO-Stat End Tidal Breath Analyzer. Our CO-Stat End Tidal Breath Analyzer is a patient-side device used for the non-invasive, quantitative measurement of respiratory rate, carbon dioxide concentration and carbon monoxide concentration in the breath. We believe that the CO-Stat analyzer is the only commercially available product that can detect the rate of hemolysis in newborns. We received FDA clearance for use of our CO-Stat products to monitor hemolysis in March 1998. However, we have not yet begun to actively market our CO-Stat products. We intend to market the CO-Stat analyzer upon release of a study of the cost-effectiveness and reliability of jaundice monitoring with CO-Stat as compared to the Coombs test. This study is scheduled to be completed by the University of Chicago in early 2001.

   CO-Stat Disposables. A small plastic tube containing filters attaches to the CO-Stat analyzer and is placed at the opening of the baby's nostril. To ensure proper infection control and accuracy of the test, the tube and filters used to sample the baby's breath and environmental carbon monoxide are disposed of after a single use. The sampling of environmental carbon monoxide alters the tube and filters so that they cannot be reused for another test.

  Development Status

   We conducted a two year study of the CO-Stat analyzer at ten sites with 1,200 newborns to evaluate the ability of the carbon monoxide analysis alone and in combination with blood-based bilirubin testing to identify newborns who are at risk for developing hyperbilirubinemia. Principal clinical investigators in the United States included researchers from Stanford University, University Hospital of Cleveland, Women & Infants' Hospital in Providence, Rhode Island, the University of Pennsylvania and William Beaumont Hospital in Royal Oak, Michigan. Investigators from hospitals in Israel, Hong Kong and Japan also participated. Based on the data gathered during the study, the investigators concluded that a high rate of hemolysis is an important contributing factor in the majority of cases of hyperbilirubinemia. In addition, the investigators concluded that the CO-Stat enables clinicians to rule out excessive rates of hemolysis and thereby identify those babies who potentially may be discharged early because they are not likely to develop hyperbilirubinemia. In addition, the study also concluded that the preferred means of conducting pre-symptomatic jaundice monitoring is assessing bilirubin production and elimination concurrently. The CO-Stat assists clinicians to assess bilirubin production, but does not determine the level of bilirubin in the blood or bilirubin elimination.

   In addition, the University of Chicago is conducting a clinical study of approximately 600 babies to assess the cost-effectiveness and reliability of the CO-Stat as compared to the Coombs test.

Customers

   Our customers include neonatologists, physicians, audiologists, hospitals and government agencies. We have sold 2,570 ALGO screeners. Our ALGO products have been installed in approximately 40% of the approximately 4,000 hospitals with birthing facilities in the United States.

   Of our customers, which made purchases from us in 1999, 87% also made purchases from us in the first seven months of 2000. We sold disposable supplies to conduct approximately 1.2 million tests in 1999 and approximately 770,000 tests in the six months ended June 30, 2000. While the majority of our sales have been to customers in the United States, we have also sold ALGO screeners in 22 countries, including Austria, Australia, Belgium, Germany, Japan, New Zealand and the United Kingdom.

   In general, our customers initially buy ALGO screening equipment and a small supply of disposables and then increase the purchase of disposables over time for screening of high risk newborns. We intend to sell our existing ALGO products more extensively within our existing customer sites and sell new products, such as CO-Stat, as we expand our product offerings. We will also continue to pursue state and hospital system sales as appropriate. We have not yet begun to actively market our CO-Stat analyzer. In 1999 and the six months ended June 30, 2000, no single end customer comprised more than 10% of our net revenues.

Marketing and Sales

   Our ALGO products have been commercially available since 1985, and we began selling our MiniMuff products in 1995. We intend to begin marketing our CO-Stat products for commercial use in 2001. We intend to use similar methods to sell our CO-Stat products as we currently use to sell our ALGO products.

 Marketing

   Our marketing strategy is to attempt to distinguish our products by their level of sensitivity, specificity and reliability, ease of use and pre-discharge testing advantages. Our marketing staff consists of 13 persons. We attempt to educate customers and potential customers about our products through:

  . participation in physician group and health care agency conferences;

  . efforts by our clinical educators;

  . publications in professional journals;

  . our web site;

  . print and direct mail advertising;

  . participation in seminars; and

  . electronic mail notification to customers about new products.

   We believe that educational efforts directed at government agencies and other third party payors about the benefits of universal screening in terms of patient outcomes and long-term treatment costs are a key element of our marketing strategy.

 Direct Sales

   We have a direct sales force in the United States. As of June 30, 2000, our sales force consisted of 14 sales representatives, two of whom focus exclusively on state programs and national accounts, 12 clinical educators and two telesales representatives. Following each sale, our clinical educators visit the customer to provide training, ongoing customer and technical support and program development.

   In the United States, we sell our ALGO screeners and MiniMuffs to three groups of potential purchasers:

  . States. To reduce the cost of special education and state funded rehabilitation programs, many states have mandated universal newborn hearing screening through legislation or provided funding for screening at hospitals. Some of these states purchase hearing screening units directly from us and loan them to hospitals. New Mexico, Mississippi, Georgia, North Carolina and Oklahoma have each purchased ALGO products for hospital placement.

  . Hospitals. Hospitals often purchase hearing screeners from us directly, either in response to a state mandate requiring universal newborn hearing screening or in conjunction with a voluntary screening program.

  . Neonatologists, pediatricians and audiologists. Our sales force often identifies these professionals as the advocate of universal hearing screening programs within the hospital. We focus our sales efforts on these individuals who tend to be knowledgeable about the cost and treatment benefits of universal newborn hearing screening.

   Direct sales accounted for approximately 90% of our net revenues in 1999 and approximately 86% of our net revenues in the six months ended June 30, 2000.

 Indirect Sales

   In addition to our direct sales force, outside the United Sates we have historically relied heavily on indirect sales channels. Revenues from sales through distributors were approximately 10% of net revenues in 1999 and approximately 14% of net revenues in the six months ended June 30, 2000. Our distributors either assist our direct sales staff or are our sole sales and support representatives in their territories. We have established a network of distributors in Europe, Asia and Australia. Our distributors typically perform marketing, sales and technical support functions in their country or region. Each one may distribute directly to the customer, via other distributors or resellers or both. We actively train our distributors in both product and sales methods. Although we have previously relied exclusively on distributors in Japan, we have recently established a Japanese subsidiary and intend to commence direct sales in Japan in late 2001.

   In addition, approximately 90% of the hospitals in the United States are members of group purchasing organizations, which negotiate large volume purchase prices for member hospitals, group practices and other clinics. We have recently signed agreements with Novation and AmeriNet, Inc. and we intend to enter into similar agreements with other group purchasing organizations in the future. These group purchasing organizations are not required to continue to negotiate prices with us, and the members of these organizations are not required to purchase our products. Sales to members of Novation accounted for approximately 20.6% of our net revenues in the six months ended June 30, 2000. The members of these group purchasing organizations receive volume discounts and other special pricing considerations from us. Many of our existing customers are members of group purchasing organizations including Novation and AmeriNet.

 Customer Service and Support

   Our ALGO products are sold with a one-year warranty. We intend to make available a similar warranty for the CO-Stat analyzer for an additional fee. We also sell extended warranty agreements for our ALGO products. We provide service to our domestic customer base through our Cottonwood, California service center. This facility is equipped to perform full service, repair, and calibration services to customers on a warranty and fee basis. Service for our international customers is provided either by TriVirix International, Inc., our European contract manufacturer, Nippon Eurotec, our Japanese distributor, or our Cottonwood facility. We have certified TriVirix to perform all levels of service and repair on ALGO products.

Third Party Reimbursement

   In the United States, health care providers that purchase products like ours generally rely on third party payors, including private health insurance plans, federal Medicare, state Medicaid and managed care organizations, to reimburse all or part of the cost of the procedure in which the product is used. Our ability to commercialize our products successfully in the United States will depend, in part, on the extent to which reimbursement is available for screenings performed with the ALGO screening or CO-Stat analyzer. Third party payors can affect the pricing or the relative attractiveness of our products by regulating the maximum amount of reimbursement these payors, such as insurance companies or health maintenance organizations, provide for testing services.

   The current cost reduction orientation of third party payors makes it difficult for new medical screening and testing devices and tests performed with them to be eligible for reimbursement. Often, it is necessary to convince these payors that the new devices or procedures will establish an overall cost savings compared to the cost of those that are currently reimbursed or long-term treatment for the condition if the screening does not occur early. While we believe that our products possess economic advantages that will be attractive, third party payors may not make reimbursement decisions based upon these advantages. Third party payors are increasingly scrutinizing and challenging the prices charged for medical products and services. In addition, certain hospitals and physicians are moving toward a managed care system in which the hospital or physician contracts to provide comprehensive health care for a fixed cost per patient.

   Effective October 1, 1991, the United States' Health Care Finance Administration, or HCFA, adopted regulations that provide for the inclusion of capital related costs in the prospective payment system for hospital inpatient services. Under this system most hospitals are reimbursed by Medicare on a per diagnosis basis at fixed rates unrelated to actual costs incurred in making the diagnosis. Under this system of reimbursement, equipment costs generally are not reimbursed separately, but rather are included in a single, fixed rate per patient reimbursement for screening based on approved current procedural terminology codes. These regulations are being phased in over a ten year period. Recently enacted Medicare reform legislation required the HCFA to implement a prospective payment system for outpatient hospital services by 1999 as well. This system also provides for a per-patient fixed rate reimbursement for outpatient department capital costs. Although the full implications of these changes cannot be known, we believe that the regulations will place more pressure on hospitals' operating margins, causing them to limit capital expenditures. These regulations could cause hospitals to decide to defer purchasing equipment like our products as a result of limitations on their capital expenditures. The recent Medicare legislation also requires HCFA to adopt uniform coverage and administration policies for laboratory tests.

   In addition to traditional third party reimbursement, universal newborn hearing screening may be either paid for directly by the state or through private insurance coverage required by state legislation. Thirty-one states have passed legislation requiring newborns to be screened for hearing impairment prior to hospital discharge.

   In the United States, we have found the state to be the most appropriate level of government to implement universal newborn hearing screening. At the state level, the cost of newborn hearing screening can most directly be weighed against the much higher cost to the state of education and treatment programs required for the hearing impaired. A key element of our reimbursement strategy for the ALGO products has been to promote the adoption of universal newborn hearing screening legislation and equipment purchases at the state level.

   States typically implement universal newborn hearing screening in the following manners:

  . Voluntary. Hospitals are not required to provide universal newborn hearing screening, but the state supports programs with grants. The state may also purchase the equipment and disposables directly and provide them to hospitals.

  . Mandate with equipment purchase. The state has mandated universal newborn hearing screening, and the state purchases equipment and disposables for birthing facilities.

  . Mandate with state reimbursement. The state has mandated universal newborn hearing screening and reimburses hospitals on a per-test basis.

  . Mandate without state reimbursement. The state has mandated universal newborn hearing screening and requires third party reimbursement, usually as a part of the newborn birth process amount.

   We help our customers understand the applicable regulations in their state and provide them with copies of published public policies. We also provide hospitals with local references so that customers may learn more about reimbursement in their states.

   Reimbursement systems in international markets vary significantly by country and, within some countries, by region. Reimbursement approvals must be obtained on a country-by-country basis or a region-by-region basis. In addition, reimbursement systems in international markets may include both private and government sponsored insurance.

   There are currently no states that have passed legislation related to universal newborn hemolysis monitoring.

Manufacturing

   A significant portion of the components of our products are manufactured for us by other manufacturers. However, we perform final assembly, testing and packaging ourselves to control quality and manufacturing efficiency. In order to reduce costs and to add additional capacity, in the future we may move some labor intensive operations to less costly manufacturing locations or outsourcing processes. For example, we entered into an agreement with TriVirix in December 1998 for the manufacture of our ALGO Portable product.

   We use contract vendors to manufacture our disposable products, and we perform monthly quality audits of these vendors. We expect to hire additional personnel to assemble our CO-Stat products. We will also need to enhance our manufacturing operations to increase our capacity once we begin commercial sale of these products.

   We purchase materials and components from qualified suppliers that are subject to our stringent quality specifications and inspections by us. We conduct quality audits of our key suppliers, several of which are experienced in the supply of components to manufacturers of finished medical devices or disposables for use with these medical devices. Most of our purchased components are available from more than one supplier. For those components for which relatively few alternate supply sources exist, we are currently trying to locate additional suppliers that meet our quality standards as well as specific regulatory compliance standards.

   Currently, only one supply source exists for the adhesive used in our ALGO disposables and our MiniMuff product. The adhesive, called hydrogel, is manufactured by a supplier that also sells the product to a variety of other medical device manufacturers. We are in the process of identifying other sources of hydrogel for ongoing supply, but, in the meantime, our disposables manufacturer has scheduled long term delivery of hydrogel for our products in an amount that we believe will be sufficient to allow us time to locate and qualify a new supplier should our current supplier fail to fulfill our needs. Other formulations of hydrogel exist. However, if a new adhesive is incorporated into our products, then those products may require new regulatory clearance by the FDA, as well as by similar regulatory agencies outside the United States. In addition, we have used a single source to obtain electrochemical sensors for our CO-Stat analyzer. Other sources of supply exist for this component, but we could experience a delay in production of our CO-Stat analyzers if we were unable to obtain a sufficient quantity from our current vendor.

   Our manufacturing facility and service and repair facility are subject to periodic inspection by United States, state and foreign regulatory authorities. Our quality assurance system is subject to regulation of both the FDA and the State of California. We are required to conduct our product design, testing, manufacturing and control activities in conformance with the FDA's quality system regulations and to maintain our documentation of these activities in a prescribed manner. Our manufacturing and service and repair facilities are registered and/or licensed by the FDA and the California Department of Health Services, Food and Drug Branch. We have passed all quality system regulations inspections of our facilities conducted by the FDA and the State of California. In addition, our facility has received ISO 9001/EN46001 certification. ISO 9001/EN46001 certification standards for quality operations have been developed to ensure that companies know the standards of quality on a worldwide basis. We have also received the EC Certificate pursuant to the European Union Medical Device Directive 93/42/EEC, which allowed us to place a CE mark on our products after assembling appropriate documentation.

   We entered into a manufacturing agreement with TriVirix to serve as our European manufacturing, service and distribution center. We qualified TriVirix's Belfast, Northern Ireland facility to produce the ALGO Portable in April 1999. TriVirix is also an FDA registered manufacturing facility with a full quality system in place in accordance with the FDA's Quality System Regulation and ISO 9002. TriVirix currently supplies all of our ALGO Portable units.

Research and Development

   We believe that strong product development capabilities are essential to our strategy of enhancing our core technology and developing additional test applications for our current products.

 ALGO 3

   We are developing the ALGO 3, a new ALGO screener, which will incorporate software designed to increase ease of use. In addition, we believe the added features will enable the ALGO 3 to generate greater accuracy to further reduce the percentage of false negatives. We expect to begin clinical trials of the ALGO 3 in the fourth quarter of 2000. We cannot market the ALGO 3 without FDA clearance, and we intend to request FDA clearance upon completion of the clinical trials.

 Expanded Indications for CO-Stat

   We believe our CO-Stat analyzer may have additional applications for testing of other diseases and common conditions. For example, we believe the CO-Stat may be used to detect pregnancy induced hypertension in its early stages. Exhaled carbon monoxide may be a clinical indicator for disorders such as sudden infant death syndrome, pneumonia, asthma and blood disorders. However, there are no current commercial uses for our CO-Stat analyzer in diagnosing or monitoring these conditions and we cannot be sure we will ever market a device to monitor or screen for these or any other disorders.

   Our research and development expenses were $1.6 million in 1997, $2.7 million in 1998, $2.5 million in 1999 and $1.6 million in the six months ended June 30, 2000. As of June 30, 2000, we had 16 people engaged in research and development activities.

Proprietary Rights

   Our products rely on our internally developed intellectual property and other proprietary rights. We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our intellectual property and other proprietary rights. However, we believe that these measures afford only limited protection. We have eight United States patents, five patent applications pending before the United States Patent and Trademark Office and seven patent applications pending before foreign governmental bodies of which one European patent office application has been allowed and will be registered in nine European countries. Our ALGO screeners and CO-Stat analyzers use our proprietary software to produce their results, which we license under shrink wrap licenses that are included as part of the product packaging. Shrink wrap licenses are not negotiated with or signed by individual customers and purport to take effect upon the opening of the product package or use of the screening equipment. We also generally enter into confidentiality agreements with our employees and technical consultants. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or improperly obtain and use information that we regard as proprietary. Monitoring unauthorized use of our products is difficult and we are unable to determine the extent to which unauthorized use of our products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. Our means of protecting our proprietary rights may be inadequate and enforcing our intellectual property rights could be costly and time consuming and may divert our management's attention and resources. Enforcing our intellectual property rights could also result in the loss of intellectual property rights.

   We are not aware that our products employ technologies that infringe any valid proprietary rights of third parties and no assertions of infringement have been made by any third parties. However, the medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. As the number of entrants into our market increases, the possibility of an infringement claim against us grows. While we attempt to ensure that our products do not infringe other parties' patents and proprietary rights, our competitors may assert that our products and the methods we employ now or in the future may be covered by U.S. patents held by these competitors. In addition, our competitors may assert that the products and the methods we employ now or in the future infringe their other proprietary rights. Any infringement claims, with or without merit, could be time consuming to defend or result in costly litigation or damage awards. Any claim could divert management's attention and resources or cause a significant disruption in our revenues while we redesign products if we are found to infringe. A claim also could cause product shipment delays or cessation or require us to enter into royalty or licensing agreements. These royalty or licensing agreements may not be available on terms acceptable to us, if at all.

Competition

   We compete in intensely competitive and rapidly evolving markets. We face competition primarily from medical device companies that manufacture hearing screening products, testing products for determining bilirubin levels based on skin color and chemicals used to conduct the Coombs test or blood-based bilirubin monitoring tests. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

   Companies offering competitive products vary in scope and breadth. With respect to our hearing impairment screening products, our competitors include:

  . ETYMOTIC Research, Kedly, Inc., Nicolet Biomedical/Grason-Stadler, Inc.,
    Madsen Electronics, Otodynamics, Ltd., Starkey Laboratories, Inc. and Welch Allyn, Inc., which sell OAE products;

  . Bio-Logic Systems, Intelligent Hearing Systems and Sonamed Corp., which sell enhanced ABR and OAE products; and

  . SLE Ltd., which sells ABR products.

   With respect to our CO-Stat products, our competitors include:

  . Johnson & Johnson and Roche, which sell laboratory equipment and chemicals used to conduct the Coombs test or to measure bilirubin levels in the blood; and

  . Chromatics Color Sciences, Minolta and SpectRx, which sell equipment to measure the yellowness of the skin.

   We believe the principal factors that will draw clinicians and other buyers to a newborn testing product, including hearing testing and hemolysis monitoring products, include:

  . the level of specificity, sensitivity and reliability of the product;

  . the time required to run tests with the product;

  . the relative ease of use of the product;

  . the depth and breadth of the product's features;

  . the quality of customer support for the product;

  . the frequency of product updates;

  . the extent to which third party reimbursement for the purchase of the product or the screening is available;

  . the extent to which the products conform to standards of care guidelines;
    and

  . the price of the product.

   We believe that we compete favorably on these factors. However, we expect competition in the newborn screening to increase significantly as new companies enter the market and current competitors expand their product lines and services. Many of these potential competitors are likely to enjoy substantial competitive advantages, including greater resources that can be devoted to the development, promotion and sale of their products. In addition, these potential competitors may have more established sales channels, greater product development experience or greater name recognition.

Government Regulation

 FDA's Premarket Clearance and Approval Requirements

   Unless an exemption applies, the FDA must either clear or approve in advance each medical device that we wish to market in the United States, pursuant to the Federal Food, Drug, and Cosmetic Act of 1938, as amended. Unless an exemption applies, each medical device that we wish to market in the United States must receive in advance from the FDA either:

  . clearance pursuant to Section 510(k) of the Food, Drug, and Cosmetics
    Act; or

  . premarket approval pursuant to Section 515 of the Food, Drug, and Cosmetics Act, if the FDA has determined that the medical device in question poses a greater risk of injury.

   The FDA's 510(k) clearance process usually takes from four to 12 months, but can take longer. The process of obtaining premarket approval is much more costly, uncertain and may take from one to three years or even longer. We cannot be sure that 510(k) clearance or premarket approval will be obtained for products we propose to market.

   The FDA decides whether a device must undergo either the 510(k) clearance or premarket approval process based upon statutory criteria. These criteria include the level of risk that the agency perceives to be associated with the device and a determination of whether the product is a type of device that is substantially equivalent to devices that are already legally marketed. The FDA places devices deemed to pose relatively less risk in either class I or class II, which requires the manufacturer to submit a premarket notification requesting 510(k) clearance, unless an exemption applies. The premarket notification must demonstrate that the proposed device is substantially equivalent in intended use and in safety and effectiveness to an existing legally marketed device that is either in class I, class II, preamendment class III device or any of those for which the FDA has not yet called for submission of a premarket approval. The FDA has classified our ALGO and CO-Stat products as class II devices.

   After a device receives 510(k) clearance, any modification made to the device requires the manufacturer to determine whether the modification could significantly affect its safety or effectiveness. If it does not, the manufacturer's decision must be documented. If the modification could significantly affect the device's safety and effectiveness, then the modification requires at least a new 510(k) clearance or, in rare instances, could require a premarket approval. The FDA requires each manufacturer to make this determination, but the FDA can review any manufacturer's decision. If the FDA disagrees with a manufacturer's decision, the agency may retroactively require the manufacturer to seek 510(k) clearance or premarket approval. The FDA also can require the manufacturer to cease marketing the modified device or recall the modified device or both until 510(k) clearance or premarket approval is obtained.

   The FDA places devices deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed to be not substantially equivalent to a predicate device, in class III. The FDA requires these devices to undergo the premarket approval process in which the manufacturer must prove the safety and effectiveness of the device to the FDA's satisfaction. A premarket approval application must provide extensive pre-clinical and clinical trial data and also information about the device and its components regarding, among other things, device design, manufacturing and labeling. After any premarket approval, a new premarket approval or premarket approval Supplement may be required in the event of significant modifications to the device, its labeling or its manufacturing process.

   The FDA may require results of clinical trials in support of a 510(k) submission and generally requires clinical trial results for a premarket approval application. In order to conduct a clinical trial, the FDA requires manufacturers to apply for and obtain in advance an investigational device exemption, or IDE. An IDE approval provides for a specified clinical protocol, including the number of patients and study sites. If the FDA deems the product a nonsignificant risk device, the product will be eligible for more abbreviated IDE requirements. The IDE application must be supported by appropriate data, such as animal and laboratory testing results. If the FDA and the Institutional Review Boards at the clinical trial sites approve the IDE application, the manufacturer may begin the clinical trial.

   The following chart shows the regulatory status of the products we currently sell:

                        FDA                   Japanese Clearance Australia and
  Natus Product   510(k) Clearance CE Marking      (Shonin)       New Zealand

  ALGO Portable    June 1998       July 1999    Pending            Pending
  ALGO 2e Color    December 1998   July 1999    September 1997     June 2000
  CO-Stat          March 1998      July 1999    Pending            Pending
  MiniMuff         February 1995   N/A          Pending            June 2000

--------------------------------------------------------------------------------

 Pervasive and Continuing FDA Regulation

   Numerous FDA regulatory requirements apply to our marketed devices. These requirements include:

  . the FDA's quality system regulation which requires manufacturers to create, implement and follow numerous elaborate design, testing, control, documentation and other quality assurance procedures;

  . medical device reporting regulations, which require that manufacturers report to the FDA certain types of adverse and other events involving their products; and

  . the FDA's general prohibition against promoting products for unapproved uses.

   Class II devices may also be subject to special controls applied to them, such as performance standards, post-market surveillance, patient registries and FDA guidelines that may not apply to class I devices. We could be required to change our compliance activities if the FDA changes its existing regulations or adopts new requirements.

   We are subject to inspection and market surveillance by the FDA to determine compliance with regulatory requirements. If the FDA finds that we have failed to adequately comply, the agency can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

  . fines, injunctions and civil penalties;

  . recall or seizure of our products;

  . the issuance of public notices or warnings;

  . the imposition of operating restrictions, partial suspension or total shutdown of production;

  . the refusal of our requests for 510(k) clearance or premarket approval of new products;

  . the withdrawal of 510(k) clearance or premarket approval already granted;
    and

  . criminal prosecution.

   The FDA also has the authority to require repair, replacement or refund of the cost of any medical device manufactured or distributed by us. Our failure to comply with applicable requirements could lead to an enforcement action that may have an adverse effect on our financial condition and results of operations.

 Other United States Regulations

   We also must comply with numerous additional federal, state and local laws relating to matters such as safe working conditions, manufacturing practices, environmental protection, biohazards, fire hazard control and hazardous substance disposal. We cannot be sure that we will not be required to incur significant costs to comply with these laws and regulations in the future or that these laws or regulations will not hurt our business and results of operations. Unanticipated changes in existing regulatory requirements or adoption of new requirements could hurt our business, results of operations and financial condition.

 Foreign Regulation

   Our products are also regulated outside the United States as medical devices by foreign governmental agencies, similar to the FDA, and are subject to regulatory requirements, similar to the FDA's, in the foreign countries in which we plan to sell our products. Our ALGO products carry a CE Mark for sale in Europe and our ALGO 2E Color carries a TGA approval for sale in Australia. Our facility has been audited and certified to be ISO9001/EN46001 compliant, which allows us to sell our products in Europe. Our facility is subject to CE Mark and ISO 9001 inspection by TUV Rheinland. We plan to seek approval to sell our products in additional countries. The time and cost required to obtain market authorization from other countries and the requirements for licensing a product in another country may differ significantly from FDA requirements.

Employees

   As of June 30, 2000, we had 101 full time employees, including 16 in research and development and related customer support services, 38 in sales, 13 in marketing and 34 in manufacturing, finance and administration. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

   Our principal offices are located in a leased 26,000 square foot facility in San Carlos, California and house substantially all of our manufacturing, research and development and related customer support services employees, as well as all marketing, administration and finance employees. Our lease on the San Carlos facility expires in December 2003. In addition, we lease a 1,500 square foot service and support center in Cottonwood, California, and our lease for this center expires in December 2001. We expect that our current leased facilities will be sufficient for our needs over the next 12 months, except that we intend to lease a small facility in Tokyo, Japan to support our Asian sales efforts.

Legal Proceedings

   We are not currently a party to any material legal proceeding, nor are we aware of any material threatened actions.

                                   MANAGEMENT

Executive Officers and Directors

   The following table shows specific information about our executive officers and directors as of June 30, 2000:

              Name               Age                 Position(s)
 ------------------------------- --- ------------------------------------------
 Tim C. Johnson.................  43 Chief Executive Officer, President, Chief
                                      Operating Officer, Secretary and Director

 William New, Jr., M.D, Ph.D. ..  58 Chairman, Chief Technology Officer and
                                      Director

 William H. Lawrenson...........  52 Vice President, Finance, Chief Financial
                                      Officer and Assistant Secretary

 Terese M. Baker................  41 Vice President, Marketing

 Lucille A. Ferus...............  43 Vice President, Engineering

 Bryan P. Flaherty, Ph.D. ......  36 Vice President, Research and Development

 Thomas Waugh...................  55 Vice President, Operations

 James J. Bochnowski............  57 Director

 William M. Moore...............  51 Director

 David Nierenberg...............  47 Director

   Tim C. Johnson has served as our chief executive officer since July 1999, as our president since March 1996, as our chief operating officer since October 1995 and as our secretary since April 1992. Mr. Johnson also was our controller from July 1990 to June 1991 and served as director of finance and administration from July 1991 to March 1992. In April 1992 Mr. Johnson was named vice president of finance and chief financial officer and served in that capacity until December 1997. Prior to joining our company, Mr. Johnson served in various capacities at Cray Research, Inc. and was previously an auditor with Coopers & Lybrand. Mr. Johnson holds a Bachelor of Science degree in Accounting from the University of Minnesota and a Masters of Business Administration degree from Stanford University.

   William New, Jr., M.D., Ph.D., one of our co-founders, has served as our chairman, chief technology officer and director since 1987. Dr. New also served as our chief executive officer from 1992 to July 1999. Dr. New served as a member of the clinical anesthesia faculty at Stanford University Medical Center from 1975 to August 2000. Dr. New served as the chairman of the Board of Visitors of the Duke University Medical Center from 1994 to 1998. Dr. New was a co-founder and the chairman of Nellcor Incorporated. Dr. New holds a Bachelor of Science degree and a Masters of Science degree in Engineering from Stanford University, a Doctor of Medicine degree from Duke University and a Doctorate degree in Physiology from the University of California at Los Angeles.

   William H. Lawrenson has served as our vice president of finance and chief financial officer since December 1997. Mr. Lawrenson also has served as our assistant secretary since July 2000. Since July 1998, Mr. Lawrenson has also served as president of Saratoga Knowledge Systems, Inc., which he and his wife own. Mr. Lawrenson served as a consultant to IDG Interactive Services, Inc., a wholly owned subsidiary of International Data Group, Inc., a publishing company, from September 1996 to December 1997. From September 1995 to September 1996, Mr. Lawrenson was a vice president and chief operating officer of IDG Interactive Services. From December 1984 to March 1995, Mr. Lawrenson served in various capacities at Dialog Information Services, Inc., an information services company, the most recent of which was as vice president of business development, and he also served as vice president of finance and administration. Mr. Lawrenson is a certified public accountant and a South African chartered accountant. Mr. Lawrenson was educated at the University of Port Elizabeth, South Africa.

   Terese M. Baker has served as our vice president of marketing since January 1998. From April 1996 to January 1998, Ms. Baker served as a director of marketing. Prior to joining our company, Ms. Baker served as director of marketing at River Medical Inc., subsequently acquired by ALARIS Medical Systems, Inc. from May 1993 to October 1995. Ms. Baker served as a director of marketing at Sulzer Calcitek, Inc. from March 1989 to April 1993. From March 1982 to March 1989, Ms. Baker held several management positions in the McGaw division of American Hospital Supply. Ms. Baker holds a Bachelor of Arts degree in Economics from the University of California at Irvine and a Masters of Business Administration degree from Pepperdine University.

   Lucille A. Ferus has served as our vice president of engineering since December 1997. Ms. Ferus served as our director of software operations from October 1996 to December 1997. From May 1991 to October 1996, Ms. Ferus served as an engineering manager at Ventritex Corporation, a medical device company. Ms. Ferus was a software engineer at Nellcor from June 1986 to April 1991. From April 1983 to May 1986, Ms. Ferus served as a computer science engineer at Thoratec Laboratories Corporations, a medical device company. Ms. Ferus served as design engineer at Picker/Cambridge Medical from February 1981 to April 1983 and as a project engineer at the Howmedica division or Pfizer, Inc. from January 1979 to February 1981. Ms. Ferus holds a Bachelor of Science degree in Electrical Engineering and a Master of Science degree in Bioengineering from Fairleigh Dickenson University.

   Bryan P. Flaherty, Ph.D. has served as our vice president of research and development since February 2000. Dr. Flaherty was our director of research and development from July 1998 to February 2000. Dr. Flaherty served as our manager of advanced product engineering from November 1996 to July 1998. From June 1994 to November 1996, Dr. Flaherty served as a senior development engineer of Vital Insite, Inc., a medical monitoring technology company. From September 1993 to June 1994, Dr. Flaherty served as a consultant at Failure Analysis Associates, an engineering consulting company. From September 1992 to September 1993, Dr. Flaherty served as a staff engineer at Rush Medical College, and from September 1989 to September 1992, he served as a staff engineer at Hines VA Rehabilitation Research and Development Center. Dr. Flaherty holds a Bachelor of Science degree in Mechanical Engineering from the University of California at Davis and Master of Science and Doctorate degrees in Bioengineering from the University of Illinois, Chicago.

   Thomas Waugh has served as our vice president of operations since January 2000. Prior to joining our company, Mr. Waugh was vice president of operations of Surface/Interface, Inc., a semiconductor equipment manufacturer from September 1999 to January 2000. From April, 1999 to September 1999, Mr. Waugh worked as an independent consultant. From January 1998 to April 1999, Mr. Waugh served as vice president of manufacturing of VidaMed, Inc., a medical device company. From May 1997 to January 1998, Mr. Waugh served as vice president of operations of ChemTrak, Inc., a medical diagnostics company, and from November 1996 to May 1997, he served as consultant to Tissue Technologies, Inc., a medical laser company. From February 1992 to November 1996, Mr. Waugh served as vice president of operations at American Dental Technologies, Inc. Mr. Waugh holds a Bachelor of Science degree in Electrical Engineering from the University of Colorado, Boulder and a Masters of Science degree in Electrical Engineering from Stanford University.

   James J. Bochnowski has served as a director of our company since August 1991. From 1988 to present, Mr. Bochnowski has been a general partner of Delphi Ventures, a venture capital firm, which he co-founded. Mr. Bochnowski has served as a director of Applied Molecular Evolution, Inc. from 1997 to the present. Mr. Bochnowski holds a Bachelor of Science degree in Aerospace Engineering from the Massachusetts Institute of Technology and a Masters of Business Administration degree from Harvard University.

   David Nierenberg has served as a director of our company since August 1991. From January 1996 to present, Mr. Nierenberg has been the president of Nierenberg Investment Management Company, Inc., which manages the D3 Family Fund, a private investment partnership. From November 1986 to date, Mr. Nierenberg has been a general partner of six venture funds associated with Trinity Ventures, a venture capital firm. Mr. Nierenberg also sits on the board of Mexican Restaurants, Inc., formerly Casa Ole Restaurants, Inc., an operator and franchiser of restaurants. Mr. Nierenberg holds a Bachelor of Arts degree in History from Yale College and a Doctor of Jurisprudence degree from Yale Law School.

   William M. Moore has served as a director of our company since inception and is one of our co-founders. From April 1989 to May 1992, Mr. Moore served as our chief executive officer. Mr. Moore has served as chief executive officer of MetaSensors, Inc. a medical device company, from February 1997 to present. From June 1992 to January 1997, Mr. Moore was a general partner of Alpine Partners, a venture capital firm. Mr. Moore holds a Bachelor of Science degree in Business from the University of Utah.

   Our board of directors currently consists of five members, each of whom is currently subject to election at our annual meeting of stockholders. Upon the closing of this offering, our board of directors will be able to change the number of our directors without the approval of our stockholders. At the time of the closing of this offering, our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Mr. Bochnowski will be in the class of directors whose initial term expires at the 2001 annual meeting of stockholders. Messrs. Moore and New will be in the class of directors whose initial term expires at the 2002 annual meeting of the stockholders. Messrs. Johnson and Nierenberg will be in the class of directors whose initial term expires at the 2003 annual meeting of stockholders.

   Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees.

Director Compensation

   We do not currently pay our directors any cash compensation for their service as members of our board of directors, except for reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings. Under our 1991 stock option plan and our 2000 stock option plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors. After this offering is completed, nonemployee directors will receive stock options pursuant to the automatic option grant program in effect under the 2000 director option plan. See "-- Incentive Stock Plans" for more information about the automatic grant program.

Board of Directors Committees

   We have established an audit committee and a compensation committee. Messrs. Bochnowski, Moore and Nierenberg are members of both the audit and the compensation committees.

   The audit committee:

  . reviews our internal accounting procedures; and

  . consults with and reviews the services provided by our independent auditors.

   The compensation committee:

  . reviews and recommends to the board of directors the compensation and benefits for all of our officers; and

  . establishes and reviews general policies relating to compensation and benefits of our other employees.

Compensation Committee Interlocks and Insider Participation

   Our board of directors established its compensation committee in September 1991. Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

Executive Compensation

   The following table sets forth the compensation earned including salary, bonuses, commissions, stock options and other compensation during the fiscal year ended December 31, 1999 by Tim C. Johnson, our chief executive officer, and our four next most highly compensated executive officers, each of whose total annual compensation exceeded $100,000 in 1999. We refer to these officers as our named executive officers elsewhere in this prospectus.

                           Summary Compensation Table

                                          Annual       Long-term
                                       Compensation   Compensation
                                     ---------------- ------------
                                                       Securities
                                                       Underlying   All Other
        Name and Position(s)          Salary   Bonus    Options    Compensation
------------------------------------ -------- ------- ------------ ------------
Tim C. Johnson...................... $227,558 $   --     14,000       $1,038
 Chief Executive Officer, President,
 Chief Operating Officer, Secretary
 and Director

William New, Jr., M.D., Ph.D. ......  167,192     --        --         5,015
 Chairman, Chief Technology Officer
  and Director

William H. Lawrenson................  144,068     --     26,200          736
 Vice President, Finance and Chief
  Financial Officer

Lucille A. Ferus....................  145,382     --      5,200          766
 Vice President, Engineering

June Fallon(1)......................  135,000  39,504     2,000          796
 Vice President, Sales

---------------------
(1) Ms. Fallon resigned as our Vice President of Sales in January 2000. The amount in the column titled "Bonus" for Ms. Fallon represents sales commissions.

   The amounts in the column titled "All Other Compensation" represent premiums for life insurance paid by us for Messrs. Johnson, New and Lawrenson and Ms. Ferus and Ms. Fallon. The amount for Dr. New includes health insurance premiums for Dr. New's family.

   The following summarizes stock options granted to each named executive officer during the year ended December 31, 1999. For grants to the named executive officers in 2000, see "Related Party Transactions--Option Grants to Directors and Executive Officers." All of the options were granted under our 1991 stock option plan. Options under the 1991 stock option plan generally vest ratably monthly over four years.

                       Option Grants in Last Fiscal Year

                                     Individual Grants
                         ------------------------------------------
                                                                      Potential
                                                                     Realizable
                                                                        Value
                                                                     at Assumed
                                                                    Annual Rates
                                                                      of Stock
                                    Percent of                          Price
                         Number of    Total                         Appreciation
                         Securities  Options                         for Option
                         Underlying Granted to Exercise                 Term
                          Options   Employees  Price per Expiration -------------
          Name            Granted   in 1999(1) Share(2)     Date      5%    10%
------------------------ ---------- ---------- --------- ---------- ------ ------
Tim C. Johnson..........   14,000      10.3%     $2.25    07/06/09  $      $
William New, Jr., M.D.,
 Ph.D. .................      --        --         --          --
William H. Lawrenson....   20,000      14.7       2.25    05/05/09
                            6,200       4.6       2.25    07/06/09
Lucille A. Ferus........    5,200       3.8       2.25    07/06/09
June Fallon.............    2,000       1.5       2.25    07/06/09

-------------------------
(1) The percents above are based on an aggregate of 135,600 shares subject to options we granted to employees and consultants in the year ended December 31, 1999.

(2) The exercise price per share of each option was equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable values assume that the initial
     public offering price of $    per share was the fair market value of the
     common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten-year option term of the annual rates specified. There is no assurance provided to any holder of our securities that the actual stock price appreciation over the 10 year option term will be at the assumed 5% and 10% levels or at any other defined level.

   The following table provides information concerning exercises of options by our named executive officers and the number and value of exercisable and unexercisable options held by the named executive officers as of December 31, 1999.

  Aggregate Option Exercises in Last Fiscal Year and Option Values at December
                                    31, 1999

                                                   Number of Securities
                                                  Underlying Unexercised     Value of Unexercised
                                                        Options at          In-the-Money Options at
                           Shares                    December 31, 1999       December 31, 1999(2)
                         Acquired on    Value    ------------------------- -------------------------
          Name            Exercise   Realized(1) Exercisable Unexercisable Exercisable Unexercisable
------------------------ ----------- ----------- ----------- ------------- ----------- -------------
Tim C. Johnson..........   23,111       $          170,181      88,710         $           $
William New, Jr., M.D.,
 Ph.D. .................      --          --       130,000         --                        --
William H. Lawrenson....      --          --        27,669      48,531
Lucille A. Ferus........      --          --        26,523      36,426
June Fallon.............      --          --        12,124      29,876

-----------------------
(1)  Assumes that the fair market value at the time of exercise was equal to
     the assumed initial public offering price of $      per share.

(2) The value of unexercised in-the-money options held at December 31, 1999 represents the total gain which an option holder would realize if he or she exercised all of the in-the-money options held at December 31, 1999, and is determined by multiplying the number of shares of common stock underlying the options by the difference between an assumed initial public
     offering price of $      per share and the per share option exercise
     price. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

Employment Agreements and Change in Control Arrangements

   We do not have any employment, noncompete or change in control arrangements or agreements with our current officers that are in effect as of the date of this prospectus. For a description of arrangements with our former officers, directors and five percent stockholders, see "Relationships and Related Party Transactions."

Stock Plans

 1991 Stock Option Plan

   Our 1991 stock option plan was adopted by our board of directors in July 1991 and approved by our stockholders in August 1991. It was amended most recently in May 2000. A total of 2,393,482 shares of common stock have been reserved for issuance under our 1991 stock option plan and, after the effective date of this offering, we do not intend to grant additional options under the 1991 stock option plan. In July 2000, our board of directors approved the termination of the 1991 stock option plan as to future grants, effective upon the closing of this offering. However, options outstanding under the 1991 stock option plan will continue and will be governed by the terms of the 1991 stock option plan.

   The 1991 stock option plan provided for grants of incentive stock options to our employees, including officers and employee directors, and nonstatutory stock options to our consultants including nonemployee directors. The purposes of our 1991 stock option plan were to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants to our company and to promote the success of our business. At the request of the board of directors, the compensation committee administers our 1991 stock option plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability of the options.

   The term of the options granted under the 1991 stock option plan is set forth in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 1991 stock option plan vest and become exercisable as set forth in each option agreement.

   With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value of our common stock on the grant date.

   No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000.

   If, within four years after the effective date of this offering, we merge with or into another corporation or sell all or substantially all of our assets and our stockholders before the transaction hold less than 50% of the stock of the corporation surviving such a transaction immediately after the transaction, the surviving corporation may assume the options outstanding under our 1991 stock option plan or substitute equivalent options for those options outstanding. If an optionee's status as an employee is terminated within 12 months after such a transaction other than voluntarily or for cause, that employee's options will accelerate and become fully exercisable. If the optionee's options are not substituted for or assumed by the successor corporation, the options will accelerate and become fully exercisable prior to the closing of the transaction. In the event a transaction like those described above occurs more than four years after the effective date of this offering, the administrator of our 1991 stock option plan has discretion to provide for any of the following:

  . the assumption of options or substitution of equivalent options;

  . the acceleration of exercisability of options after an assumption or substitution if an optionee's status as an employee is terminated other than voluntarily or for cause within 12 months of the change in control;

  . the termination of the 1991 stock option plan and exercise of options to the extent already vested; and

  .  the acceleration of any portion or all of the outstanding options.

   Notwithstanding these provisions, until we have 800 record holders of our common stock as of the record date for our annual meeting of stockholders, each option under the 1991 stock option plan will be substituted for or assumed by the successor corporation in the event of a change in control. Should the surviving corporation refuse to assume or substitute for outstanding options, the options will terminate on the closing of the change in control transaction.

   As of June 30, 2000, we had issued 750,729 shares of common stock upon the exercise of options granted under our 1991 stock option plan, we had outstanding options to purchase 1,326,123 shares of common stock at a weighted average exercise price of $1.09 per share and 316,514 shares remained available for future option grants under our 1991 stock option plan until the closing of this offering.

 2000 Stock Option Plan

   Our 2000 stock option plan was adopted by our board of directors and approved by our stockholders in July 2000. A total of 1,500,000 shares of common stock have been reserved for issuance under our 2000 stock option plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year, commencing January 1, 2002, in an amount equal to the lesser of:

  .  1,500,000 shares of common stock;

  . 7% of our outstanding shares of common stock on the last day of the prior fiscal year; or

  .  an amount determined by our board of directors.

   As a result of these annual increases, a maximum of 13,500,000 additional shares of common stock could be issued over the ten year life of the 2000 stock option plan.

   The 2000 stock option plan provides for grants of incentive stock options to our employees including officers and employee directors and nonstatutory stock options to our consultants including nonemployee directors. The purposes of our 2000 stock option plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to our employees and consultants to our company and to promote the success of our business. At the request of the board of directors, the compensation committee administers our 2000 stock option plan and determines the optionees and the terms of options granted, including the exercise price, number of shares subject to the option and the exercisability thereof.

   The term of the options granted under the 2000 stock option plan is set forth in the option agreement. However, the term of an incentive stock option may not exceed ten years and, in the case of an option granted to an optionee who owns more than 10% of our outstanding stock at the time of grant, the term of an option may not exceed five years. Options granted under the 2000 stock option plan vest and become exercisable as set forth in each option agreement.

   With respect to any optionee who owns more than 10% of our outstanding stock, the exercise price of any stock option granted must be at least 110% of the fair market value of our common stock on the grant date.

   No incentive stock options may be granted to an optionee, which, when combined with all other incentive stock options becoming exercisable in any calendar year that are held by that person, would have an aggregate fair market value in excess of $100,000. In any fiscal year, we may not grant any employee options to purchase more than 1,000,000 shares or 1,500,000 shares in the case of an employee's initial employment.

   The 2000 stock option plan will terminate in July 2010, unless our board of directors terminates it sooner.

   If, within four years after the effective date of this offering, we merge with or into another corporation or sell all or substantially all of our assets and our stockholders before the transaction hold less than 50% of the stock of the corporation surviving such a transaction immediately after the transaction, the surviving corporation may assume the options outstanding under our 2000 stock option plan or substitute equivalent options for those options outstanding. If an optionee's status as an employee is terminated other than voluntarily or for cause within 12 months after the transaction, that employee's options will accelerate and become fully exercisable. If the optionee's options are not substituted for or assumed by the successor corporation, the options will accelerate and become fully exercisable prior to the closing of the transaction. In the event a transaction like those described above occurs more than four years after the effective date of this offering, the administrator of our 2000 stock option plan has discretion to provide for any of the following:

  . the assumption of options or substitution of equivalent options;

  . the acceleration of exercisability of options after an assumption or substitution if an optionee's status as an employee is terminated other than voluntarily or for cause within 12 months of the change in control;

  . the termination the 2000 stock option plan and exercise of options to the extent already vested; and

  . the acceleration of any portion or all of the outstanding options.

   Notwithstanding these provisions, until we have 800 record holders of our common stock as of the record date for our annual meeting of stockholders, each option under the 2000 stock option plan will be substituted for or assumed by the successor corporation in the event of a change in control. Should the surviving corporation refuse to assume or substitute for outstanding options, the options will terminate on the closing of the change in control transaction.

   As of June 30, 2000, we had neither granted any options nor issued any shares of common stock upon the exercise of options granted under our 2000 stock option plan, and 1,500,000 shares remain available for future option grants under our 2000 stock option plan.

 2000 Employee Stock Purchase Plan

   Our 2000 employee stock purchase plan was adopted by our board of directors and our stockholders in July 2000 and will become effective upon the closing of this offering. We have reserved a total of 1,000,000 shares of common stock for issuance under the 2000 employee stock purchase plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year commencing January 1, 2002 in an amount equal to the lesser of:

  . 650,000 shares of common stock;

  . 4% of our outstanding common stock on the last day of the prior fiscal year; or

  . an amount determined by our board of directors.

   As a result of these annual increases, a maximum of 5,850,000 additional shares of common stock could be sold over the ten year life of the employee stock purchase plan.

   Our employee stock purchase plan is administered by the board of directors and is intended to qualify under Section 423 of the Internal Revenue Code. Our employees, including our officers and employee directors but excluding our 5% or greater stockholders, are eligible to participate if they are customarily employed for at least 30 hours per week and for more than five months in any calendar year. With respect to the initial offering period, each of our employees as of the effective date of the offering will be automatically enrolled in the plan with the maximum deduction. Our employees will be permitted to reduce or terminate participation in the employee stock purchase plan after this offering has closed and we have filed a registration statement related to the employee stock purchase plan. Our 2000 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed the lesser of 15% of an employee's cash compensation, defined as Form W-2 compensation plus contributions to our 401(k) plan or $25,000 per annum.

   Our 2000 employee stock purchase plan will be implemented in a series of overlapping 24 month offering periods, and each offering period consists of four six month purchase periods. The initial offering period under our employee stock purchase plan will begin on the effective date of this offering, and the subsequent offering periods will begin on the first trading day on or after May 1 and November 1 of each year. Each participant will be granted an option on the first day of the offering period and the option will be automatically exercised on the date six months later, the end of a purchase period, throughout the offering period. If the fair market value of our common stock on any purchase date is lower than the fair market value of our common stock on the start date of that offering period, then all participants in that offering period will be automatically withdrawn from that offering period and re-enrolled in the immediately following offering period. The purchase price of our common stock under our 2000 employee stock purchase plan will be 85% of the lesser of the fair market value per share on the start date of the offering period or at the end of the purchase period. Employees may end their participation in an offering period at any time, and their participation ends automatically on termination of employment with our company.

   Our 2000 employee stock purchase plan will terminate in July 2010, unless our board of directors terminates it sooner.

 2000 Director Option Plan

   Our 2000 director option plan was adopted by our board of directors and our stockholders in July 2000 and will become effective upon the effective date of this offering. We have reserved a total of 400,000 shares of common stock for issuance under the 2000 director option plan, together with an annual increase in the number of shares of common stock reserved under the plan beginning on the first day of our fiscal year commencing January 1, 2002 equal to the lesser of:

  . 100,000 shares of common stock;

  . one-half of one percent of the outstanding shares of our common stock on the last day of the prior fiscal year; or

  . an amount determined by the board of directors.

   As a result of these annual increases, a maximum of 900,000 additional shares of common stock could be issued over the ten year life of the 2000 director option plan.

   The option grants under the 2000 director option plan are automatic and nondiscretionary, and the exercise price of the options is 100% of the fair market value of our common stock on the grant date.

   Nonemployee directors are eligible for grants under our 2000 director option plan. The 2000 director option plan provides for an initial grant to a new nonemployee director of an option to purchase 30,000 shares of common stock. Subsequent to the initial grants, each nonemployee director will be granted an option to purchase 10,000 shares of common stock at the next meeting of the board of directors following the annual meeting of stockholders, if on the date of the annual meeting, the director has served on the board of directors for six months.

   The term of the options granted under the 2000 director option plan is ten years, but the options expire three months following the termination of the optionee's status as a director or twelve months if the termination is due to death or disability. The initial 30,000 share grants will become exercisable at a rate of 1/36th of the shares per month. The subsequent 10,000 share grants will become exercisable at the rate of 1/12th of the shares per month.

   The 2000 director option plan will terminate in July 2010, unless our board of directors terminates it sooner.

401(k) Plan

   In March 1992, we adopted a retirement savings and investment plan, the 401(k) plan, covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings on those contributions are not taxable to the employees until withdrawn. If our 401(k) plan qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be deductible by us when made. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,500 in 2000 and to have those funds contributed to the 401(k) plan. The 401(k) plan permits us, but does not require us, to make additional matching contributions on behalf of all participants. Beginning January 1, 2000, we commenced matching contributions to the 401(k) plan for each participant of up to a maximum of $500 per year.

Limitations on Directors' Liability and Indemnification

   Our certificate of incorporation limits the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to our company or our stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

   The limits on a director or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation together with our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

   Prior to the effective time of this offering, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements will provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

   At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted. Nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates, are approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Stock Issuances to our Directors, Officers and Principal Stockholders

   In connection with our founding, we issued 320,000 shares of common stock in June 1987 at the then fair market value price of $0.25 per share to two of our founders, Maurizio Liverani and John Porter, for aggregate proceeds of $80,000.

   In May 1989, we issued 460,000 shares of common stock at the then fair market value price of $0.50 per share to John Porter, William New, Jr., M.D. and the family trusts of Brian Prinn and William W. Moore, each of whom are our founders, for aggregate proceeds of $230,000.

   In December 1989, we issued 160,000 shares of common stock at the then fair market value price of $2.50 to Maurizio Liverani, William New, Jr., M.D., John Porter and the family trusts of Brian Prinn and William M. Moore, each of whom are our founders, for aggregate proceeds of $400,000.

   In May and June 1990, we issued 80,000 shares of common stock at the then fair market value price of $5.00 to John Porter, William New, Jr., M.D. and the family trusts of Brian Prinn and William W. Moore, each of whom are our founders, for aggregate proceeds of $400,000.

   In December 1990, we issued 94,339 shares of common stock to William New, Jr., M.D. and the family trust of William M. Moore, each of whom are our founders, at the then fair market value price of $5.30 per share for aggregate proceeds of $500,000.

   In February 1991, we issued 114,739 shares of common stock at the then fair market value price of $5.30 to William New, Jr., M.D., John Porter and the family trusts of Brian Prinn and William W. Moore, each of whom are our founders, for aggregate proceeds of $608,117.

   We reclassified our outstanding common stock as Series A convertible preferred stock in May 1991.

   From August 1991 to June 30, 2000, we have issued shares of additional preferred stock in private placement transactions as follows:

  . an aggregate of 1,428,683 shares of Series B convertible preferred stock at $1.75 per share in August 1991;

  . an aggregate of 2,532,209 shares of Series B convertible preferred stock at $1.75 per share in December 1992;

  . an aggregate of 6,228 shares of Series B convertible preferred stock at $1.75 per share in January 1993;

  . an aggregate of 375,027 shares of Series C convertible preferred stock at $1.75 per share in June 1995;

  . an aggregate of 76,319 shares of Series C convertible preferred stock at $1.75 per share in August 1995;

  . an aggregate of 600,000 shares of Series C convertible preferred stock at $1.75 per share and warrants to purchase 1,314,188 shares of Series C convertible preferred stock at a per share exercise price of $1.75 in November 1995;

  . an aggregate of 377,222 shares of Series C convertible preferred stock at $1.75 per share and warrants to purchase 471,526 shares of Series C convertible preferred stock at a per share exercise price of $1.75 in March and April 1996; and

  . an aggregate of 1,232,392 shares of Series D convertible preferred stock at $3.125 per share in April and May 1997.

   Upon closing of this offering, all shares of outstanding convertible preferred stock will be automatically converted into shares of common stock on a one for one basis. The purchasers of our convertible preferred stock include the following holders of five percent or more of our securities and their affiliated entities, if any, and those stockholders purchased the following securities from us:

                                     Shares of Convertible Preferred Stock
                                -----------------------------------------------
                                                           Warrants to
                                                            Purchase
           Investor             Series A Series B Series C Series C(1) Series D
------------------------------  -------- -------- -------- ----------- --------
Entitles or Persons Affiliated
 with Delphi Ventures:
Delphi Ventures, L.P. ........      --   654,821   94,311    117,890       --
Delphi Ventures II, L.P. .....      --   198,877  219,714    274,644       --
Delphi BioInvestments, L.P. ..      --     2,323      335        419       --
Delphi BioInvestments II,
 L.P. ........................      --     1,123    1,125      1,405       --
James Bochnowski(2)...........      --       --       --         --        --

Entities or Persons Affiliated
 with Trinity Ventures:
Trinity Ventures II, L.P. ....      --   644,261  237,130    296,412       --
Trinity Ventures III, L.P. ...      --   178,367   65,650     82,063       --
Trinity Side-by-Side I,
 L.P. ........................      --    34,518   12,705     15,881       --
David Nierenberg(3)...........      --       --    13,714     17,143       --

Entities or Persons Affiliated
 with Nikko Capital:
Nikko Capital Co. Ltd.........      --       --       --         --     96,000
Nikko Capital No. 2 Investment
 Enterprise Partnership
 (Asia).......................      --       --       --         --    256,000
Nikko Capital No. 7 Investment
 Enterprise Partnership
 (Asia).......................      --       --       --         --    128,000

John Porter or Entities
 Affiliated with John Porter:
John Porter...................   94,703  201,060      --         --        --
Rabobank Nominees Guernsey
 Limited......................  210,000      --       --         --        --
Gracechurch Co. ..............      --       --   114,286    178,572       --
Toxford Corporation SA........      --       --    28,572        --        --

Other Entities or Persons:
Landmark Equity Partners V,
 L.P..........................      --   761,905   38,096     47,619       --
Pantheon International
 Participations...............      --   952,381      --         --        --
William M. Moore and Patricia
 A. Moore, Family Trust.......  217,908   16,684      --         --        --
William New, Jr., M.D.,
 Ph.D. .......................  447,797   74,278  229,710    287,213       --

--------
(1) The Series C convertible preferred stock warrants expired on December 31, 1999 and are no longer outstanding.

(2) Mr. Bochnowski, one of our directors, is a managing member of Delphi Management Partners, L.L.C. and Delphi Management Partners II, L.L.C. Delphi Management Partners, L.L.C. is the general partner of Delphi Ventures, L.P. and Delphi BioInvestments, L.P. Delphi Management Partners II, L.L.C. is the general partner of Delphi Ventures II, L.P. and Delphi BioInvestments II, L.P. Mr. Bochnowski disclaims beneficial ownership of the shares held by each of the entities listed above as affiliated with Delphi Ventures, except to the extent of his pecuniary interest therein.

(3) Mr. Nierenberg, one of our directors, is a general partner of Trinity Ventures II, L.P., Trinity Ventures III, L.P. and Trinity Side-by-Side I, L.P. Mr. Nierenberg disclaims beneficial ownership of the shares held by each of the entities listed above as affiliated with Trinity Ventures, except to the extent of his pecuniary interest therein.

Option Grants to our Directors and Executive Officers

   Stock option grants to our directors and executive officers are described under the captions "Management--Board Compensation" and "--Executive Compensation." From January 1997 to the present, we have granted options to our directors and current executive officers, including the named executive officers as follows:

                                                       Number
                                                         of     Grant   Exercise
Name                                                   Shares    Date    Price
------------------------------------------------------ ------- -------- --------
Tim C. Johnson........................................ 200,000 04/23/97   0.25
                                                        20,000 04/22/98   1.88
                                                        14,000 07/06/99   2.25
                                                       100,000 02/15/00   1.50

William H. Lawrenson..................................  40,000 12/17/97   1.00
                                                        10,000 10/23/98   1.88
                                                        20,000 05/05/99   2.25
                                                         6,200 07/06/99   2.25
                                                        40,000 02/15/00   1.50

Terese M. Baker.......................................  10,000 04/23/97   0.25
                                                        20,000 01/21/98   1.00
                                                        10,000 10/23/98   1.88
                                                         7,200 07/06/99   2.25
                                                         4,000 09/01/99   2.25
                                                        40,000 02/15/00   1.50

Lucille A. Ferus......................................  20,000 12/17/97   1.00
                                                        20,000 03/04/98   1.00
                                                         4,000 10/23/98   1.88
                                                         5,200 07/06/99   2.25
                                                        40,000 02/15/00   1.50

Bryan Flaherty, Ph.D..................................   4,000 04/22/98   1.88
                                                         2,000 10/23/98   1.88
                                                        12,000 07/06/99   2.25
                                                        40,000 02/15/00   1.50

Thomas Waugh..........................................  40,000 01/10/00   1.50
                                                        20,000 02/15/00   1.50

Loans to Executive Officers

   In February 1999, in connection with the purchase of his home, we loaned Mr. Johnson $250,000 under a secured, promissory note at the rate of 4.62%, compounded monthly. Mr. Johnson repaid the promissory note in full with interest in March 1999. Upon repayment we provided collateral of $310,000 to a commercial bank against a loan to Mr. Johnson for $250,000, which he had received from that bank. Mr. Johnson pledged 111,111 shares of our common stock that he owns to us to provide us a security interest in the event our $310,000 is not released by the bank. We have no recourse against Mr. Johnson other than the pledged shares in the event he defaults.

                             PRINCIPAL STOCKHOLDERS

   The following tables set forth information about the beneficial ownership of our common stock as of June 30, 2000, and as adjusted to reflect the sale of shares of common stock in this offering, by:

  . each person known to us to be the beneficial owner of more than five percent of our common stock;

  . each of our named executive officers;

  . each of our directors; and

  . all of our directors and executive officers as a group.

   Except as otherwise noted below, the address of each beneficial owner noted in the tables is c/o Natus Medical Incorporated, 1501 Industrial Road, San Carlos, California 94070.

   We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 9,684,520 shares of common stock
outstanding on June 30, 2000 and            shares of common stock outstanding
upon completion of this offering.

   In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 30, 2000. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks represent beneficial ownership of less than one percent.

Executive Officers and Directors

                                                             Percent of Shares
                                                                and Options
                                                                Exercisable
                                                             Within 60 days of
                                                   Options     June 30, 2000
                                     Number of   Exercisable   Beneficially
                                     Shares of     Within          Owned
                                    Common Stock 60 Days of  -----------------
                                    Beneficially  June 30,    Before   After
Name of Beneficial Owner               Owned        2000     Offering Offering
----------------------------------- ------------ ----------- -------- --------
Tim C. Johnson.....................    183,111     187,512      3.8
William New, Jr., M.D., Ph.D. .....    895,451     130,000     10.4
William H. Lawrenson...............        --       46,202       *
Lucille A. Ferus...................     47,050      26,422       *
June Fallon........................        --          --       --      --
James Bochnowski(1)................  1,369,809         --      14.1
William M. Moore(2)................    234,592         --       2.4
David Nierenberg(3)................  1,400,667         --      14.5
All executive officers and
 directors as a group (10
 persons)..........................  4,197,180     432,104     45.8

--------------

(1) The beneficial ownership reported for James Bochnowski includes 808,077 shares held by Delphi Ventures, L.P., 555,913 shares held by Delphi Ventures II, L.P., 2,868 shares held by Delphi BioInvestments, L.P. and 2,951 shares held by Delphi BioInvestments II, L.P. Mr. Bochnowski disclaims beneficial ownership of the shares held by these entities except to the extent of his proportional interest in the entities.

(2) The beneficial ownership reported for Mr. Moore includes 234,592 shares held by Mr. Moore's family trust.

(3) The beneficial ownership reported for David Nierenberg includes 1,029,597 shares held by Trinity Ventures II, L.P., 285,049 shares held by Trinity Ventures III, L.P., 55,164 shares held by Trinity Side-By-Side I, L.P. and 30,857 shares held in Mr. Nierenberg's irrevocable trust. Mr. Nierenberg is a general partner of each of these partnerships. Mr. Nierenberg disclaims beneficial ownership of the shares held by these entities except to the extent of his proportional interest in the entities.

Five Percent or Greater Stockholders

                                                       Percent of Shares
                                                          and Options
                                                      Exercisable Within
                                            Options   60 days of June 30,
                              Number of   Exercisable  2000 Beneficially
                              Shares of     Within           Owned
                             Common Stock 60 Days of  -----------------------
    Name and Address of      Beneficially  June 30,    Before         After
     Beneficial Owner           Owned        2000     Offering      Offering
---------------------------  ------------ ----------- ----------    ---------
Delphi Ventures
 Entities(1)...............   1,369,809        --             14.1%
 3000 Sand Hill Road
 Bldg. 1, Suite 135
 Menlo Park, CA 94025
Trinity Ventures
 Entities(2)...............   1,400,667        --             14.5
 3000 Sand Hill Road
 Bldg. 4, Suite 160
 Menlo Park, CA 94025
Pantheon International
 Participations PLC(3).....     952,381        --              9.8
 23 Cathedral Yard
 Exeter
 Devon EX1 1HB
 England
Landmark Equity Partners V,
 L.P.(4)...................     847,620        --              8.8
 760 Hopemeadow Street
 Simsburg, CT 06070
John Porter Entities(5)....     755,764                        7.8
Nikko Capital Entities(6)..     480,000        --              5.0
 c/o International Division
 2-3, Higashi Gotanda 2-
  chome
 Shinagawa-Ku, Tokyo
 Japan 141

--------
(1) The beneficial ownership reported for the Delphi Venture Entities includes 808,077 shares held by Delphi Ventures, L.P., 555,913 shares held by Delphi Ventures II, L.P., 2,868 shares held by Delphi BioInvestments, L.P. and 2,951 shares held by Delphi BioInvestments II, L.P. Mr. Bochnowski is a general partner of each of these partnerships. Mr. Bochnowski disclaims beneficial ownership of the shares held by these entities except to the extent of his proportional interest in the entities.

(2) The beneficial ownership reported for the Trinity Ventures Entities includes 1,029,597 shares held by Trinity Ventures II, L.P., 285,049 shares held by Trinity Ventures III, L.P., 55,164 shares held by Trinity Side-By-Side I, L.P. and 30,857 shares held in Mr. Nierenberg's irrevocable trust. Mr. Nierenberg is a general partner of each of these partnerships. Mr. Nierenberg disclaims beneficial ownership of the shares held by these entities except to the extent of his proportional interest in the entities.

(3) Pantheon International Participations, PLC is an investment company publicly traded on the London Stock Exchange.

(4) The general partner of Landmark Equity Partners V, L.P. is Landmark Advisors, Inc.

(5) Includes 295,763 shares held by Mr. Porter, 210,000 shares held by Rabobank Nominees Guernsey Limited, 114,286 shares held by Gracechurch Co. and 135,715 shares held by Toxford SA.

(6) Includes 256,000 shares held by Nikko Capital No. 2 Investment Enterprise Partnership (Asia), 128,000 shares held by Nikko Capital No. 7 Investment Enterprise Partnership (Asia) and 96,000 shares held by Nikko Capital Co. Ltd. Nikko Capital No. 2 and Nikko Capital No. 7 are managed by Nikko Capital Co., Ltd.

                          DESCRIPTION OF CAPITAL STOCK

   Upon the completion of this offering, we will be authorized to issue 120,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

   As of June 30, 2000, we had 9,684,520 shares of common stock outstanding held by approximately 168 stockholders of record.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

Preferred Stock

   Upon the closing of this offering, all outstanding shares of our convertible preferred stock will be converted into an aggregate of 8,931,534 shares of common stock. Thereafter, our board of directors will have the authority, without further action by the stockholders, to designate and issue preferred stock in one or more series in order to provide us with flexibility in connection with possible acquisitions and other corporate purposes. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

  . restricting dividends on the common stock;

  . diluting the voting power of the common stock;

  . impairing the liquidation rights of the common stock; and

  . delaying or preventing a change in control of our company without further action by the stockholders.

   We have no present plans to issue any shares of preferred stock.

Holders of Registration Rights Can Require Us to Register Shares of Our Stock for Resale

   As of June 30, 2000, the holders of 8,832,558 shares of common stock issuable upon the conversion of preferred stock or their permitted transferees are entitled to require us to register their shares under the Securities Act of 1933, as amended. These rights are provided under the terms of our agreement with the holders of registrable securities. Under these registration rights, holders of at least a majority of the then outstanding registrable securities may require on two occasions that we register their shares for public resale. We are obligated to register these shares if the holders of 20% of the eligible shares request registration or if the shares to be registered have an anticipated public offering price of at least $7,500,000. In addition, holders of 20% of the registrable securities or holders of a lesser amount, if the anticipated aggregate offering price is at least $1,000,000, may require that we register their shares for public resale on Form S-3 or similar short-form registration, if we are eligible to use Form S-3 or similar short-form registration. If we elect to register any of our shares of common stock for any public offering, the holders of registrable securities are entitled to include shares of common stock in the registration. However, we may reduce the number of shares proposed to be registered in view of market conditions. We will pay all expenses in connection with any registration, other than underwriting discounts and commissions.

Anti-Takeover Effects of Some Provisions of Delaware Law and Our Charter
Documents

   A number of the provisions of Delaware law and our certificate of incorporation and bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could also make the removal of incumbent officers and directors more difficult. These provisions include the protections of Section 203 of the Delaware Code, as described below, as well as our reservation of 10,000,000 shares of blank check preferred stock and our staggered board of directors. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging such proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

 Delaware Law

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless:

  . prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding

   . shares owned by persons who are directors and also officers; and

   . shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. Section 203 may also discourage transactions that might result in a premium over the market price for the shares of common stock held by stockholders.

 Charter Documents

   Upon completion of this offering, our certificate of incorporation will provide for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our certificate of incorporation provides that directors may be removed:

  . with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock; or

  . without cause by the affirmative vote of the holders of at least 66 2/3% of the then-outstanding shares of the voting stock.

   Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who:

  . was a stockholder of record on the record date for the meeting;

  . is entitled to vote at the meeting; and

  . has given to our corporate secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting.

   The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

   Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in our certificate of incorporation or bylaws. The following persons are authorized to call a special meeting of stockholders:

  . a majority of our board of directors;

  . the chairman of the board;

  . the chief executive officer; or

  . 30% of our stockholders entitled to vote at the special meeting.

   The limitation on the right of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders. The restriction on the ability of stockholders to call a special meeting also will make it more difficult to replace the board until the next annual meeting.

   Although Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting, it also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholders meeting.

However, we believe that the elimination of stockholders written consents may deter hostile takeover attempts. Without the availability of stockholder's actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders meeting and satisfy the notice periods determined by the board of directors. Our certificate of incorporation provides for the elimination of actions by written consent of stockholders upon the closing of this offering.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is BankBoston, N.A., which is located at 150 Royall Street, Canton, Massachusetts 02021. BankBoston, N.A.'s telephone number is (781) 575-3120.

Nasdaq Stock Market Listing

   We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol "BABY."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no public market for our common stock, and no predictions can be made regarding the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions that apply to resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price.

Sales of Restricted Shares and Lock-up Agreements

   Upon completion of this offering, we will have an aggregate of        shares
of common stock outstanding, based upon shares outstanding as of June 30, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after June 30, 2000. If the underwriter's over-allotment
option is exercised in full, we will have an aggregate of        shares of
common stock outstanding based on 9,684,520 shares outstanding as of June 30,
2000. All of the        shares sold in this offering, plus any share sold if
the over-allotment option is exercised, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Affiliates include but are not limited to those persons who hold 10% or more of our outstanding stock, our officers and our directors.

   The remaining 9,684,520 shares of common stock outstanding are held by existing stockholders and "restricted" shares as that term is defined in Rule
144. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below. Sales of the restricted securities in the public market or the availability of those shares for sale could adversely affect the market price of our common stock.

   Our officers, directors, employees and other stockholders, who collectively hold an aggregate of 9,684,520 restricted shares, have entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our officers, directors, employees and stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our common stock or any securities exercisable for or convertible into our common stock, except that they may exercise stock options for a period of 180 days after the effective date of the final prospectus for this offering. Salomon Smith Barney Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We also have entered into an agreement with Salomon Smith Barney Inc. that we will not offer, sell or otherwise dispose of our common stock until 180 days after the effective date of this offering.

   Notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until such agreements expire or are waived by Salomon Smith Barney Inc. Taking into account the lock-up agreements, and assuming Salomon Smith Barney Inc. does not release stockholders from these agreements, beginning 180 days after the effective date, approximately 9,684,520 shares will be eligible for sale.

   Following the expiration of the lock-up period, shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act unless those shares are held by one of our affiliates, directors or officers.

Rule 144

   In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three month period a number of shares that does not exceed the greater of:

  .  one percent of the number of shares of common stock then outstanding,
     which will equal approximately        shares immediately after this
     offering; or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

   Sales under Rule 144 also are subject to manner of sale provisions that require arm's length sales through a stockbroker, notice requirements with respect to sales by our officers, directors and greater than 5% stockholders and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the six months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

   Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

   We intend to file, shortly after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under the stock plans and subject to outstanding options under our 1991 stock option plan and 2000 stock option plan, if any. See "Management--Stock Plans." Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual restrictions described above. As of June 30, 2000, options to purchase 1,326,123 shares of common stock were outstanding of which approximately 663,047 options were then vested and exercisable. Beginning on the date that is 180 days after the effective date of this offering, approximately 897,161 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

   Following this offering, the holders of an aggregate of 8,832,558 shares of outstanding common stock as of June 30, 2000, have the right to require us to register their shares for sale upon meeting requirements to which the parties have previously agreed. See "Description of Capital Stock--Holders of Registration Rights Can Require Us to Register Shares of Our Stock for Resale" for additional information regarding registration rights.

          UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

   The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder. As used in this prospectus, the term non-United States holder is a person other than:

  . a citizen or individual resident of the United States for United States federal income tax purposes;

  . a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision of the United States;

  . an estate whose income is included in gross income for United States federal income tax purposes regardless of its source; or

  . a trust, in general, if it is subject to the primary supervision of a court within the United States and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

   This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's particular facts and circumstances, such as being a United States expatriate, and does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

   We have never paid dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. In addition our bank line of credit generally prohibits us from paying cash dividends. In the event, however, that we do pay dividends on our common stock, any dividend paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. However, those effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to Unites States persons.

   In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

   A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

   A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  . the gain is effectively connected with a United States trade or business of the non-United States holder (which gain, in the case of a corporate non-United States holder, must also be taken into account for branch profits tax purposes);

  . the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  . we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock. We have determined that we are not and do not believe that we will become a "United States real property holding corporation" for United States federal income tax purposes.

Backup Withholding and Information Reporting

   Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

   Dividends paid to a non-United States holder at an address within the United States may be subject to backup withholding at a rate of 31% if the non-United States holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payer. Backup withholding generally will not apply to dividends paid to non-United States holders at an address outside the United States on or prior to December 31, 2000 unless the payer has knowledge that the payee is a United States person. Under recently finalized Treasury Regulations regarding withholding and information reporting, payment of dividends to non-United States holders at an address outside the United States after December 31, 2000 may be subject to backup withholding at a rate of 31% unless such non-United States holder satisfies various certification requirements.

   Under current Treasury Regulations, the payment of the proceeds of the disposition of common stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a non-United States holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding but will be subject to information reporting requirements if the broker is:

  . a United States person;

  . a "controlled foreign corporation" for United States federal income tax purposes; or

  . a foreign person 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business unless the broker has documentary evidence in its files of the holder's non-United States status and certain other conditions are met, or the holder otherwise establishes an exemption. Neither backup withholding nor information reporting generally will apply to a payment of the proceeds of a disposition of common stock by or through a foreign office of a foreign broker not subject to the preceding sentence.

   In general, the recently promulgated final Treasury Regulations, described above, do not significantly alter the substantive withholding and information reporting requirements but would alter the procedures for claiming benefits of an income tax treaty and change the certifications procedures relating to the receipt by intermediaries of payments on behalf of the beneficial owner of shares of common stock. Non-United States holders should consult their tax advisors regarding the effect, if any, of those final Treasury Regulations on an investment in our common stock. Those final Treasury Regulations generally are effective for payments made after December 31, 2000.

   Backup withholding is not an additional tax. Rather, the United States income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

                                  UNDERWRITING

   Subject to the terms and conditions of an underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to each underwriter, the number of shares set forth opposite the name of that underwriter.

                                                                        Number
   Name                                                                of Shares
   ----                                                                ---------
   Salomon Smith Barney Inc. .........................................
   Dain Rauscher Incorporated.........................................
   Prudential Securities Incorporated.................................
                                                                         ----
     Total............................................................
                                                                         ====

   The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares.

   The underwriters, for whom Salomon Smith Barney Inc., Dain Rauscher Incorporated and Prudential Securities Incorporated are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession
not in excess of $   per share. The underwriters may allow, and the dealers may
reallow, a concession not in excess of $   per share on sales to other dealers.
If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm any sales to any accounts over which they exercise discretionary authority.

   We have granted to the underwriters an option, exercisable for 30 days from
the date of this prospectus, to purchase up to      additional shares of common
stock at the public offering price less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must, subject to specified conditions, purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

   At our request, the underwriters have reserved up to   % of the shares to be
offered, or   shares, as directed shares for sale at the initial public
offering price to our directors, officers and employees, as well as to individuals associated with us or our employees, who have advised us of their desire to purchase these shares. This directed share program will be administered by Salomon Smith Barney Inc. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase directed shares. Any directed shares not purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. We have agreed to indemnify the underwriters against some liabilities and expenses, including liabilities under the Securities Act of 1933, in connection with sales of the directed shares.

   We, our officers and directors and holders of substantially all of our existing outstanding shares have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our shares will be determined by negotiation among us and the representatives. Among the factors considered in determining the initial public offering price will be our record of operations, our current financial condition, our future prospects, our markets, the economic conditions and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to us. There can be no assurance, however, that the prices at which our shares will sell in the public market after this offering will not be lower than the price at which they are sold by the underwriters or that an active trading market in our common stock will develop and continue after this offering.

   We have applied to have our common stock included for quotation on the Nasdaq National Market under the symbol "BABY."

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                             Paid by Natus
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per share..........................................    $            $
   Total..............................................    $            $

   Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short-sales, syndicate covering transactions and stabilizing transactions. Short-sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Covered short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of the bids for or purchases of shares in the open market while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from an underwriter when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that underwriter.

   Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

   We estimate that the total expenses, excluding underwriting discounts and commissions, payable by us in connection with this offering will be approximately $1,550,000.

   Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

   The representatives may, from time to time, engage in transactions with and perform services for us in the ordinary course of business.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters specified by the underwriters in connection with this offering will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York. Members of Wilson Sonsini Goodrich & Rosati and investment funds associated with that firm hold 46,350 shares of Natus common stock.

                                    EXPERTS

   The financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon the authority of such firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered in this offering. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement, or the exhibits which are part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information about us and the shares of our common stock to be sold in this offering, please refer to the registration statement and the exhibits which are part of the registration statement. Statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. Each statement in this prospectus regarding the contents of the referenced contract or other document is qualified in all respects by our reference to the copy filed with the registration statement.

   For further information about us and our common stock, we refer you to our registration statement and its attached exhibits, copies of which may be inspected without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating fee. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the public reference rooms. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

   Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy and information statements and other information with the Commission. Our periodic reports, proxy and information statements and other information will be available for inspection and copying at the regional offices, public references facilities and Web site of the Commission referred to above.

   We intend to furnish our stockholders with annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants. We also intend to furnish other reports as we may determine or as required by law.

                           NATUS MEDICAL INCORPORATED

                         Index to Financial Statements

                                                                            Page
                                                                            ----
Independent Auditors' Report..............................................  F-2

Balance Sheets as of December 31, 1998 and 1999 and June 30, 2000
 (Unaudited)..............................................................  F-3

Statements of Operations for Each of the Three Years in the Period Ended
 December 31, 1999 and for the Six Months Ended June 30, 1999 and 2000
 (Unaudited)..............................................................  F-4

Statements of Stockholders' Deficit for Each of the Three Years in the
 Period Ended December 31, 1999 and for the Six Months Ended June 30, 2000
 (Unaudited)..............................................................  F-5

Statements of Cash Flows for Each of the Three Years in the Period Ended
 December 31, 1999 and for the Six Months Ended June 30, 1999 and 2000
 (Unaudited)..............................................................  F-6

Notes to Financial Statements.............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Natus Medical Incorporated:

   We have audited the accompanying balance sheets of Natus Medical Incorporated (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

   Deloitte & Touche LLP

San Jose, California
March 10, 2000 (August 16, 2000 as to Note 14)

                           NATUS MEDICAL INCORPORATED

                                 BALANCE SHEETS
                      (in thousands, except share amounts)

                                                                       Pro Forma
                                           December 31,                (Note 1)
                                         ------------------  June 30,  June 30,
                                           1998      1999      2000      2000
                                         --------  --------  --------  ---------
                                                                 (unaudited)
ASSETS
Current assets:
 Cash and equivalents..................  $  1,664  $  2,087  $  1,510
 Short-term investments................       279       289       295
 Accounts receivable, net of allowance
  for doubtful accounts of $138 in
  1998, $201 in 1999 and $225 in
  2000.................................     2,807     3,128     3,334
 Inventories...........................     1,180     1,253     1,799
 Prepaid expenses and other current
  assets...............................       241       140       257
                                         --------  --------  --------
   Total current assets................     6,171     6,897     7,195
Property and equipment, net............     1,154     1,277     1,339
Convertible notes receivable...........       --         95       106
Long-term investment...................       --        315       317
Deposits and other assets..............        93       115       102
                                         --------  --------  --------
   Total assets........................  $  7,418  $  8,699  $  9,059
                                         ========  ========  ========

LIABILITIES, CONVERTIBLE PREFERRED
 STOCK AND
STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Long-term debt, current portion.......  $    150  $    150  $     75
 Accounts payable......................       959       974       755
 Accrued liabilities...................     1,546     1,526     2,008
 Deferred revenues.....................       310       433       498
                                         --------  --------  --------
   Total current liabilities...........     2,965     3,083     3,336
                                         --------  --------  --------
Long-term debt, net of current
 portion...............................       150       --        --
                                         --------  --------  --------
   Total liabilities...................     3,115     3,083     3,336
                                         --------  --------  --------

Commitments and contingencies (Notes 1,
 6, 9 and 12)..........................

Convertible preferred stock:
 Series A convertible preferred stock,
  $0.001 par value; 1,241,842 shares
  authorized; 1,241,841 shares issued
  and outstanding in 1998, 1999 and
  2000, none pro forma; aggregate
  liquidation value of $3,629 in 1999
  and $3,716 in 2000...................     2,227     2,227     2,227  $    --
 Redeemable convertible preferred
  stock, $0.001 par value; 8,781,412
  shares authorized; outstanding
  shares: aggregate liquidation value
  of $23,794 in 1999 and $24,486 in
  2000 and aggregate redemption value
  of $21,615 in 1999 and $22,307 in
  2000:
   Series B: 3,967,126 shares
    authorized; 3,967,120 shares issued
    and outstanding in 1998, 1999 and
    2000, none pro forma...............    11,050    11,764    12,121       --
   Series C: 3,214,286 shares
    authorized; shares issued and
    outstanding: 1,428,568 in 1998,
    2,490,181 in 1999 and 2000, none
    pro forma..........................     3,168     5,416     5,640       --
   Series D: 1,600,000 shares
    authorized; 1,232,392 shares issued
    and outstanding in 1998, 1999 and
    2000, none pro forma...............     4,151     4,435     4,546       --
   Warrants--Series C redeemable
    convertible preferred stock........       558       --        --        --
                                         --------  --------  --------  --------
   Total convertible preferred stock...    21,154    23,842    24,534       --
                                         --------  --------  --------  --------
Stockholders' equity (deficit):
 Common stock, $0.001 par value;
  120,000,000 shares authorized;
  shares issued and outstanding:
  515,632 in 1998, 597,689 in 1999,
  752,986 in 2000 and 9,684,520 pro
  forma................................       212       278     1,824    26,358
 Deferred stock compensation...........       --        --     (1,122)   (1,122)
 Accumulated deficit...................   (17,063)  (18,504)  (19,513)  (19,513)
                                         --------  --------  --------  --------
   Total stockholders' equity
    (deficit)..........................   (16,851)  (18,226)  (18,811) $  5,723
                                         --------  --------  --------  ========
   Total liabilities, convertible
    preferred stock and stockholders'
    deficit............................  $  7,418  $  8,699  $  9,059
                                         ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                           NATUS MEDICAL INCORPORATED

                            STATEMENTS OF OPERATIONS
                    (in thousands, except per share amounts)

                                      Years Ended December        Six Months
                                               31,              Ended June 30,
                                     -------------------------  ---------------
                                      1997     1998     1999     1999    2000
                                     -------  -------  -------  ------  -------
                                                                 (unaudited)
Net revenues.......................  $10,031  $15,884  $19,783  $8,918  $11,009
Cost of revenues*..................    3,612    5,577    6,624   3,082    3,908
                                     -------  -------  -------  ------  -------
Gross profit.......................    6,419   10,307   13,159   5,836    7,101
                                     -------  -------  -------  ------  -------
Operating expenses:
  Marketing and selling............    4,259    6,275    7,684   3,654    4,395
  Research and development.........    1,602    2,711    2,457   1,288    1,605
  General and administrative.......    1,231    1,638    2,384   1,021    1,152
  Amortization of deferred stock
   compensation*...................      --       --       --      --       278
                                     -------  -------  -------  ------  -------
    Total operating expenses.......    7,092   10,624   12,525   5,963    7,430
                                     -------  -------  -------  ------  -------
Income (loss) from operations......     (673)    (317)     634    (127)    (329)
Interest income....................      105      116       35      14       17
Interest expense and other.........       (8)       2      (15)     (9)      (5)
                                     -------  -------  -------  ------  -------
Income (loss) before taxes.........     (576)    (199)     654    (122)    (317)
Income tax expense.................      --       --        10     --       --
                                     -------  -------  -------  ------  -------
Net income (loss)..................     (576)    (199)     644    (122)    (317)
Accretion of redeemable convertible
 preferred stock...................    1,292    1,389    2,085     695      692
                                     -------  -------  -------  ------  -------
Net loss available to common
 stockholders......................  $(1,868) $(1,588) $(1,441) $ (817) $(1,009)
                                     =======  =======  =======  ======  =======
Basic and diluted net loss per
 share.............................  $ (7.62) $ (3.63) $ (2.56) $(1.47) $ (1.59)
                                     =======  =======  =======  ======  =======
Shares used in computing basic and
 diluted net loss per share........      245      438      562     557      633
Pro forma basic and diluted net
 loss per share (Note 1)...........                    $ (0.17)         $ (0.11)
                                                       =======          =======
Shares used in computing pro forma
 basic and diluted net loss per
 share (Note 1)....................                      8,478            9,565
*Amortization of deferred stock
 compensation:
  Included in cost of revenues.....  $   --   $   --   $   --   $  --   $    75
                                     =======  =======  =======  ======  =======
  Marketing and selling............  $   --   $   --   $   --   $  --   $    91
  Research and development.........      --       --       --      --        48
  General and administrative.......      --       --       --      --       139
                                     -------  -------  -------  ------  -------
                                     $   --   $   --   $   --   $  --   $   278
                                     =======  =======  =======  ======  =======

   The accompanying notes are an integral part of these financial statements.

                           NATUS MEDICAL INCORPORATED

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                      (in thousands, except share amounts)

                                Common Stock    Deferred
                               --------------    Stock     Accumulated
                               Shares  Amount Compensation   Deficit    Total
                               ------- ------ ------------ ----------- --------
Balances, January 1, 1997....  114,469 $   63   $   --      $(13,607)  $(13,544)
Accretion to redemption value
 on Series B, C and D
 redeemable convertible
 preferred stock.............                                 (1,292)    (1,292)
Exercise of stock options....  197,352     49                                49
Net loss.....................                                   (576)      (576)
                               ------- ------   -------     --------   --------
Balances, December 31, 1997..  311,821    112       --       (15,475)   (15,363)
Accretion to redemption value
 on Series B, C and D
 redeemable convertible
 preferred stock.............                                 (1,389)    (1,389)
Stock compensation expense...              40                                40
Exercise of options..........  203,811     60                                60
Net loss.....................                                   (199)      (199)
                               ------- ------   -------     --------   --------
Balances, December 31, 1998..  515,632    212       --       (17,063)   (16,851)
Accretion to redemption value
 on Series B, C and D
 redeemable convertible
 preferred stock.............                                 (1,389)    (1,389)
Accretion to redemption value
 of shares issued on exercise
 of warrants on Series C
 redeemable convertible
 preferred stock.............                                   (696)      (696)
Exercise of options..........   82,057     66                                66
Net income...................                                    644        644
                               ------- ------   -------     --------   --------
Balances, December 31, 1999..  597,689    278       --       (18,504)   (18,226)
Accretion to redemption value
 on Series B, C and D
 redeemable convertible
 preferred stock*............                                   (692)      (692)
Deferred stock
 compensation*...............           1,475    (1,475)                    --
Amortization of deferred
 stock compensation*.........                       353                     353
Exercise of stock options*...  155,297     71                                71
Net loss*....................                                   (317)      (317)
                               ------- ------   -------     --------   --------
Balances, June 30, 2000*.....  752,986 $1,824   $(1,122)    $(19,513)  $(18,811)
                               ======= ======   =======     ========   ========

--------
*  Unaudited


   The accompanying notes are an integral part of these financial statements.

                           NATUS MEDICAL INCORPORATED

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 Six Months
                                                                 Ended June
                                    Year Ended December 31,          30,
                                   ---------------------------  --------------
                                     1997     1998      1999     1999    2000
                                   --------  -------  --------  ------  ------
                                                                 (unaudited)
Operating activities:
 Net income (loss)...............  $   (576) $  (199) $    644  $ (122) $ (317)
 Adjustments to reconcile net
  income (loss) to net cash
  provided by (used in) operating
  activities:
   Depreciation and
    amortization.................       266      357       585     264     346
   Amortization of deferred stock
    compensation.................       --        40       --      --      353
   Writeoff of note receivable...       --       --        200     --      --
   Changes in operating assets
    and liabilities:
     Accounts receivable.........    (1,120)    (689)     (321)    446    (206)
     Inventories.................      (225)    (589)      (73)   (490)   (546)
     Prepaid expenses and other
      assets.....................         9     (115)      101     (76)   (117)
     Accounts payable............       221      329        15     --     (219)
     Accrued liabilities.........       486      568       103     449     547
                                   --------  -------  --------  ------  ------
      Net cash provided by (used
       in) operating activities..      (939)    (298)    1,254     471    (159)
                                   --------  -------  --------  ------  ------
Investing activities:
 Acquisition of property and
  equipment......................      (496)    (900)     (694)   (421)   (395)
 Deposits and other assets.......       (14)     (32)      (36)    --      --
 Purchase of convertible notes
  receivable.....................       --       --        (95)    --      (10)
 Purchase of note receivable.....       --       --       (200)    --      --
 Purchases of short-term
  investments....................      (459)    (547)     (569)   (282)   (295)
 Sales of short-term
  investments....................       390      529       559     282     286
 Purchase of long-term
  investment.....................       --       --       (315)   (312)    --
                                   --------  -------  --------  ------  ------
      Net cash used in investing
       activities................      (579)    (950)   (1,350)   (733)   (414)
                                   --------  -------  --------  ------  ------
Financing activities:
 Issuance of preferred stock.....     3,681      --        --      --      --
 Exercise of warrants on Series C
  preferred stock................       --       --        603     --      --
 Issuance of common stock........        49       60        66      43      71
 Borrowings on bank loans........       --       300       --      --      --
 Payments of borrowings and
  capital lease obligations......      (212)     (10)     (150)    (75)    (75)
                                   --------  -------  --------  ------  ------
      Net cash provided by (used
       in) financing activities..     3,518      350       519     (32)     (4)
                                   --------  -------  --------  ------  ------
Net increase (decrease) in cash
 and equivalents.................     2,000     (898)      423    (294)   (577)
Cash and equivalents, beginning
 of period.......................       562    2,562     1,664   1,664   2,087
                                   --------  -------  --------  ------  ------
Cash and equivalents, end of
 period..........................  $  2,562  $ 1,664  $  2,087  $1,370  $1,510
                                   ========  =======  ========  ======  ======
Noncash investing and financing
 activities:
 Accretion of redeemable
  convertible preferred stock....  $  1,292  $ 1,389  $  2,085  $  695  $  692
 Exercise of warrants, cashless..  $    --   $   --   $    448  $  --   $  --
Supplemental disclosure of cash
 flow information:
 Cash paid for interest..........  $     17  $     1  $     17  $    8  $    6
 Cash paid for income taxes......  $    --   $   --   $      7  $   33  $   28

   The accompanying notes are an integral part of these financial statements.

                           NATUS MEDICAL INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS
            Years Ended December 31, 1997, 1998 and 1999 and for the
    Six Months Ended June 30, 1999 (Unaudited) and June 30, 2000 (Unaudited)

1--ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

   Natus Medical Inc. (the "Company") was incorporated in California in May 1987 (see Note 14), and was formed to design, manufacture and market newborn screening products for the identification and monitoring of common medical disorders that may occur during the critical development period of infants. The Company's main products include (1) the ALGO series, which use automated auditory brainstem technology, or AABR, to enable simple, non-invasive and accurate screening for hearing impairment in newborns and (2) the CO-Stat analyzers which accurately and non-invasively measuring the rate of hemolysis through the detection of carbon monoxide, in exhaled breath. Both the ALGO and CO-Stat products use single-use disposable supplies during the process of screening an infant.

Unaudited Interim Financial Information

   The interim financial information as of June 30, 2000 and for the six months ended June 30, 1999 and 2000 is unaudited and has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the interim information. Operating results for the six months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

Financial Statement Estimates

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include allowances for potentially uncollectible accounts receivable, warranty costs, sales returns, and a valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Certain Significant Risks and Uncertainties

   Financial instruments that potentially subject the Company to credit risk consist principally of cash and equivalents, investments and accounts and notes receivable. Cash and equivalents and investments consist of cash in bank accounts, money market accounts and certificates of deposit.

   The Company sells its products primarily to hospitals and medical institutions and generally does not require its customers to provide collateral or other security to support accounts receivable. The Company maintains allowances for estimated potential bad debt losses. No single customer accounted for more that 10% of accounts receivable at December 31, 1998 or 1999. One customer accounted for 13% of accounts receivable at June 30, 2000. See Note 4 for discussion of the terms of convertible notes receivable.

   The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, management believes that changes in any of the following areas could have a negative effect on the Company in terms of its future financial position, cash flows and results of operations: ability to obtain additional financing; changes in domestic and international economic and/or political conditions or regulations; fundamental changes in the technology; market acceptance of the Company's products under development; changes in the overall demand for products offered by the Company; successful and timely completion of

                           NATUS MEDICAL INCORPORATED
product development efforts; competitive pressures in the form of new product introductions by competitors or price reductions on current products; availability of necessary product components; development of sales channels; litigation or other claims against the Company based on intellectual property, patent, product, regulatory or other factors; and the hiring, training and retention of key employees.

   Effective January 1, 2000, the Series B, C and D redeemable convertible preferred stockholders or the Board of Directors may require the Company to redeem such outstanding stock (see Note 6). The aggregate accreted values for the Series B, C and D redeemable convertible preferred stock and the corresponding aggregate redemption value totaled $21,615,000 at December 31, 1999 and $22,307,000 at June 30, 2000. The Company may, at its discretion, elect to pay any redemption obligations in quarterly installments over a three-year period commencing with the date of the redemption notice. In the event redemption is required, the Company may need to seek alternative financing or reduce its operating costs, which could have a negative effect on the Company's future financial position, cash flows and results of operations. In addition, there is no assurance that alternative financing will be available on terms acceptable to the Company or on a timely basis, if at all.

Cash and Equivalents

   The Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

Short-Term Investments

   The Company has classified all of its short-term investments as available-for-sale securities. While the Company's practice is to hold securities to maturity, the Company has classified all securities as available-for-sale securities, as the sale of such securities may be required prior to maturity to implement management strategies. The Company's short-term investments consist of certificates of deposit of $279,000, $289,000 and $295,000 at December 31, 1998 and 1999 and June 30, 2000, respectively, with original maturities ranging between three and six months. Cost, which approximated market value at December 31, 1998 and 1999 and June 30, 2000, is based on the specific identification method for purposes of computing realized gains or losses.

Long-Term Investment

   The Company has a $310,000 interest-bearing certificate of deposit with a bank that matures in April 2004. This investment has been assigned to a bank to guarantee a loan on the primary residence of an officer totaling $250,000 plus accrued interest. The sole collateral for such guarantee is 111,111 shares of the Company's common stock that is owned by the officer. Due to this arrangement, the Company has classified the investment as held-to-maturity. The estimated fair value of the long-term investment, using discounted cash flows is approximately $272,000 at December 31, 1999.

Fair Value of Financial Instruments

   The Company's financial instruments include cash and equivalents, investments, accounts receivable, convertible notes receivable and debt obligations. The recorded carrying amounts of cash equivalents, short-term investments and accounts receivable approximate their fair value due to their short-term maturities. The recorded amount of the Company's debt obligations approximate their estimated fair value due to their variable interest rates. At December 31, 1999, the difference between estimated fair value and amortized cost for the convertible notes receivable was not significant.

                           NATUS MEDICAL INCORPORATED

Inventories

   Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market.

Property and Equipment

   Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years. Equipment under capital leases and leasehold improvements are amortized over the shorter of the lease term or the estimated useful life.

Patent Costs

   The Company capitalizes direct costs associated with obtaining and filing patents. Such costs are amortized to expense over five years on a straight-line basis. At December 31, 1998 and 1999, capitalized patent costs, which are included in deposits and other assets in the accompanying balance sheets, totaled $108,000 and $145,000, respectively, and accumulated amortization totaled $46,000 and $60,000, respectively. During 1997, 1998 and 1999, the Company recorded amortization expense in association with capitalized patent costs of $10,000, $10,000 and $14,000, respectively.

Long-Lived Assets

   The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of that asset may not be recoverable. When the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount, an impairment loss would be measured based on the discounted cash flows compared to the carrying amount. No impairment charge has been recorded in any of the periods presented.

Revenue Recognition

   The Company recognizes revenue from product sales upon shipment. A provision for estimated warranty costs and sales returns is recorded at the time of sale. Revenues from extended warranty contracts are recognized ratably over the warranty period. Advance payments from customers are recorded as deferred revenue until shipment of the related product.

Research and Development

   Costs incurred in research and development are charged to operations as incurred.

Income Taxes

   Deferred tax assets and liabilities are recorded for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recorded to reduce net deferred tax assets to amounts that are more likely than not to be realized.

Stock-Based Compensation

   The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees. The

                           NATUS MEDICAL INCORPORATED

Company accounts for stock-based awards to nonemployees in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Comprehensive Income (Loss)

   In accordance with SFAS No. 130, Reporting Comprehensive Income, the Company is required to report by major components and as a single total, the change in its net assets during the period from nonowner sources. Comprehensive income
(loss) was the same as net income (loss) for all periods presented.

Net Loss per Share

   Basic net loss per common share excludes dilution and is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding during the respective period. Diluted net loss per share was the same as basic net loss per share for all periods presented since the effect of any potentially dilutive securities is excluded as they are anti-dilutive (see Note 8).

Unaudited Pro Forma Net Loss per Share

   Pro forma basic and diluted net loss per share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding for the period and the weighted average number of common shares resulting from the assumed conversion of all outstanding shares of convertible preferred stock, which will occur upon the closing of the initial public offering contemplated by the Company.

Unaudited Pro Forma Information

   The unaudited pro forma balance sheet presents the Company's balance sheet as if the automatic conversion upon the closing of an initial public offering of each share of convertible preferred stock into one share of common stock had occurred at June 30, 2000.

Recently Issued Accounting Standards

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which defines derivatives and requires all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in fiscal year 2001. The Company has not yet completed its assessment of the effect, if any, this statement will have on its financial position or results of operations.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, which summarizes certain of the SEC Staff's views in applying accounting principles generally accepted in the United States of America to revenue recognition in the financial statements. The Company has not yet completed its assessment of the effect, if any, this SAB will have on its financial position or results of operations.

                           NATUS MEDICAL INCORPORATED

2--INVENTORIES

   Inventories consist of (in thousands):

                                                       December 31,
                                                       -------------  June 30,
                                                        1998   1999     2000
                                                       ------ ------ -----------
                                                                     (Unaudited)
   Raw materials and subassemblies.................... $  592 $  469   $1,098
   Finished goods.....................................    588    784      701
                                                       ------ ------   ------
     Total............................................ $1,180 $1,253   $1,799
                                                       ====== ======   ======

3--PROPERTY AND EQUIPMENT

   Property and equipment consist of (in thousands):

                                                   December 31,
                                                  ----------------   June 30,
                                                   1998     1999       2000
                                                  -------  -------  -----------
                                                                    (Unaudited)
   Furniture and equipment....................... $   876  $ 1,179    $ 1,038
   Computer software and equipment...............     870    1,061        983
   Demonstration and loaned equipment............     777      970        688
   Leasehold improvements........................      82       88        222
                                                  -------  -------    -------
                                                    2,605    3,298      2,931
   Accumulated depreciation and amortization.....  (1,451)  (2,021)    (1,592)
                                                  -------  -------    -------
     Total....................................... $ 1,154  $ 1,277    $ 1,339
                                                  =======  =======    =======

4--NOTES RECEIVABLE

   During 1999, the Company agreed to loan up to $115,000 in the form of convertible notes to a foreign distributor. During 1999 and January 2000, the Company advanced $95,000 and $10,000, respectively, under such commitment. The remaining $10,000 installment available during April 2000 was not drawn by the foreign distributor. The notes bear interest at a fixed rate of 7%, and all outstanding principal and interest related thereto is due in June 2002. The notes are secured by substantially all of the assets of the foreign distributor and at the Company's sole discretion, at any time prior to repayment of all principal and interest, can be converted into a 19.9% equity interest in the foreign distributor.

   During 1999, the Company agreed to loan $200,000 to a private company which included an exclusive, three month option to purchase substantially all of the assets of that company. The Company elected not to pursue the acquisition, and subsequently the private company defaulted on the promissory note, which was written off as it was deemed uncollectible.

                           NATUS MEDICAL INCORPORATED

5--ACCRUED LIABILITIES

   Accrued liabilities consist of (in thousands):

                                                       December 31,
                                                       -------------  June 30,
                                                        1998   1999     2000
                                                       ------ ------ -----------
                                                                     (Unaudited)
   Compensation and related benefits.................. $  685 $  758   $  885
   Warranty reserve...................................    500    487      566
   Other..............................................    361    281      557
                                                       ------ ------   ------
     Total............................................ $1,546 $1,526   $2,008
                                                       ====== ======   ======

6--CONVERTIBLE PREFERRED STOCK

   At December 31, 1999, the Company had outstanding 1,241,841; 3,967,120; 2,490,181 and 1,232,392 shares of Series A convertible preferred stock and Series B, C and D redeemable convertible preferred stock, respectively. Changes in each class of convertible preferred stock from January 1, 1997 to June 30, 2000 are as follows (in thousands):

                                                    Warrants on
                                    --------------------------------------------
                                    Series Series  Series Series Series
                                      A       B      C      D      C      Total
                                    ------ ------- ------ ------ ------  -------
Balances, January 1, 1997.......... $2,227 $ 9,622 $2,385 $  --  $ 558   $14,792
Issuance of 1,232,392 shares of
 Series D redeemable convertible
 preferred stock (less issuance
 costs of $171,000)................                        3,681           3,681
Accretion to redemption value on
 Series B, C and D redeemable
 convertible preferred stock.......            714    391    187           1,292
                                    ------ ------- ------ ------ -----   -------
Balances, December, 31, 1997.......  2,227  10,336  2,776  3,868   558    19,765
Accretion to redemption value on
 Series B, C and D redeemable
 convertible preferred stock.......            714    392    283           1,389
                                    ------ ------- ------ ------ -----   -------
Balances, December, 31, 1998.......  2,227  11,050  3,168  4,151   558    21,154
Issuance of 344,652 shares of
 Series C redeemable convertible
 preferred stock upon exercise of
 warrants for cash.................                   713         (110)      603
Issuance of 716,961 shares of
 Series C redeemable convertible
 preferred stock upon exercise of
 warrants, cashless--net of shares
 tendered at $3.50 per share.......                   448         (448)      --
Accretion to redemption value of
 shares issued on exercise of
 warrants on Series C redeemable
 convertible preferred stock.......                   696                    696
Accretion to redemption value on
 Series B, C and D redeemable
 convertible preferred stock.......            714    391    284           1,389
                                    ------ ------- ------ ------ -----   -------
Balances, December, 31, 1999.......  2,227  11,764  5,416  4,435   --     23,842
Accretion to redemption value on
 Series B, C and D redeemable
 convertible preferred stock*......            357    224    111   --        692
                                    ------ ------- ------ ------ -----   -------
Balances, June 30, 2000*........... $2,227 $12,121 $5,640 $4,546 $ --    $24,534
                                    ====== ======= ====== ====== =====   =======

--------
*  Unaudited

   Significant terms of the Series A, B, C and D convertible preferred stock ("preferred stock") are as follows:

  . Each share of Series A, B, C and D preferred stock is convertible into one share of common stock (subject to certain events of dilution). Shares will automatically be converted upon a public offering of common stock in which the offering price is at least $6.75 per share and the aggregate offering proceeds exceed $7,500,000.

                           NATUS MEDICAL INCORPORATED

  . The Series B, C and D preferred stock are redeemable at the request of the holders of not less than two-thirds of the then outstanding shares of Series B, C and D preferred stock, or at the option of the Board of Directors, by paying cash equal to $1.75, $1.75 and $3.13 per share of Series B, C and D preferred stock, together with all cumulative dividends and all declared and unpaid dividends as of the date of redemption. The cumulative dividends for the Series B, C and D redeemable preferred stock are accreted annually so that the carrying value will equal the mandatory redemption amount on January 1, 2000 and thereafter. In addition, differences between the redemption amount and the net proceeds received (i.e., the costs of financing) are being accreted. The redemption amount of Series B, C and D preferred stock at December 31, 1999, including cumulative dividends, was $11,764,000, $5,416,000 and $4,435,000, respectively.

  . Each share of preferred stock has the same voting rights as the common stock into which it is convertible.

  . Dividends may be declared at the discretion of the Board of Directors and are cumulative. Per annum dividends of $0.14, $0.18, $0.18 and $0.18 for each share of Series A, B, C and D preferred stock, respectively, must be declared and paid before any dividends on common stock may be declared or paid. Series B, C and D are payable in preference and priority to Series A, and Series A is payable in preference and priority to common stock. Dividends in arrears for Series A preferred stock at December 31, 1999 were $1,456,000. Cumulative dividends for Series B, C and D preferred stock at December 31, 1999 of $4,821,000, $1,058,000, and $584,000,
    respectively, have been accreted as noted above.

  . In the event of liquidation, dissolution or winding up of the Company, including a sale of substantially all of the Company's assets on a change in control, the Series D preferred stockholders are entitled to receive $3.13 per share, the Series C preferred stockholders are entitled to receive $2.63 per share, the Series B preferred stockholders are entitled to receive $1.75 per share, the Series A preferred stockholders are entitled to receive $1.75 per share, and common stockholders are entitled to $0.25 per share, plus all cumulative dividends, respectively. The distribution to Series C and Series D preferred stockholders is payable in preference and priority to Series B preferred stockholders, the distribution to Series B preferred stockholders is payable in preference and priority to Series A preferred stockholders, and the distribution to Series A preferred stockholders is payable in preference and priority to the distribution to common stockholders. After such payments have been made, any remaining assets of the Company will be distributed pro rata among all stockholders, based on the number of common shares held by each, assuming conversion of all Series A, B, C and D preferred stock at the then applicable conversion rate.

   In connection with the issuance of Series C preferred stock, warrants were issued to purchase 1,785,714 shares of Series C preferred stock. The warrants were exercisable at $1.75 per share through December 31, 1999 and were valued at an aggregate of $558,000. During December 1999, 344,652 warrants were exercised for cash proceeds of $603,000; 1,433,810 warrants were exercised by net settlement in a noncash transaction resulting in the issuance of 716,961 shares, and 7,252 warrants lapsed. Additional accretion of $696,000 was recorded upon issuance of the 1,061,557 shares of such Series C preferred stock to record the carrying value at the related redemption amount.

7--STOCKHOLDERS' DEFICIT

Common Stock

   At December 31, 1999, the Company had reserved an aggregate of 10,129,468 shares of common stock of which 8,931,534 shares are reserved for conversion of convertible preferred stock and 1,197,934 shares are reserved for issuance and exercise of stock options.

                           NATUS MEDICAL INCORPORATED

Stock Option Plan

   At December 31, 1999, under the Company's 1991 stock option plan (the "Plan"), incentive and nonstatutory stock options to purchase up to 1,793,482 shares of common stock (see Note 14), may be issued at not less than the fair market value of the stock at the date of grant, as determined by the Board of Directors. Options issued under the Plan become exercisable as determined by the Board of Directors and expire no more than ten years after the date of grant. Most options vest ratably over four years. However, for those optionees who, at the time the option is granted, own stock representing more than 10% of the voting power of all classes of stock of the Company, stock options may be issued at not less than 110% of the fair market value of the stock at the date of grant, and the options expire five years after the date of grant.

   A summary of option activity is as follows:

                                                                        Weighted
                                                                        Average
                                                             Number of  Exercise
                                                              Shares     Price
                                                             ---------  --------
   Outstanding, January 1, 1997 (389,939 exercisable at a
    weighted average exercise price of $0.25 per share)....    778,080   $0.25
     Granted (weighted average fair value of $0.13 per
      share)...............................................    442,480   $0.43
     Exercised.............................................   (197,352)  $0.25
     Cancelled.............................................    (11,712)  $0.25
                                                             ---------
   Outstanding, December 31, 1997 (397,476 exercisable at a
    weighted average exercise price of $0.28 per share)....  1,011,496   $0.33
     Granted (weighted average fair value of $0.55 per
      share)...............................................    306,060   $1.65
     Exercised.............................................   (203,811)  $0.30
     Cancelled.............................................    (32,754)  $0.53
                                                             ---------
   Outstanding, December 31, 1998 (471,583 exercisable at a
    weighted average exercise price of $0.45 per share)....  1,080,991   $0.68
     Granted (weighted average fair value of $0.73 per
      share)...............................................    135,600   $2.25
     Exercised.............................................    (82,057)  $0.80
     Cancelled.............................................    (40,904)  $1.63
                                                             ---------
   Outstanding, December 31, 1999 (668,006 exercisable at a
    weighted average exercise price of $0.58 per share)....  1,093,630   $0.85
     Granted (weighted average fair value of $3.57 per
      share)*..............................................    451,100   $1.53
     Exercised* ...........................................   (155,297)  $0.46
     Cancelled*............................................    (63,310)  $1.85
                                                             ---------
   Outstanding, June 30, 2000 (1,111,850 exercisable at a
    weighted average exercise price of $0.68 per share)*...  1,326,123   $1.09
                                                             =========

--------
*  Unaudited

                           NATUS MEDICAL INCORPORATED

   The following table summarizes information concerning outstanding and exercisable options outstanding at December 31, 1999:

                                                       Weighted
                                                        Average
                                                       Remaining
                                                      Contractual
             Exercise           Number                   Life                   Number
              Price           Outstanding               (Years)               Exercisable
             --------         -----------             -----------             -----------
             $ 0.25              638,917                  5.5                   506,221
             $ 1.00              141,801                  8.0                    70,101
             $ 1.88              180,512                  8.7                    68,412
             $ 2.25              132,400                  9.5                    23,272
                               ---------                                        -------
                               1,093,630                  6.8                   668,006
                               =========                                        =======

   At December 31, 1999 and June 30, 2000, options to purchase 104,304 and 316,514 shares, respectively, were available for future grants under the Plan.

Deferred Stock Compensation

   During the six-month period ended June 30, 2000, the Company issued 443,100 common stock options to employees at a weighted average exercise price of $1.53 per share, which was less than the deemed weighted average fair value of $4.77 per share. The cumulative deferred stock compensation with respect to these grants totaled $1,438,000 and is being amortized to expense on a graded vesting method over the four-year vesting period of the options through June 2004.

   During 1998 and for the six months ended June 30, 2000, the Company issued fully vested options to nonemployees for the purchase of 43,400 and 8,000 shares of common stock at a weighted average exercise price of $1.55 and $1.50 per share, respectively. Such options were issued for services rendered and the Company expensed the fair value of such awards on the date of grant as deferred stock compensation of $40,000 and $37,000 for the year ended December 31, 1998 and the six months ended June 30, 2000, respectively. The Black-Scholes option pricing model was used to determine the fair value with the following weighted average assumptions: contractual life of 5.5 years for 1998 and 10 years for the six months ended June 30, 2000; risk-free interest rate of 5.3% for 1998 and 6.6% for the six months ended June 30, 2000; expected volatility factor of 75% for 1998 and for the six months ended June 30, 2000.

   Amortization of employee and nonemployee stock-based compensation totaled $353,000 for the six months ended June 30, 2000.

Additional Stock Plan Information

   Although the Company continues to account for its stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, SFAS No. 123 requires the disclosure of pro forma net income (loss) as if the Company had adopted the fair value method. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of the option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the Company's stock option awards. The models also require subjective assumptions, including expected time to exercise, which greatly affect the calculated values. The weighted average fair value of the Company's stock-based awards to employees was estimated using the minimum value method with the following weighted average assumptions: expected life of 5.5 years from the date of grant in 1997, 1998 and 1999; risk free interest rate of approximately 6.0% in 1997, 1998 and 1999; and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur.

                           NATUS MEDICAL INCORPORATED

   If the computed fair values of the Company's awards had been amortized to expense over the related vesting periods, pro forma net loss and net loss per share, basic and diluted, would have been as follows (in thousands):

                                                      Years Ended December
                                                               31,
                                                     -------------------------
                                                      1997     1998     1999
                                                     -------  -------  -------
   Net loss available to common stockholders:
     As reported.................................... $(1,868) $(1,588) $(1,441)
     Pro forma...................................... $(1,901) $(1,667) $(1,544)
   Basic and diluted net loss per share:
     As reported.................................... $ (7.62) $ (3.63) $ (2.56)
     Pro forma...................................... $ (7.76) $ (3.81) $ (2.75)

8--NET LOSS PER SHARE

   During 1997, 1998 and 1999 and for the six months ended June 30, 1999 and 2000, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded in the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

                                    December 31,                 June 30,
                          -------------------------------- ---------------------
                             1997       1998       1999       1999       2000
                          ---------- ---------- ---------- ---------- ----------
                                                                (unaudited)
Convertible preferred
 stock..................   7,869,921  7,869,921  8,931,534  7,869,925  8,931,534
Warrants for convertible
 preferred stock........   1,785,714  1,785,714        --   1,785,714        --
Stock options...........   1,011,496  1,080,991  1,093,630  1,063,268  1,326,123
                          ---------- ---------- ---------- ---------- ----------
  Total.................  10,667,131 10,736,626 10,025,164 10,718,907 10,257,657
                          ========== ========== ========== ========== ==========

9--LEASES

   The Company has entered into noncancelable operating leases for its facilities through December 2003. Minimum lease payments under noncancelable operating leases as of December 31, 1999 are as follows (in thousands):

                                                                       Operating
                                                                        Leases
                                                                       ---------
   Year Ending December 31,
     2000.............................................................  $  456
     2001.............................................................     557
     2002.............................................................     574
     2003.............................................................     593
                                                                        ------
     Total minimum lease payments.....................................  $2,180
                                                                        ======

   Rent expense is recorded on a straight-line basis and totaled approximately $189,000 in 1997, $238,000 in 1998 and $413,000 in 1999.

10--BORROWING ARRANGEMENTS

   The Company had a $1,000,000 revolving bank line of credit through March 2000. In addition, the Company financed the expansion of its information system during 1998 with a two-year note under an extension of its existing bank facility in the amount of $300,000. The remaining principal balance outstanding at December 31, 1999 of $150,000 will be repaid in monthly installments through December 2000. Borrowings

                           NATUS MEDICAL INCORPORATED
under the line of credit are limited to eligible accounts receivable, collateralized by substantially all of the Company's assets and bear interest at the bank's prime rate (9.5% at December 31, 1999) plus 1.0%. The Company must meet certain financial ratios to maintain the line of credit, including minimum tangible net worth, a minimum quick ratio, and total debt to tangible net worth ratio. It also must meet certain operating profitability requirements. At December 31, 1999, the Company was in compliance with all such requirements of the borrowing arrangement.

11--INCOME TAXES

   Income tax expense during 1999 represents current state taxes. Deferred income taxes consist of net operating loss and tax credit carryforwards as well as the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred income tax assets are as follows (in thousands):

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Net deferred tax assets:
     Net operating loss carryforwards......................... $ 3,278  $ 2,956
     Accruals deductible in different periods.................     626      605
     Capitalized research and development costs...............     281      268
     Credit carryforwards.....................................     375      370
                                                               -------  -------
       Total net deferred tax assets..........................   4,560    4,199
   Valuation allowance........................................  (4,560)  (4,199)
                                                               -------  -------
       Total.................................................. $   --   $   --
                                                               =======  =======

   Due to the uncertainty surrounding the realization of its deferred tax assets, the Company has established valuation allowances sufficient to fully reserve its net deferred tax assets. Annually, management evaluates the recoverability of the deferred tax assets and the level of the valuation allowance. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.

   The Company's amount of income tax recorded differs from the amount using the federal statutory rate as follows (in thousands):

                                                    Years Ended December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
   Federal statutory tax expense (benefit)........ $   (202) $    (70) $    229
   State tax expense (benefit)....................      (33)      (11)       38
   Valuation allowance............................      258       193      (361)
   Other..........................................      (23)     (112)      104
                                                   --------  --------  --------
                                                   $    --   $    --   $     10
                                                   ========  ========  ========

   At December 31, 1999, the Company had federal net operating loss carryforwards of approximately $8,447,000 available to reduce future taxable income. Such carryforwards expire beginning in 2002 through 2012. At December 31, 1999, the Company had research and experimentation credit carryforwards available of approximately $260,000 for federal and $98,000 for California tax purposes.

   The extent to which the federal and California operating loss and tax credit carryforwards can be used to offset future taxable income may be limited, depending on the extent of ownership changes within any three-year period, as provided in the Tax Reform Act of 1986. Such a limitation could result in the expiration of carryforwards before they are utilized.

                           NATUS MEDICAL INCORPORATED

12--EMPLOYEE BENEFIT PLAN

   The Company has a 401(k) tax-deferred savings plan under which eligible employees may elect to have a portion of their salary deferred and contributed to the plan. Employer matching contributions are determined by the Board of Directors and are discretionary. There were no employer matching contributions in 1997, 1998 or 1999; however, the Board of Directors approved a dollar-for-dollar employer match of up to $500 per employee on employee contributions for the year ending December 31, 2000.

   On September 1, 1999, the Board of Directors approved the creation of retention plans (the "Plans"), which were designed to provide eligible employees with (i) retention benefits payable upon the employee's continued employment with the Company before and through the effective date of a change in control, as defined by the Plans, and (ii) severance benefits upon certain terminations of employment before or after a change in control. Severance benefits include, among others, accelerated vesting on options outstanding to purchase the Company's common stock and cash payments, up to a defined maximum for each participant, based on the terms of the change in control event. Certain employees who are designated by the Board of Directors are eligible to participate in the Plans. The Plans terminate in September 2000, unless extended by the Board of Directors or a change in control occurs prior to termination.

13--CUSTOMER AND GEOGRAPHIC INFORMATION

   The Company operates in one reportable segment and is engaged in the design, manufacture and, marketing of newborn screening products for the identification and monitoring of common medical disorders that may occur during the critical development period of infants. The nature of the Company's products and production processes as well as type of customers and distribution methods are consistent among all of the Company's devices.

   Revenues from customers by geographic area are as follows (in thousands):

                                           Years Ended December     Six Months
                                                    31,           Ended June 30,
                                          ----------------------- --------------
                                           1997    1998    1999    1999   2000
                                          ------- ------- ------- ------ -------
                                                                   (unaudited)
   Net revenues:
     United States....................... $ 8,650 $12,820 $17,804 $8,535 $ 9,511
     Japan...............................     169   2,228   1,717    295   1,323
     All other...........................   1,212     836     262     88     175
                                          ------- ------- ------- ------ -------
                                          $10,031 $15,884 $19,783 $8,918 $11,009
                                          ======= ======= ======= ====== =======

   For all periods presented, all of the Company's long-lived assets were located within the United States.

   In 1997 and 1999, no sales to a single customer accounted for greater than 10% of net revenues. One customer, a distributor, represented 14% of net revenues in fiscal year 1998 and 12% of net revenues for the six months ended June 30, 2000.

14--SUBSEQUENT EVENTS

Inventory Purchase

   Subsequent to December 31, 1999, the Company purchased $780,000 of a major component in order to secure consistent components for its planned production needs for 2000.

1991 Stock Plan Amendment

   In May 2000, the stockholders approved an amendment to increase the numbers of shares of common stock reserved for issuance under the Plan to an aggregate of 2,393,482 shares.

                           NATUS MEDICAL INCORPORATED

Creation of Subsidiary

   On July 28, 2000, the Company created and incorporated a wholly owned subsidiary in Japan.

Other Matters

   On August 15, 2000, the stockholders approved the following actions:

  . A two-for-five reverse stock split of the outstanding shares of common and preferred stock; accordingly, all share and per share amounts in these financial statements have been restated to give effect to the reverse stock split.

  . Reincorporation of the Company in the State of Delaware, including an increase of the authorized shares of common stock to 120,000,000, and the associated exchange of one share of common stock or preferred stock of the Company for every share of common stock or preferred stock, as the case may be, of the Company's California predecessor. The reincorporation was effected on August 16, 2000. Accordingly, these financial statements have been restated to reflect the effect of the reincorporation.

  . Adoption of the 2000 Employee Stock Purchase Plan to be effective upon the effectiveness of the initial public offering contemplated by the Company. Under the purchase plan, eligible employees are allowed to have salary withholdings of up to 15% of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of defined purchase periods. The initial purchase period commences upon the effective date of the initial public offering of the Company's common stock. The Company has initially reserved 1,000,000 shares of common stock under this plan, plus an annual increase to be added on the first day of the Company's fiscal year beginning January 1, 2002 equal to the lesser of (i) 650,000 shares,
    (ii) 4% of the shares of common stock outstanding on the last day of the preceding fiscal year, or (iii) an amount determined by the Board of Directors.

  . Adoption of the 2000 Stock Option Plan (the "2000 Stock Plan") and the termination of the 1991 Stock Option Plan (the "1991 Stock Plan") as to future option grants to be effective upon the effectiveness of the initial public offering contemplated by the Company. The Company has initially reserved a total of 1,500,000 shares of common stock under the 2000 Stock Plan, plus an annual increase to be added on the first day of the Company's fiscal year beginning January 1, 2002 equal to the lesser of (i) 1,500,000 shares, (ii) 7% of the shares of common stock outstanding on the last day of the preceding fiscal year, or (iii) an amount determined by the Board of Directors.

  . Adoption of the 2000 Director Option Plan (the "2000 Director Plan") to be effective upon the effectiveness of the initial public offering contemplated by the Company. The 2000 Director Plan provides for an initial grant to new nonemployee directors, options to purchase 30,000 shares of common stock. Subsequent to the initial grant, each nonemployee director will be granted an option to purchase 10,000 shares of common stock at the next meeting of the Board of Directors following the annual meeting of stockholders, if on the date of the annual meeting the director has served on the board of directors for six months. The Company has initially reserved a total of 400,000 shares of common stock under the 2000 Director Plan, plus an annual increase to be added on the first day of the Company's fiscal year beginning January 1, 2002 equal to the lesser of (i) 100,000 shares, (ii) 0.5% of the shares of common stock outstanding on the last day of the preceding fiscal year, or (iii) an amount determined by the Board of Directors.

  . Authorization of a new class of undesignated preferred stock totaling
    10,000,000 shares, contingent upon the reincorporation of the Company in Delaware and the closing of the initial public offering contemplated by the Company.

[Artwork:

Text reads as follows: CO-Stat/R/ End Tidal Breath Analyzer passively and non-invasively measures carbon monoxide in a baby's breath to accurately identify the rate at which red blood cells are being broken down. Identifying hemolysis, the breakdown of red blood cells, is a critical component in the management of neonatal jaundice. The CO-Stat analyzer identifies the rate of hemolysis non-invasely without any patient effort at the baby's crib-side.

Picture showing the CO-Stat/R/ End Tidal Breath Analyzer in use.

Caption at bottom of page: NATUS because every baby is precious.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                        Shares
                           Natus Medical Incorporated
                                  Common Stock

[LOGO OF NATUS MEDICAL INCORPORATED APPEARS HERE]

                                   --------
                                   PROSPECTUS
                                          , 2000
                                   --------

                              Salomon Smith Barney

                             Dain Rauscher Wessels

                          Prudential Vector Healthcare
                        a unit of Prudential Securities

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the costs and expenses, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market System listing fee.

   SEC Registration Fee............................................. $   13,358
   NASD Filing Fee..................................................      5,560
   Nasdaq National Market Listing Fee...............................     95,000
   Printing Costs...................................................    250,000
   Legal Fees and Expenses..........................................    650,000
   Accounting Fees and Expenses.....................................    500,000
   Blue Sky Fees and Expenses.......................................     10,000
   Transfer Agent and Registrar Fees................................     10,000
   Miscellaneous....................................................     16,082
                                                                     ----------
     Total.......................................................... $1,550,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Registrant is subject to Section 145 of the Delaware General Corporation Law ("Section 145"). Section 145 permits indemnification of officers and directors of the Registrant under certain conditions and subject to certain limitations, but in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145. Article VI, Section 6.1, of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law, including proceedings under the Securities Act or the Securities Exchange Act of 1934, as amended. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant's request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

   As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omission not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of Stock repurchases or redemptions that are unlawful under

Section 174 of the Delaware General Corporation Law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Prior to the effective date of this offering, the Registrant will enter into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

   The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors' and officers' liability insurance.

   In addition to the foregoing, the Underwriting Agreement contains certain provisions by which the Underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, each officer of the Registrant who signs the Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

   At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

   Since our incorporation in February 1987, we have sold and issued the following securities:

     1. In June 1987, May 1989, December 1989, May 1990, June 1990, December 1990 and February 1991, the Registrant issued and sold 1,229,078 shares of Common Stock to 5 of our founders for $2.22 million pursuant to Section 4(2) of the Securities Act.

     3. In August 1991, December 1992 and January 1993, the Registrant issued and sold an aggregate of 3,967,120 shares of Series B Preferred Stock to 36 accredited investors for approximately $6.94 million pursuant to Section 4(2) of the Securities Act.

     4. In June 1995, August 1995, November 1995, March 1996, April 1996 and May 1996, the Registrant issued and sold an aggregate of 1,428,568 shares of Series C Preferred Stock and warrants to purchase 1,785,714 shares of Series C Preferred Stock to 43 accredited investors for approximately $2.50 million pursuant to Section 4(2) of the Securities Act.

     5. In April and May 1997, the Registrant issued and sold 1,232,392 shares of Series D Preferred Stock to 42 accredited investors for approximately $3.85 million pursuant to Section 4(2) of the Securities Act.

     6. In December 1999, the Registrant issued and sold 1,061,613 shares of Series C Preferred Stock to 41 accredited investors for approximately $603,000 and the cancellation of Series C shares upon the exercise of warrants pursuant to Section 4(2) of the Securities Act.

     7. Pursuant to Rule 701 promulgated under the Securities Act, from July 1991 to June 30, 2000, the Registrant issued and sold 750,729 shares of Common Stock to employees and consultants for aggregate consideration of approximately $307,196 upon the exercise of stock options pursuant to the Registrant's 1991 Stock Option Plan.

   The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits

  1.1*  Form of Underwriting Agreement

  3.1   Certificate of Incorporation of the Registrant, as currently in effect

  3.1.1 Form of Certificate of Incorporation of the Registrant to be filed after the closing of the offering made under this Registration
         Statement

  3.2   Bylaws of the Registrant

  4.1*  Specimen Common Stock Certificate

  4.2 Information and Registration Rights Agreement dated August 15, 1991 and amendments thereto by and among the Registrant and certain stockholders of the Registrant

  5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

        Form of Indemnification Agreement between the Registrant and each of
 10.1   its directors and officers

 10.2   Amended and Restated 1991 Stock Option Plan

 10.2.1 Form of Option Agreement under the 1991 Stock Option Plan

 10.3   2000 Stock Option Plan

 10.3.1 Form of Option Agreement under the 2000 Stock Option Plan

 10.4   2000 Director Option Plan

 10.4.1 Form of Option Agreement under 2000 Director Option Plan

        2000 Employee Stock Purchase Plan and form of subscription agreement
 10.5   thereunder

 10.6+  Distribution Agreement dated June 11, 1997 between Registrant and
         Nippon Eurotec Co., Ltd.

 10.6.1 Addendum to Distribution Agreement dated January 1, 2000 between
         Registrant and Nippon Eurotec Co., Ltd.

 10.7+  Patent License Agreement dated June 30, 1998 between Registrant and The
         Leland Stanford Junior University

        Lease Agreement dated August 24, 1998 between Registrant and San Carlos
 10.8    Co-Tenancy

 10.9   Promissory Note dated March 24, 1999 between Scott Valley Bank and Tim
         C. Johnson

 10.9.1 Assignment of Deposit Account dated March 24, 1999 between Registrant,
         Scott Valley Bank and Tim C. Johnson

 10.9.2 Security Agreement dated March 26, 1999 between Registrant and Tim C.
         Johnson

 10.10+ Capital Equipment Supplier Agreement dated June 25, 1999 between the
         Registrant and Novation, LLC

 10.11+ Manufacturing Agreement dated December 3, 1998 between Registrant and
         TriVirix International, Inc. (formerly CMA International, Inc.)

       Commercial Lease dated August 4, 2000 between Registrant and Concept
 10.12  Development Corp.

 21.1  Subsidiaries

 23.1  Independent Auditors' Consent and Report on Schedule

 23.2* Consent of Counsel (included in Exhibit 5.1)

 24.1  Power of Attorney (see Page II-5)

 27.1  Financial Data Schedule

--------
* To be filed by amendment.

+ Confidential treatment requested.

   (b) Financial Statement Schedules

Schedule II - Valuation and Qualifying Accounts

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

   The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Carlos, State of California on August 18, 2000.

                                                   /s/ Tim C. Johnson
                                          By: _________________________________
                                               Tim C. Johnson
                                               President, Chief Executive
                                               Officer, Chief Operating
                                               Officer and Director

                               POWER OF ATTORNEY

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Tim C. Johnson and William H. Lawrenson, and each of them, as his attorney-in-fact, with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             Signature                           Title                  Date
             ---------                           -----                  ----

       /s/ Tim C. Johnson            President, Chief Executive    August 18, 2000
____________________________________  Officer, Chief Operating
           Tim C. Johnson             Officer and Director
                                      (Principal Executive
                                      Officer)

    /s/ William H. Lawrenson         Vice President Finance and    August 18, 2000
____________________________________  Chief Financial Officer
        William H. Lawrenson          (Principal Financial and
                                      Accounting Officer)

      /s/ William New, Jr.           Director                      August 18, 2000
____________________________________
          William New, Jr.

    /s/ James J. Bochnowski          Director                      August 18, 2000
____________________________________
        James J. Bochnowski

      /s/ William M. Moore           Director                      August 18, 2000
____________________________________
          William M. Moore

      /s/ David Nierenberg           Director                      August 18, 2000
____________________________________
          David Nierenberg

                                  Schedule II

                           NATUS MEDICAL INCORPORATED

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                        Allowance for Doubtful Accounts

                                    Balance at Charges to Deductions- Balance at
                                    beginning  costs and  write-offs     end
Year Ended                          of period   expenses  of accounts of period
----------                          ---------- ---------- ----------- ----------
June 30, 2000(*)...................    201         24          --        225
December 31, 1999..................    138        131         (68)       201
December 31, 1998..................    125         13          --        138
December 31, 1997..................     55         83         (13)       125

                                Warranty Reserve

June 30, 2000(*)...................    487        144         (65)       566
December 31, 1999..................    500        185        (198)       487
December 31, 1998..................    297        306        (103)       500
December 31, 1997..................    244        112         (59)       297

--------
(*) Unaudited

                                    EXHIBITS

  1.1*  Form of Underwriting Agreement

  3.1   Certificate of Incorporation of the Registrant, as currently in effect

  3.1.1 Form of Certificate of Incorporation of the Registrant to be filed after the closing of the offering made under this Registration
         Statement

  3.2   Bylaws of the Registrant

  4.1*  Specimen Common Stock Certificate

  4.2 Information and Registration Rights Agreement dated August 15, 1991 and amendments thereto by and among the Registrant and certain stockholders of the Registrant

  5.1*  Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

        Form of Indemnification Agreement between the Registrant and each of
 10.1   its directors and officers

 10.2   Amended and Restated 1991 Stock Option Plan

 10.2.1 Form of Option Agreement under the 1991 Stock Option Plan

 10.3   2000 Stock Option Plan

 10.3.1 Form of Option Agreement under the 2000 Stock Option Plan

 10.4   2000 Director Option Plan

 10.4.1 Form of Option Agreement under 2000 Director Option Plan

        2000 Employee Stock Purchase Plan and form of subscription agreement
 10.5   thereunder

 10.6+  Distribution Agreement dated June 11, 1997 between Registrant and
         Nippon Eurotec Co., Ltd.

 10.6.1 Addendum to Distribution Agreement dated January 1, 2000 between
         Registrant and Nippon Eurotec Co., Ltd.

 10.7+  Patent License Agreement dated June 30, 1998 between Registrant and The
         Leland Stanford Junior University

        Lease Agreement dated August 24, 1998 between Registrant and San Carlos
 10.8    Co-Tenancy

 10.9   Promissory Note dated March 24, 1999 between Scott Valley Bank and Tim
         C. Johnson

 10.9.1 Assignment of Deposit Account dated March 24, 1999 between Registrant,
         Scott Valley Bank and Tim C. Johnson

 10.9.2 Security Agreement dated March 26, 1999 between Registrant and Tim C.
         Johnson

 10.10+ Capital Equipment Supplier Agreement dated June 25, 1999 between the
         Registrant and Novation, LLC

 10.11+ Manufacturing Agreement dated December 3, 1998 between Registrant and
         TriVirix International, Inc. (formerly CMA International, Inc.)

        Commercial Lease dated August 4, 2000 between Registrant and Concept
 10.12   Development Corp.

 21.1   Subsidiaries

 23.1   Independent Auditors' Consent and Report on Schedule

 23.2*  Consent of Counsel (included in Exhibit 5.1)

 24.1   Power of Attorney (see Page II-5)

 27.1   Financial Data Schedule

--------
* To be filed by amendment.

+ Confidential treatment requested.